Live Oak Bancshares

2024 ANNUAL REPORT

DEDICATED TO THE DOERS.

LETTER FROM THE CHAIRMAN

To Our Shareholders,

I am pleased to present our 2024 Annual Report, highlighting the state of our bank and exploring where I think the puck is going.

In 2024, we delivered record loan production, excellent loan and deposit growth, strong pre-provision net revenue (PPNR) growth, a solid start to our quest for full relationships with checking account growth, and well-controlled expenses even while continuing to invest in people and technology. Offsetting this positive momentum was an elevated loan loss provision. The ending result of all of this was a diluted earnings per share of $1.69, 3% higher than 2023.

Let's dig into each of those segments for a moment.

Momentum Continues to Build

Both our Small Business Banking and Commercial lending units had a tremendous year. We posted a record year of $5.2 billion of loan production, and total assets grew by $1.7 billion, or ~15%, to $12.9 billion. Our growth story remains remarkable. A 34% total assets CAGR in the banking industry over 10 years is something to be proud of.

10-YEAR GROWTH

Total Assets ($ in billions)



Our strong deposit platform continues to provide ample funding for our growth. Total deposits grew by $1.5 billion in 2024. What I am extremely excited about is the momentum we are seeing in our business checking product. Starting from practically zero 18 months ago to adding over $200 million of non-interest checking balances is an outstanding result. A year ago, about 6% of Live Oak customers had both a loan and deposit relationship with us. We have more than doubled that in 2024. We are already seeing the benefits of these deposits in terms of broader relationships with our borrowers and through a lower cost of funds on these relationships.

Growth, pricing discipline, and loan sales outmatched our net interest margin compression and provided for a 9% increase year-over-year in revenue. Our focus on investing in "good costs" while identifying areas of efficiency drove a 3% reduction in noninterest expenses. These two results generated a 38% growth in PPNR.

Provision expense for credit losses increased $45 million, or 88%, in 2024. We have a strong credit culture at Live Oak, but we aren't completely immune to credit cycles. While the table below shows that our historic performance relative to the SBA lender universe is very favorable, 2024 revealed that some small businesses were experiencing stress.

Small businesses are resilient. They are fighters. As we always have, we will continue to work with our borrowers to help them navigate this uncertain time.

Annual SBA Loan Default Rates*



Source: Lumos Technologies, Inc., SBA 7(a) Program Data for fiscal years ending September 30

*Default is defined as 60 days past due or indication that the business has been shut down when less than 60 days past due. Denominator is total active loans.

As I mentioned in last year's letter to you, the bottom line is this: organic growth in the banking business is difficult, and I like the hand we are playing. Our tangible book value grew 9% in 2024, and we've delivered a 21% CAGR over the last 10 years. That is a clear win for shareholders.

Equity Growth Momentum Since Inception ($ in millions)



The Future Is Now

Which brings me to the banking business today. Quite like small business, community banks face uncertainty with increased competition and economic stresses.

How do you create an exciting future where a community bank can thrive? Two factors we know well — embracing technology and creating a moat.

Before we dive in, one must reflect on whether the past is a proxy for the future. So, let's ponder a bit three inflection points that have — and will — reshape banking as we know it. The advent of the internet, the cloud, and now artificial intelligence.

In the 90s the world's first web browser was created. This next generation technology called the internet allowed incredible innovations transforming our everyday lives. Hard to imagine the days when getting paper statements in the mail was the only way to see your financials.

Fast forward to the early 2000s, and a second monumental transformation arrived with the advent of cloud computing. The cloud allowed programmers to use massive data centers to create magic in banking functionality.

What is coming next will exceed these two.

Artificial intelligence.

The ability for large language models to fundamentally get better every minute of every day will change the banking business from the ground up.

The AI wave is coming, and banks have to learn to surf, or they will drown. Here is how Live Oak will ride the wave.

Today, when we make a small business loan, we ask the applicant to go to the web, log into a portal, and upload documents. We then take those documents, complete required forms from the SBA, send them to the agency, and then embark on a very hands-on approach to assessing the health of the applicant.

Our folks look through volumes of tax returns, budgets, and financial statements, trying to determine whether there's a sufficient cushion between what they might owe us and what the business earns. It takes us weeks and weeks to go through that to make a loan.

Enter AI. With artificial intelligence and next generation technology such as optical character recognition (OCR), this will be done in a matter of minutes or seconds.

These machines do not take vacation, nor do they sleep. And they have access to a vast array of knowledge — instantly — that could not possibly be gathered by one human over a lifetime.

Here's an example of what we are working to develop. Let's take an entrepreneur who owns an HVAC company and wants working capital to hire technicians and secure accounts receivable at a discount. With the help of AI, we could interview him in a 15-minute phone call and analyze every word in that conversation while simultaneously gathering and analyzing the business tax returns to identify the cash flow repayment. Why? So we could answer his two questions — can I get a loan and when do I get my money?

We have tested this process in a proof-of-concept pilot.

The process is reminiscent of how we started this company lending money to veterinarians. What we did back then was hire an industry expert, a veterinarian, and pair her with a lender. Together they were able to assess the cash flow of the business and create a conservative approach to credit that was beneficial for both the borrower and the bank.

So, if we lend capital to the HVAC entrepreneur I mentioned earlier, get him the money quickly so he can ramp his business and see significant growth, then we've actually done something impactful.

This is not just going to be for loan origination, folks.

This could be in every single part of the bank. It's game, set, match. Think of the improvements the industry has already seen with the advent of open-source code paramount in AI. Death by excel spreadsheets should vanish. Pounding through thousands of pages of tax returns only to fat-finger a debt service coverage ratio in a spreadsheet should be eliminated by OCR technology that is more than 99% accurate.

Lenders, underwriters, and closers will be 10x more efficient. You could surmise they will be 10x happier. The mundane nature of their job will disappear and could be replaced with the opportunity to spend much more meaningful time understanding the business itself and the entrepreneurs who run it. Given this massive gain in efficiency, early adopters will gain market share!

And really, it's all about offering two paths for our customers — full-service and self-service.

Self-service is the ability to have a seamless digital experience, end-to-end.

Full-service is having our people, based right here in Wilmington, answer the phone in under a minute. Or our lenders and servicing people visit a customer at their place of business to help with anything they need. Do you need to physically go into a branch? I haven't believed that since 1994.

I firmly believe you'll never lose the power of human connection. But I do think the future is the combination of the two.

We are on our way. Glad you are on the journey with us.

James S. "Chip" Mahan III
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.
Commission file number: 001-37497



LIVE OAK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

North Carolina	**26-4596286**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1741 Tiburon Drive, Wilmington, NC	**28403**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(910) 790-5867**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Voting Common Stock, no par value per share	**LOB**	**New York Stock Exchange LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2024, was approximately $1,203,104,831. Shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates.

APPLICABLE ONLY TO CORPORATE REGISTRANTS:

As of March 17, 2025, there were 45,565,314 shares of the registrant's voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Shareholders, which the registrant plans to file subsequent to the date hereof, are incorporated by reference into Part III. Portions of the registrant's annual report to shareholders for the year ended December 31, 2024, which will be posted on the registrant's website and furnished to the SEC subsequent to the date hereof, are incorporated by reference into Part II.

Live Oak Bancshares, Inc.

Annual Report on Form 10-K

December 31, 2024

TABLE OF CONTENTS

Important Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Report") contains statements that management believes are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements generally relate to the financial condition, results of operations, plans, objectives, future performance or business of Live Oak Bancshares, Inc. (the "Company"). They usually can be identified by the use of forward-looking terminology, such as "believes," "expects," or "are expected to," "plans," "projects," "goals," "estimates," "will," "may," "should," "could," "would," "continues," "intends to," "outlook" or "anticipates," or variations of these and similar words, or by discussions of strategies that involve risks and uncertainties. You should not place undue reliance on these statements, as they are subject to risks and uncertainties, including but not limited to, those described in this Report. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements management may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information actually known to the Company at the time. Management undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements contained in this Report are based on current expectations, estimates and projections about the Company's business, management's beliefs and assumptions made by management. These statements are not guarantees of the Company's future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements. These risks, uncertainties and assumptions include, without limitation:

- deterioration in the financial condition of borrowers resulting in significant increases in the Company's provision for credit losses and other adverse impacts to results of operations and financial condition;

- changes in Small Business Administration ("SBA") rules, regulations and loan products, including specifically the Section 7(a) program, changes in SBA standard operating procedures or changes to the status of Live Oak Banking Company (the "Bank" or "Live Oak Bank") as an SBA Preferred Lender;

- changes in rules, regulations or procedures for other government loan programs, including those of the United States Department of Agriculture ("USDA");

- changes in interest rates that affect the level and composition of deposits, loan demand and the values of loan collateral, securities, and interest-sensitive assets and liabilities;

- the failure of assumptions underlying the establishment of reserves for possible credit losses;

- changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments;

- adverse developments in the banking industry highlighted by high-profile bank failures and the potential impact of such developments on customer confidence, liquidity, and regulatory responses to these developments;

- the impacts of any pandemic or public health situation, on trade (including supply chains and export levels), travel, employee productivity and other economic activities that may have a destabilizing and negative effect on financial markets, economic activity and customer behavior;

- a reduction in or the termination of the Company's ability to use the technology-based platform that is critical to the success of the Company's business model or to develop a next-generation banking platform, including a failure in or a breach of the Company's operational or security systems or those of its third-party service providers;

- risks relating to the material weakness we identified in our internal control over financial reporting;

- technological risks and developments, including cyber threats, attacks, or events;

- changes in financial market conditions, either internationally, nationally or locally in areas in which the Company conducts operations, including reductions in rates of business formation and growth, demand for the Company's products and services, commercial and residential real estate development and prices, premiums paid in the secondary market for the sale of loans, and valuation of servicing rights;

- changes in accounting principles, policies, and guidelines applicable to bank holding companies and banking;

- fluctuations in markets for equity, fixed-income, commercial paper and other securities, which could affect availability, market liquidity levels, and pricing;

- the effects of competition from other commercial banks, non-bank lenders, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and mutual funds, and other financial institutions operating in the Company's market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the Internet;

- the Company's ability to attract and retain key personnel;

- changes in governmental monetary and fiscal policies as well as other legislative and regulatory changes, including with respect to SBA or USDA lending programs and investment tax credits;

- a deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the debt ceiling and the federal budget;

- changes in political and economic conditions, including any prolonged U.S. government shutdown;

- the impact of heightened regulatory scrutiny of financial products and services, primarily led by the Consumer Financial Protection Bureau and various state agencies;

- the Company's ability to comply with any requirements imposed on it by regulators, and the potential negative consequences that may result;

- operational, compliance and other factors, including conditions in local areas in which the Company conducts business such as inclement weather or a reduction in the availability of services or products for which loan proceeds will be used, that could prevent or delay closing and funding loans before they can be sold in the secondary market;

- the effect of any mergers, acquisitions or other transactions, to which the Company or the Bank may from time to time be a party, including management's ability to successfully integrate any businesses acquired;

- adverse results, including related fees and expenses, from pending or future lawsuits, government investigations or private actions;

- other risk factors listed from time to time in reports that the Company files with the U.S. Securities and Exchange Commission, or the SEC, including those described under "Risk Factors" in this Report; and

- the Company's success at managing the risks involved in the foregoing.

Except as otherwise disclosed, forward-looking statements do not reflect: (i) the effect of any acquisitions, divestitures or similar transactions that have not been previously disclosed; (ii) any changes in laws, regulations or regulatory interpretations; or (iii) any change in current dividend or repurchase strategies, in each case after the date as of which such statements are made. All forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any statement, to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1.   **BUSINESS**

General

Live Oak Bancshares, Inc. (individually, "Bancshares" and collectively with its subsidiaries including Live Oak Banking Company, the "Company," also referred to as "our" and "we"), headquartered in Wilmington, North Carolina, is the bank holding company for Live Oak Banking Company (the "Bank" or "Live Oak Bank"). The Bank was incorporated in February 2008 as a North Carolina-chartered commercial bank and operates an established national online platform for small business lending and deposit gathering. Bancshares was incorporated under the laws of the state of North Carolina on December 18, 2008, for the purpose of serving as the bank holding company of Live Oak Bank. Bancshares completed its initial public offering ("IPO") in July 2015.

The Company

The Company predominantly originates loans partially guaranteed by the U.S. Small Business Administration (the "SBA") and to a lesser extent by the United States Department of Agriculture ("USDA") Rural Energy for America Program ("REAP"), Water and Environmental Program ("WEP"), Business & Industry ("B&I") and Community Facilities loan programs. These loans are to small businesses and professionals with what the Company believes are lower risk characteristics. Industries, or "verticals," on which the Company focuses its lending efforts are carefully selected. The Company also lends more broadly to select borrowers outside of those verticals.

In addition to focusing on industry verticals, the Company emphasizes developing detailed knowledge of its customers' businesses. This knowledge is developed, in part, through virtual and/or regular visits with customers, wherever they are located. These regular visits are designed to foster, both for the Company and for the customer, a deep and personalized experience throughout the lending relationship. The Company has developed, and continues to refine, a technology-based platform to facilitate providing financial services to the small business community on a national scale and has leveraged this technology to optimize the Company's loan origination process, customer experience, reporting metrics, and servicing activity. The Company services customers efficiently throughout the loan process and monitors their performance by means of the technology-based platform without maintaining traditional branch locations.

For additional information on the Company's business, financial performance and results of operations, see "Overview" and "Executive Summary" in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

The Company's voting common stock trades on the New York Stock Exchange LLC (the "NYSE") under the symbol "LOB." As of January 31, 2025, there were 207 holders of record of the Company's voting common stock. The Company's principal executive office is located at 1741 Tiburon Drive, Wilmington, North Carolina 28403, telephone number (910) 790-5867. The Company maintains a website at www.liveoak.bank. Documents available on the website include: (i) the Company's Code of Ethics and Conflict of Interest Policy; (ii) charters for the Audit, Risk, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors, and (iii) the Company's Corporate Governance Guidelines. These documents also are available in print to any shareholder who requests a copy. Except as otherwise expressly stated in these documents, the information contained on our website or available by hyperlink from our website is not part of this Report and is not incorporated into this Report or any other documents we file with, or furnish to, the SEC.

In addition, available free of charge through the Company's website is the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after electronically filing or furnishing such material to the SEC. These filings are also accessible on the SEC's website at www.sec.gov.

The Company also will provide without charge a copy of this Report, as well as any documents available on the Company's website, to any shareholder by mail. Requests should be sent to Live Oak Bancshares, Inc., Attention: Corporate Secretary, 1741 Tiburon Drive, Wilmington, NC 28403.

Employees and Human Capital Resource Management

The Company operates on the fundamental philosophy that people are our most valuable asset, because every person who works for us has the potential to impact our success as well as the success of our customers. The Company's employees are the source of our deep industry and product expertise and the embodiment of our culture. It is this industry vertical expertise, product knowledge and our culture that differentiate the Company and allow us to provide an unprecedented customer experience and live our mission to fuel the growth of small business across the country and be America's Small Business Bank.

As a financial institution, our ability to attract, develop and retain highly qualified employees is critical to our success. The Company's core values of innovation, dedication, ownership, respect and teamwork are pillars of our culture and represent the expectations we have of each and every one of our employees. We believe our people provide significant value to our Company and its shareholders.

Demographics

As of December 31, 2024, the Company had 1,008 full-time employees, 17 part-time employees and 27 independent contractors. None of the Company's employees are covered by a collective bargaining agreement, and management considers relations with employees to be good.

Human Capital and Workplace Initiatives

The Company strives to foster a welcoming, supportive, and equitable environment for all employees. To accomplish this, the Company focuses on engagement, awareness, training, accountability, education, and communication. During 2024, the Company continued to support programming through its Employee Resource Groups ("ERG") and interest groups. These employee-led networks, which are voluntary and open to all employees, provide community and connection through shared interests and experiences. The Company's human capital initiatives are both internally and externally focused. The Company and ERG leadership and membership remain committed to celebrating and supporting a wide variety of locally owned small business through on-campus events that showcase a broad range of entrepreneurs in the surrounding communities. Our commitment to providing and enhancing a support infrastructure for people with underrepresented backgrounds remains a strategic initiative. The Company intends to continue to identify, monitor and measure meaningful equal opportunity goals, to foster a welcoming environment through education, communication and recruiting efforts, and to provide support so that all employees have the resources and relationships they need to be successful and thrive.

Compensation

We believe that creating an unprecedented banking experience for small business owners nationwide through service and technology will build long-term shareholder value. To accomplish this, we endeavor to identify, recruit, retain and incentivize exceptional employees. Our compensation program is based on the premise that employees should receive fair and equitable treatment based on their individual contributions to the Company's profitability and success. We use a combination of fixed and incentive pay, including base salary, cash bonus, and equity compensation. We also offer a 401(k) savings plan to qualifying employees.

Our compensation program is intended to motivate employees to successfully execute our mission. The Company believes that the most effective incentive compensation programs strive to achieve the following objectives:

- align compensation with responsibilities and performance;
- align employees' interests with those of our shareholders;
- motivate performance toward the achievement of business objectives;
- clearly communicate compensation policies and structures to employees;
- motivate behaviors to increase long-term profitability while maintaining the Company's primary commitment to safety and soundness; and
- attract and retain talent and build leadership succession within business units.

Benefits and Wellness

As the success of our business is fundamentally connected to the well-being of our people, we offer benefits that support their physical, financial, and emotional well-being. We provide our employees with access to flexible and convenient insurance programs intended to meet their needs and the needs of their families. In addition to robust medical, dental and vision coverage, we offer eligible employees dependent care flexible spending accounts, paid time off, employee assistance programs, short-term and long-term disability insurance, and term life insurance.

Our focus on employee wellness extends beyond just insurance benefits. The Company provides access to an intranet site focused on physical, mental, emotional, and financial wellness, and at its Wilmington headquarters facility, provides an on-site health clinic for employees, on-site physical therapy appointments, and an on-site wellness facility staffed with certified physical trainers and regularly scheduled live and virtual wellness classes. The Company's main campus in Wilmington also offers two on-site dining locations that provide healthy options and which can cater to specific dietary needs.

Flexibility is an important contributor to employee engagement and job satisfaction. While we value the presence of employees at our Wilmington headquarters, our 100% cloud-based operations allow our people to transition nimbly between remote working and in-person as personal circumstances require with no material effect on our operations or customer experience.

Commitment to Values and Ethics

Along with our core values, we have adopted a Code of Ethics and Conflict of Interest Policy, which sets forth expectations and guidance for employees to make appropriate decisions. Our Code of Ethics and Conflict of Interest Policy covers topics such as conflicts of interest, compliance with laws, appropriate use of company assets, protecting confidential information, and reporting of violations. Our Code of Ethics and Conflict of Interest Policy reflects our commitment to operating in a fair, honest, responsible, and ethical manner and also provides direction for reporting complaints in the event of alleged violations of our policies.

Professional Development and Training

We believe training and professional development for our employees has a positive impact on employee retention, customer experience and, ultimately, shareholder value. The Company has certain training programs and resources in place to meet the needs of various roles, skill sets, and departments across the Company, including:

- Internally and externally led manager training and professional development;
- Internally led "lunch and learn" meetings for role-specific skills;
- Internally led credit committee meetings open to all employees for participation;
- Web-based learning modules and training for personal and professional development, skill-based learning, leadership development, and management functions;
- Formal cross-department teams tasked with technology, initiative roll-outs, and change management; and
- Tuition reimbursement for job-specific certifications and required continuing education.

Communication and Engagement

We believe that the Company's success and the ultimate creation of long-term value for shareholders begins with employees understanding how their work contributes to the Company's overall strategy. To this end, we communicate with our workforce through a variety of channels and encourage open and direct communication, including:

- Periodic company-wide "all hands" meetings;
- Regularly scheduled town hall-style meetings that are led by our key executives and held quarterly, or more often as needed, with a focus on our people, culture, strategy, and performance;
- Periodic posts from Company leadership via our internal enterprise social media network and intranet; and
- An open-door environment that encourages communication, collaboration and the free-flow of information and ideas.

Collaboration, both within and between business units, is a hallmark of our approach to service delivery and value creation for our customers and stakeholders.

Competition

Commercial banking in the United States is extremely competitive. The Company competes with national banking organizations, including the largest commercial banks headquartered in the country, all of which have small business lending divisions. The Company also competes with other federally and state-chartered financial institutions such as community banks and credit unions, finance and business development companies, peer-to-peer and marketplace lenders and other non-bank lenders. Many of the Company's competitors have higher legal lending limits and are also able to provide a wider array of services and make greater use of media advertising given their size and resources.

Despite the intense level of competition among small business lenders, the Company believes that it occupies a lending category distinct from its competitors. One of the Company's principal advantages is the technology-based platform it uses, which management believes has accelerated the Company's ability to issue proposals, complete credit due diligence, finalize commitments and improve the overall customer experience. The Company believes that its personnel also provide a competitive advantage because they include industry participants with relevant experience in the Company's identified verticals.

Subsidiaries

In addition to the Bank, Bancshares directly or indirectly held the following wholly owned material subsidiaries as of December 31, 2024:

- Live Oak Ventures, Inc., formed in August 2016 for the purpose of investing in businesses that align with the Company's strategic initiative to be a leader in financial technology;

- Live Oak Grove, LLC, formed in February 2015 for the purpose of providing Company employees and business visitors with on-site dining at the Company's Wilmington, North Carolina headquarters; and

- Government Loan Solutions, Inc. ("GLS"), a management and technology consulting firm that specializes in the settlement, accounting, and securitization processes for government guaranteed loans, including loans originated under the SBA 7(a) loan program and USDA-guaranteed loans.

In 2010, the Bank formed Live Oak Number One, Inc., a wholly owned subsidiary, to hold properties foreclosed on by the Bank.

In 2018, the Bank formed Live Oak Private Wealth, LLC ("LOPW"), a registered investment advisor that provides high-net-worth individuals and families with strategic wealth and investment management services.

In 2019, Live Oak Clean Energy Financing LLC ("LOCEF") became a subsidiary of the Bank. LOCEF was formed in November 2016 as a subsidiary of Bancshares for the purpose of providing financing to entities for renewable energy applications.

Tiburon Land Holdings, LLC was formed in the third quarter of 2022 as a subsidiary of the Bank to hold land adjacent to the Bank's headquarters consisting of wetlands and other protected property for the use and enjoyment of the Bank's employees and customers.

The Company's operations are managed along one significant operating segment. For further discussion, see the section captioned "Business Segment" within Note 1. Organization and Summary of Significant Accounting Policies in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report.

SUPERVISION AND REGULATION

General

The Company is subject to extensive regulation in connection with its respective activities and operations. The framework under which the Company is supervised and examined is complex. This framework includes federal and state laws, regulations, policy statements, guidance, and other interpretative materials that define the obligations and requirements for financial institutions.

Regulations of banks and their holding companies is subject to continual revision, through legislative changes, regulatory revisions, and the evolving supervisory objectives of federal and state banking agency examiners and supervisory staff. It is not possible to predict the content or timing of changes to the laws and regulations that may impact the business of the Company. Any changes to the regulatory framework applicable to the Company could have a material adverse impact on its operations.

In addition to the regulation and supervision summarized below, Bancshares is a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act") and is required to file reports with the SEC and otherwise comply with federal securities laws. Bancshares' voting common stock is listed on the NYSE. Consequently, in addition to the rules promulgated by the SEC, Bancshares must also comply with the listing standards applicable to NYSE-listed companies. The NYSE listing standards applicable to Bancshares include corporate governance standards related to director independence; requirements for audit, nominating and compensation committee charters, membership qualifications and procedures; incentive compensation recovery policy requirements; and shareholder approval of equity compensation arrangements, among others.

The following discussion is not intended to be a complete description of all the activities regulated by U.S. banking laws and regulations or of the impact of such laws and regulations on the Company. Rather, it is intended to briefly summarize the legal and regulatory framework in which the Company operates and describes certain legal requirements that impact its businesses and operations. The information set forth below is subject to change.

As a result of the 2024 presidential and congressional elections, control of the White House and Congress shifted to the Republican Party in January 2025. The new administration has taken action in its first several weeks in office that indicate its intention to generally reduce federal regulation of the financial services industry. For example, on February 8, 2025, the acting director of the Consumer Financial Protection Bureau (the "CFPB") issued a notice to its staff to cease all supervision and examination activity. It is currently unknown what, if any, of the CFPB's policies or directives will continue. Congress or the federal bank regulatory agencies may modify or rescind rule making and regulatory guidance issued under the prior administration. However, the timing and impact of any changes to the regulatory, enforcement, and supervisory priorities of the federal bank regulatory agencies is not known at this time. Changes in applicable law or regulation, and in their application by regulators, may have a material effect on the business of the Company and the Bank. The Company and the Bank will continue to closely monitor developments and changes.

Federal Bank Holding Company Regulation and Structure

As a registered bank holding company, Bancshares is subject to regulation under the Bank Holding Company Act of 1956, as amended ("BHCA"), and to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank is a North Carolina-chartered commercial bank and is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation ("FDIC") and the North Carolina Commissioner of Banks ("NCCOB").

The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

- it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

- it may merge or consolidate with any other bank holding company.

The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the Community Reinvestment Act of 1977, both of which are discussed elsewhere in more detail.

Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if a person or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

- the bank holding company has securities registered under Section 12 of the Exchange Act; or

- no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Bancshares' voting common stock is registered under Section 12 of the Exchange Act. The regulations provide a procedure for challenging rebuttable presumptions of control.

The BHCA generally prohibits a bank holding company from retaining direct or indirect ownership or control of any voting shares of any company which is not a bank or bank holding company or engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities other than activities closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company's insured depository institution subsidiaries are "well capitalized" and "well managed." Additionally, the Community Reinvestment Act of 1977 rating of each subsidiary bank must be satisfactory or better. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company, the company fails to continue to meet any of the prerequisites for financial holding company status, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company. Bancshares filed an election and became a financial holding company in 2016.

Under Federal Reserve policy and as codified by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), Bancshares is expected to act as a source of financial strength for Live Oak Bank and to commit resources to support Live Oak Bank. This support may be required at times when Bancshares might not be inclined to provide it or it might not be in Bancshares' best interests or the best interests of its shareholders. In addition, any capital loans made by Bancshares to Live Oak Bank will be repaid only after Live Oak Bank's deposits and various other obligations are repaid in full.

Live Oak Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations and it is supervised and examined by state and federal bank regulatory agencies. The FDIC and the NCCOB regularly examine the operations of Live Oak Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Bank Merger Act

Section 18(c) of the Federal Deposit Insurance Act, popularly known as the "Bank Merger Act," requires the prior written approval of appropriate federal bank regulatory agencies before any bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a state nonmember bank.

The Bank Merger Act prohibits the applicable federal bank regulatory agency from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the applicable federal bank regulatory agency from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the applicable federal bank regulatory agency finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the applicable federal bank regulatory agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches.

State Law

Live Oak Bank is subject to extensive supervision and regulation by the NCCOB. The NCCOB oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The NCCOB supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the NCCOB describing in detail their resources, assets, liabilities, and financial condition. Among other things, the NCCOB regulates mergers and consolidations of North Carolina state-chartered banks, capital requirements for banks, loans to officers and directors, payment of dividends, record keeping, types and amounts of loans and investments, and the establishment, relocation, and closing of branches.

The NCCOB has extensive enforcement authority over North Carolina banks. Such authority includes the ability to issue cease-and-desist orders and to seek civil money penalties. The NCCOB may also take possession of a North Carolina bank in various circumstances, including for a violation of its charter or of applicable laws, operating in an unsafe and unsound manner, or as a result of an impairment of its capital, and may appoint a receiver.

Bancshares is also required to maintain registration as a bank holding company with the NCCOB. Subject to certain exceptions, Bancshares may not acquire control over another bank or bank holding company or consummate a merger or other combination transaction with another company without the prior approval of the NCCOB. The NCCOB also has authority to assert civil money penalties against a holding company if the NCCOB determines such holding company to be in violation of any banking laws and the holding company fails to comply with an NCCOB order to cease and desist from such violations of law.

The primary state banking laws to which Bancshares and the Bank are subject are set forth in Chapters 53 and 53C of the North Carolina General Statutes. The North Carolina Business Corporation Act is also applicable to Bancshares as a North Carolina business corporation and to the Bank as a North Carolina banking corporation.

Payment of Dividends and Other Restrictions

Bancshares is a legal entity separate and distinct from the Bank. While there are various legal and regulatory limitations under federal and state law on the extent to which banks can pay dividends or otherwise supply funds to holding companies, a principal source of cash flows for Bancshares is dividends from the Bank. The relevant federal and state regulatory agencies have authority to prohibit a state bank or bank holding company, which would include the Bank and Bancshares, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business.

North Carolina commercial banks, such as Live Oak Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Specifically, an insured depository institution, such as Live Oak Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in the applicable law and regulations).

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past four quarters is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve has also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if any of the holding company's bank subsidiaries are classified as undercapitalized.

A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

Under the Inflation Reduction Act of 2022, there is a 1% excise tax on the fair market value of stock repurchased after December 31, 2022, by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Capital Adequacy

General. Bancshares must comply with the Federal Reserve's established capital adequacy standards, and Live Oak Bank is required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements sensitive to differences in risk profiles among banks and bank holding companies, account for off-balance-sheet exposure and minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. Under applicable capital standards, the minimum risk-based capital ratios are a common equity Tier 1 capital to risk-weighted assets ratio of 4.5%, a Tier 1 capital to risk-weighted assets ratio of 6%, and a total capital to risk-weighted assets ratio of 8%. In addition, to avoid restrictions on capital distributions and discretionary bonus payments, Bancshares and the Bank are required to meet a capital conservation buffer of common equity Tier 1 capital in addition to the minimum common equity Tier 1 capital ratio. The capital conservation buffer is set at a ratio of 2.5% common equity Tier 1 capital to risk-weighted assets, which sits "on top" of the 4.5% minimum common equity Tier 1 to risk-weighted assets ratio. Common equity Tier 1 capital is predominantly composed of retained earnings and common stock instruments (that meet strict delineated criteria), net of treasury stock, and after making necessary capital deductions and adjustments. Tier 1 capital is composed of common equity Tier 1 capital plus Additional Tier 1 capital, which consists of noncumulative perpetual preferred stock and similar instruments meeting specified eligibility criteria. Total capital is composed of Tier 1 capital plus Tier 2 capital, which consists of subordinated debt with a minimum original maturity of at least five years and a limited amount of loan loss reserves.

At December 31, 2024, the Company's risk-based capital ratios, as calculated under applicable capital standards were 11.04% common equity Tier 1 capital to risk weighted assets, 11.04% Tier 1 capital to risk weighted assets, and 12.29% total capital to risk weighted assets.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average total on-balance sheet assets, less goodwill and certain other intangible assets, of 4% for bank holding companies. Bancshares' ratio at December 31, 2024 was 8.21% compared to 8.58% at December 31, 2023. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" and other indications of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.

Prompt Corrective Action. The Federal Deposit Insurance Act (the "FDI Act") requires the federal bank regulatory agencies to take "prompt corrective action" if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of December 31, 2024, Live Oak Bank had capital levels that qualify as "well capitalized" under the applicable regulations.

The FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank is or would thereafter be "undercapitalized." "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank's capital. In addition, for a capital restoration plan to be acceptable, the bank's parent holding company must guarantee that the institution will comply with such capital restoration plan until the institution has been adequately capitalized on average during each of four consecutive calendar quarters. The aggregate liability of the parent holding company under such guaranty is limited to the lesser of: (i) an amount equal to 5% of the bank's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

"Significantly undercapitalized" insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, cease receipt of deposits from correspondent banks, or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers, and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator, may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transaction outside the ordinary course of business.

A bank that is not "well capitalized" is also subject to certain limitations relating to brokered deposits. If a bank is not well-capitalized, it cannot accept brokered deposits without prior FDIC approval. Even if approved, rate restrictions will govern the rate the institution may pay on the brokered deposits. At December 31, 2024, Live Oak Bank was "well capitalized" and therefore not subject to any limitations with respect to its brokered deposits.

Basel III. The regulatory capital framework under which Bancshares and Live Oak Bank operate changed in significant respects as a result of the Dodd-Frank Act and other regulations, including the separate regulatory capital requirements put forth by the Basel Committee on Banking Supervision, commonly known "Basel III."

The Federal Reserve, FDIC and Office of the Comptroller of the Currency approved final rules that established an integrated regulatory capital framework that implements the Basel III regulatory capital requirements and certain provisions of the Dodd-Frank Act. Compliance by Bancshares and the Bank with these capital requirements affects their respective operations by increasing the amount of capital required to conduct operations.

The FDIC has set the minimum required Community Bank Leverage Ratio ("CBLR") at 9%. A qualifying community banking organization may elect to use the CBLR framework if its CBLR is greater than 9%. A qualifying community banking organization that has chosen the proposed framework is not required to calculate the existing risk-based and leverage capital requirements. A bank is also considered to have met the capital ratio requirements to be well capitalized for the agencies' prompt corrective action rules provided it has a CBLR greater than 9%. The Company has not elected to implement the CBLR framework at this time.

Acquisitions

The Company must comply with numerous laws related to any potential acquisition activity. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. The acquisition of non-banking companies is also regulated by the Federal Reserve. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law. Additionally, under the Dodd-Frank Act, banks are permitted to open a de novo branch in any state if that state would permit a bank organized in that state to open a branch.

Restrictions on Affiliate Transactions

Sections 23A and 23B of the Federal Reserve Act establish parameters for a bank to conduct "covered transactions" with its affiliates, with the objective of limiting risk to the insured bank. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those that would be provided to a non-affiliate. The term "covered transaction" includes the making of loans to the affiliate, purchase of assets from the affiliate, issuance of a guaranty on behalf of the affiliate and several other types of transactions.

Under the Dodd-Frank Act, restrictions on transactions with affiliates are enhanced by (i) including among "covered transactions" transactions between bank and affiliate-advised investment funds; (ii) including among "covered transactions" transactions between a bank and an affiliate with respect to securities repurchase agreements and derivatives transactions; (iii) adopting stricter collateral rules; and (iv) imposing tighter restrictions on transactions between banks and their financial subsidiaries.

FDIC Insurance Assessments

The Bank's deposits are insured by the FDIC. The standard FDIC insurance coverage amount is $250,000 per depositor, per institution. The FDIC maintains its Deposit Insurance Fund (the "DIF") for the purposes of (1) insuring the deposits and protecting the depositors of insured banks and (2) resolving failed banks. The DIF is funded mainly through quarterly assessments on insured banks, but also receives interest income on securities. The DIF is reduced by loss provisions associated with failed banks and by FDIC operating expenses.

The FDIC imposes a risk-based deposit insurance premium assessment on member institutions in order to maintain the DIF. Assessments are based on the average consolidated total assets less tangible equity of a financial institution. The assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.

Live Oak Bank's insurance assessments during 2024 and 2023 were $10.8 million and $16.7 million, respectively. In conjunction with the Amended Restoration Plan, the FDIC Board increased deposit insurance assessment rates by two basis points for all insured depository institutions, effective in 2023. The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The law also gives the FDIC enhanced discretion to set assessment rate levels. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Company and the Bank. Management cannot predict what insurance assessment rates will be in the future.

Privacy and Data Security

We are subject to complex and evolving laws and regulations governing the privacy and security of personal information associated with consumers, prospective, current and former customers, employees and contractors, and other individuals. For example, financial institutions are required by the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the "GLBA") to disclose certain information to consumers regarding their privacy and security practices with respect to personal information. The GLBA imposes additional requirements, including restrictions on when and to which entities financial institutions may disclose personal information and how personal information can be used, as well as data security requirements. Another example of a federal privacy law with which we must comply is the Fair Credit Reporting Act, which imposes requirements on our use of consumer reports.

In addition to federal privacy and data security laws and regulations, numerous state laws and regulations govern the privacy and security of personal information, and state legislatures have been actively considering and enacting new legislation. For example, some states have enacted financial privacy laws and regulations that are similar to the GLBA's privacy requirements. Many states have enacted comprehensive privacy laws, such as the California Consumer Privacy Act. To the extent applicable, these laws and regulations may impose additional and/or different requirements than federal law, may present implementation challenges, could be an enforcement priority for the state regulators, and could generate increased lawsuits by consumers and other individuals.

We are also subject to laws and regulations governing how we respond to data breaches, cybersecurity incidents, and similar matters. At the federal level, the Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice addresses financial institutions' notification of customers and regulators when unauthorized access to sensitive customer information occurs.

The U.S. federal bank regulatory agencies have also established computer-security incident notification requirements for banking organizations and bank service providers. A bank holding company, such as Bancshares, and an FDIC-supervised depository institution, such as the Bank, are required to notify the Federal Reserve or FDIC, respectively, as soon as possible and no later than 36 hours after a determination that a computer-security incident that rises to the level of a notification incident has occurred. A notification incident may include a major computer-system failure; a cyber-related interruption, such as a distributed denial of service or ransomware attack; or another type of significant operational interruption.

SEC rules also require disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy, and governance. See Item 1C. Cybersecurity for additional information.

In addition to our obligation to address federal standards related to data breaches, cybersecurity incidents, and similar matters, all fifty states have enacted breach notification laws. State breach notification laws often present additional or different notification requirements than those arising under federal law. Evaluating and addressing our obligations under these laws adds complexity to our incident response process, and the nature of these laws may present compliance challenges.

The application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in light of new and rapidly evolving data-driven technologies and significant increases in computing power. These laws and regulations are constantly evolving, remain a focus of regulators, and will continue to have a significant impact on our businesses and operations. Violations of these laws and regulations can give rise to enforcement actions by governmental agencies and to private lawsuits for damages and other forms of relief.

Federal Home Loan Bank System

The Federal Home Loan Bank (the "FHLB") System consists of 11 district FHLBs subject to supervision and regulation by the Federal Housing Finance Agency (the "FHFA"). The FHLBs provide a central credit facility primarily for member institutions. As a member of the FHLB of Atlanta, the Bank is required to acquire and hold shares of capital stock in the FHLB of Atlanta. The Bank was in compliance with this requirement with investment in FHLB of Atlanta stock of $7.8 million at December 31, 2024. The FHLB of Atlanta serves as a reserve or central bank for its member institutions within its assigned district. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It offers advances to members in accordance with policies and procedures established by the FHFA and the Board of Directors of the FHLB of Atlanta. Long-term advances may only be made for the purpose of providing funds for residential housing finance, small businesses, small farms and small agribusinesses.

Community Reinvestment Act

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low and moderate-income borrowers in their local communities. An institution's size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

The Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution's Community Reinvestment Act performance and to review the institution's Community Reinvestment Act public file. Each lending institution must maintain for public inspection a file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of the regulators' written Community Reinvestment Act evaluations of financial institutions. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution's community reinvestment record.

The Community Reinvestment Act agreements with private parties must be disclosed and annual Community Reinvestment Act reports relating to such agreements must be made available to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory Community Reinvestment Act rating in its latest Community Reinvestment Act examination. The Bank received an "Outstanding" rating in its last Community Reinvestment Act examination, which was conducted as of December 28, 2021.

The Volcker Rule

Under provisions of the Dodd-Frank Act referred to as the "Volcker Rule," certain limitations are placed on the ability of insured depository institutions and their affiliates to engage in sponsoring, investing in and transacting with certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") required each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also required the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act encouraged cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") mandated for public companies, such as Bancshares, a variety of reforms intended to address corporate and accounting fraud and provided for the establishment of the Public Company Accounting Oversight Board ("PCAOB"), which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. Sarbanes-Oxley imposed higher standards for auditor independence and restricted the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement, and increases the oversight and authority of audit committees of publicly traded companies.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes a significant portion of a bank's earnings. Thus, the Company's earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on the Company's business and results of operations cannot be predicted.

Current and future legislation and the policies established by federal and state regulatory authorities will affect the Company's future operations. Banking legislation and regulations may limit the Company's growth and the return to its investors by restricting certain of its activities.

In addition, capital requirements could be changed and have the effect of restricting the activities of the Company or requiring additional capital to be maintained. The Company cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the Company's business and results of operations.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan-to-value ratio limitations on real estate loans. Live Oak Bank's respective loan policies establish limits on loan to value ratios that are equal to or less than those established in such regulations.

Commercial Real Estate Concentrations

Lending operations of commercial banks may be subject to enhanced scrutiny by federal banking regulators based on a bank's concentration of commercial real estate ("CRE") loans. The federal banking regulators have issued guidance to remind financial institutions of the risk posed by CRE lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for bank examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

- total reported loans for construction, land development and other land ("C&D") represent 100% or more of the institution's total capital; or

- total CRE loans represent 300% or more of the institution's total capital, and the outstanding balance of the institution's CRE loan portfolio has increased over 50% or more during the prior 36 months.

As of December 31, 2024, the Bank's C&D concentration as a percentage of bank capital totaled 65.0% and the Bank's CRE concentration, excluding owner-occupied loans, as a percentage of capital totaled 198.9%.

Limitations on Incentive Compensation

The Federal Reserve reviews incentive compensation arrangements of bank holding companies such as Bancshares as part of its regular, risk-focused supervisory process.

The federal banking agencies have also issued guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the banking organization. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Pursuant to SEC rules, the national securities exchanges and associations, including the NYSE, have implemented listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material restatement if the error were corrected in the current period of left uncorrected in the current period. The Company has adopted a clawback policy, a copy of which is included as an exhibit to this Report.

Registered Investment Adviser Regulation

LOPW is a registered investment adviser under the Investment Advisers Act of 1940 and the SEC's regulations promulgated thereunder. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, recordkeeping, operational, and disclosure obligations. Supervisory agencies have the power to limit or restrict LOPW from conducting its business in the event it fails to comply with such laws and regulations. Possible sanctions that may be imposed in the event of such noncompliance include the suspension of individual employees, limitations on business activities for specified periods of time, revocation of registration as an investment adviser and/or other registrations, and other censures and fines. Changes in these laws or regulations could have a material adverse impact on the profitability and mode of operations of LOPW.

Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits. The Federal Reserve's monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on the Company's business and earnings cannot be predicted.

Dodd-Frank Act

The Dodd-Frank Act was signed into law in 2010 and implemented many changes in the way financial and banking operations are regulated in the United States, including through the creation of a new resolution authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions intended to strengthen the financial services sector. Pursuant to the Dodd-Frank Act, the Financial Stability Oversight Council (the "FSOC") was created and is charged with overseeing and coordinating the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. Under the Dodd-Frank Act, the CFPB was also created as a new consumer financial services regulator. The CFPB is authorized to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive. However, as noted above, the acting director of the CFPB instructed its staff to cease all supervision and examination activity. It is not currently known what, if any, of the CFPB's policies or directives will continue.

The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies and banks with $10 billion or more in total consolidated assets. As of December 31, 2024, the Company and the Bank each had total assets of $12.94 billion and $12.86 billion, respectively. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Regulatory Impact of Asset Growth.

Federal and State Taxation

Bancshares and its subsidiaries file a consolidated federal income tax return and various state tax returns on either a consolidated or separate entity basis as required by state-specific tax regulations. All the returns are filed on a calendar year basis. Consolidated income tax returns have the effect of eliminating intercompany income and expense, including dividends, from the computation of consolidated taxable income for the taxable year in which the items occur. In accordance with an income tax sharing agreement, income tax charges or credits are allocated among Bancshares and its subsidiaries on the basis of their respective taxable income or taxable loss that is included in the consolidated income tax return.

Banks and bank holding companies are subject to federal and state income taxes in essentially the same manner as other corporations. Taxable income is generally calculated under applicable sections of the Internal Revenue Code of 1986, as amended (the "Code"), with some modifications required by state law for computing state taxable income. Although the Company's federal income tax liability is determined under provisions of the Code, which is applicable to all taxpayers, Sections 581 through 597 of the Code provide special rules that apply specifically to financial institutions.

Management continues to explore investments that generate investment tax credits and as a result there can be no assurance as to the actual effective rate because it will be dependent upon the nature and amount of future income and expenses as well as actual investments generating investment tax credits and transactions with discrete tax effects.

Evolving Legislation and Regulatory Action

New laws or regulations or changes to existing laws and regulations, including changes in interpretation or enforcement, could materially adversely affect the Company's financial condition or results of operations.

Item 1A.   RISK FACTORS

An investment in Live Oak Bancshares, Inc.'s common stock involves certain risks. The following discussion highlights the risks that management believes are material for the Company, but do not necessarily include all the risks that we may face. Additional risks and uncertainties that are not currently known or that management does not currently deem material could also have a material adverse impact on our business, results of our operations and financial condition. You should carefully consider the risk factors and uncertainties described below and elsewhere in this Report in evaluating an investment in Live Oak Bancshares, Inc.'s common stock.

Summary of Risk Factors

The following is a summary of the most significant risks and uncertainties that we believe could adversely affect our business, financial condition or results of operations. In addition to the following summary, you should consider the other information set forth in this "Risk Factors" section and the other information contained in this Report before investing in our securities.

Risks Related to Our Business

- Increased delinquencies and credit losses could have a material adverse effect on our business, financial condition or results of operations.

- Changes to the SBA or other government-guaranteed lending programs by the federal government, or the loss of our status as an SBA Preferred Lender, could have a material adverse effect on our business.

- A prolonged U.S. government shutdown or default by the U.S. on government obligations would harm our results of operations.

- Pandemics, natural disasters, global climate change, acts of terrorism and global conflicts may have a negative impact on our business operations.

- Changes in our ability to use, or the terms of our use of, intellectual property owned by other third parties could have a material adverse effect on our business.

- We must effectively manage risks in connection with our information systems and those of our third-party service providers, which may experience disruption, failure, or security breaches, including those caused by cyber-attacks.

- We have identified a material weakness in our internal control over financial reporting which, if not remediated appropriately or in a timely manner, could result in a loss of investor confidence and adversely impact the trading price of our securities.

- The valuation of our investment securities, loans, and servicing rights is subject to change based on market conditions and various factors that are beyond our control.

- We must maintain an appropriate allowance for credit losses.

- Errors in the assumptions used to compute gains on sale of loans could result in material revenue misstatements.

- We must effectively manage our liquidity risk.

- We must effectively manage our interest rate risks.

- Increases in the amount of other real estate owned could result in additional losses, costs and expenses.

- We are subject to environmental liability risk associated with our lending activities.

- Real property appraisals may not accurately reflect the net value of the collateral that we can realize.

- We must effectively manage our counterparty risk.

- Our expansion strategy, including new lines of business, new products, acquisitions, and investments, exposes us to risks.

- Our investments in tax-advantaged projects may not generate returns as anticipated and may have an adverse effect on our financial results.

- Our investments in other companies may be illiquid and may subject us to material financial, reputational and strategic risks.

- We are less able to diversify our lending risks than larger financial institutions.

- Our directors and executive officers own a significant amount of our outstanding common stock, which could limit other shareholders' ability to influence corporate matters and may hinder a third party from acquiring control of the Company.

Risks Related to Our Regulatory Environment

- We are subject to extensive government regulation and supervision.

- We must maintain adequate regulatory capital to support our business.

- We are subject to heightened regulatory requirements because our total assets exceed $10 billion.

- Adverse developments or concerns affecting the financial services industry or specific financial institutions could adversely affect our financial condition and results of operations.

- We may incur increased costs to comply with privacy and data security laws.

Risks Related to Our Common Stock

- The trading volume in our common stock is less than that of larger financial institutions.

- There can be no assurance that we will continue to pay cash dividends.

- Federal laws and regulations impose restrictions on the ownership of our common stock.

- Anti-takeover provisions in our governing documents could adversely affect our shareholders.

- An investment in our common stock is not an insured deposit.

General Risk Factors

- We compete with larger financial institutions and other financial service providers.

- We must attract, retain, and develop key personnel.

- Our risk management framework may not effectively mitigate risks or losses to us.

- Hurricanes or other adverse weather events could disrupt our operations.

- Damage to our business reputation could adversely impact our business and results of operations.

Risks Related to Our Business

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition, and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer's failure to repay us is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender's recovery of the credit extended is often limited. Since many of our loans are secured by collateral, we may attempt to seize the collateral if and when a customer defaults on a loan. However, the value of the collateral might not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customer. Any deterioration or downturn in real estate values in the markets we serve could have a material adverse effect on the value of the real property securing those loans. Our ability to recover on defaulted loans would then be diminished, and we would be more likely to suffer losses on defaulted loans. The resolution of nonperforming assets, including the initiation of foreclosure proceedings, requires significant commitments of time from management, which can be detrimental to the performance of their other responsibilities, and which expose us to additional legal costs. Elevated levels of loan delinquencies and bankruptcies in our market areas, generally, and among our customers specifically, can be precursors of future charge-offs and may require us to increase our allowance for credit losses ("ACL") on loans and leases. Higher charge-off rates, delays in the foreclosure process or in obtaining judgments against defaulting borrowers or an increase in our ACL may negatively impact our overall financial performance, may increase our cost of funds, and could materially adversely affect our business, results of operations and financial condition.

SBA lending and other government guaranteed lending is an important part of our business. These lending programs are dependent upon the federal government, and we face specific risks associated with originating SBA and other government guaranteed loans.

Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect on our financial results. Any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, may also have a material adverse effect on our business.

We anticipate that gains on the sale of loans will comprise a meaningful component of our revenue in 2025. We sell the guaranteed portion of some of our SBA 7(a) loans in the secondary market. These sales have resulted in premium income for us at the time of sale and created a stream of future servicing income. We may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue originating and selling SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we continue to have credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we recognize a loss and/or recovery related to the non-guaranteed portion. However, if the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us, which could materially adversely affect our business, results of operations and financial condition.

In addition, we make loans through various programs of the United States Department of Agriculture ("USDA"). A typical SBA 7(a) loan carries a 75% guarantee while USDA guarantees range from 60% to 80% depending on loan size and type. We expect to continue to sell a large proportion of the USDA loans that we originate in the secondary market as they become eligible for sale. The origination and sale of these loans are subject to similar risks associated with the origination and sale of SBA 7(a) loans as described above. The laws, regulations and standard operating procedures that are applicable to SBA and USDA loan products may change at any time. Because government regulation greatly affects the business and financial results of our organization, changes in the laws, regulations and procedures applicable to SBA and USDA loans could adversely affect our ability to operate profitably.

A prolonged U.S. government shutdown or default by the U.S. on government obligations would harm our results of operations.

Our results of operations, including revenue, non-interest income, expenses and net interest income, would be adversely affected in the event of widespread financial and business disruption on account of a default by the United States on U.S. government obligations or a prolonged failure to maintain significant U.S. government operations, particularly those pertaining to the SBA, the USDA or the FDIC. Any such failure to maintain such U.S. government operations would impede our ability to originate SBA loans and our ability to sell such loans in the secondary market, which would materially adversely affect our business, results of operations and financial condition.

Pandemics, natural disasters, global climate change, acts of terrorism and global conflicts may have a negative impact on our business and operations.

Pandemics, natural disasters, global climate change, acts of terrorism, global conflicts or other similar events have in the past, and may in the future have, a negative impact on our business and operations. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, these or similar events may impact economic growth negatively, which could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

Our business operations could be disrupted if significant portions of our workforce were unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with a pandemic or similar event. Further, work-from-home and other modified business practices may introduce additional operational risks, including cybersecurity and execution risks, which may result in inefficiencies or delays, and may affect our ability to, or the manner in which we, conduct our business activities. Disruptions to our customers could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans.

We are dependent upon the use of intellectual property owned by third parties, and any change in our ability to use, or the terms upon which we may use, this intellectual property could have a material adverse effect on our business.

The technology-based lending platform that is pivotal to our success is dependent on the use of intellectual property owned by third parties. We or our vendors license the use of this intellectual property from others. This third-party intellectual property may not continue to be available to us on commercially reasonable terms or at all. We can offer no assurance that we will be able to renew or maintain technology licenses on terms that are acceptable. Termination of these licenses or the reduction or elimination of our licensed rights may result in our having to negotiate new licenses with less favorable terms, or the inability to obtain access to such licensed technology at all.

We also rely on vendors and third parties to provide software and other services that are important to the operation of our next-generation banking platform. Our future strategy and success depend on our ability to access to these technology services and successfully implement them. If this technology is not successfully developed and implemented at our Bank, if we were to lose access to any of this technology, or if we were only able to access the technology on less favorable terms, we would not be able to offer our customers the next-generation banking platform services that we intend to offer, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

A failure in or breach of our operational or security systems, or those of our third-party service providers, including as a result of cyber-attacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

As a financial institution, our operations rely heavily on the secure data processing, storage and transmission of confidential and other information on our computer systems and networks, as well as those of third-party service providers. This may include sensitive business and personal information about our customers. Maintaining the confidentiality of this information is critical to our business. We also maintain important internal company data such as personal information about our employees and information regarding our operations. Our collection of such customer and company data is subject to extensive regulation and oversight.

Cloud technologies, including third-party cloud infrastructure, are also critical to the operation of our systems, and our reliance on cloud technologies continues to grow. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems and the technology we use, including services and solutions provided by third-party vendors, could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets or information. The increased use of mobile and cloud technologies, as well as the increase in remote work, can heighten these and other operational risks. We may fail to promptly identify or adequately address any such failures, interruptions or security breaches when they occur. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. The increasing sophistication of cyber criminals and their evolving attempts to breach networks present increasing risk of a security breach and other data incidents. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

The nature of our business may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The technology-based platform we use processes sensitive data from our borrowers, depositors and other customers. While we have taken steps to protect confidential and proprietary information that we have access to, our security measures and the security measures employed by the owners of the technology in the platforms and services that we use can be compromised. Data incidents including those involving phishing, hacking, misdirected communications and other inadvertent disclosures, and other incidents results in unauthorized access to and/or acquisition of confidential and proprietary information, including personal information, can and do occur. Accidental or willful security breaches or other unauthorized access to our systems can cause confidential customer, borrower, employee, vendor, partner or investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information can also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. When security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the technology-based platform that we use are exposed and exploited, our relationships with customers, borrowers, employees, vendors, partners and investors could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our partners and collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal information. Certain security breaches and other data incidents also require notice to regulators, the media, and/or other parties. These mandatory disclosures regarding a security breach and other data incidents are costly to implement and often lead to widespread negative publicity, which may cause customers, borrowers, employees, vendors, partners or investors to lose confidence in the effectiveness of our data security measures. Any security breach or other data incident, whether actual or perceived, would harm our reputation and could cause us to lose customers, borrowers, employees, vendors, partners, or investors, and could adversely affect our business and operations.

Additionally, we face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches, including with respect to our information systems or our vendors' information systems, or any perception that our security measures are inadequate, could negatively impact our operations, damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, and expose us to civil litigation, enforcement actions by governmental agencies, regulatory fines or other damages or losses, including those not covered by insurance.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

We have identified a material weakness in our internal control over financial reporting which, if not remediated appropriately or in a timely manner, could result in a loss of investor confidence and adversely impact the trading price of our securities.

As disclosed in Part II - Item 9A. Controls and Procedures, management has identified a material weakness in our internal control over financial reporting. As a result, management concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2024. The Company is currently working to remediate the material weakness. However, there can be no assurance that these remediation efforts will be successful. In addition, these remediation efforts will place a burden on management and may result in additional expenses.

If we are unable to remediate this material weakness, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, result in violations of applicable securities laws, result in an inability to meet NYSE listing requirements, negatively affect investor confidence in the accuracy and completeness of our financial statements, and adversely impact the trading price of our securities.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2024, the fair value of our available for sale securities portfolio was approximately $1.25 billion. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, monetary tapering actions by the Federal Reserve, and changes in market interest rates and potential instability in the capital markets. Any of these factors, among others, could cause impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the value of our common stock. The process for determining whether a security is reported at the proper carrying amount usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Our inability to accurately predict the future performance of an issuer or to efficiently respond to changing market conditions could result in a decline in the value of our investment securities portfolio, which could have a material and adverse effect on our business, results of operations and financial condition. In addition, adjustments to the ACL on available-for-sale investment securities would negatively affect the Company’s earnings and regulatory capital ratios.

Our ACL may prove to be insufficient to absorb lifetime losses on loans, leases and off-balance sheet credit exposures.

We maintain allowances for credit losses on loans, leases, and off-balance sheet credit exposures. The ACL on loans and leases are contra-asset valuation accounts that are deducted from the amortized cost basis of these assets to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, such as committed, but as of yet unfunded loans, the ACL is a liability account reported as an other liability in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. As a result, the determination of the appropriate level of ACL inherently involves a high degree of subjectivity and requires us to make significant estimates related to current and expected future credit risks and trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers; new information regarding existing loans and loan commitments; and identification of additional problem loans, ratings down-grades and other factors, both within and outside of our control, may require an increase in the allowances for credit losses on loans and off-balance sheet credit exposures. In addition, bank regulatory agencies periodically review our ACL and may require an increase in credit loss expense or the recognition of further loan charge-offs, based on judgments different than those of management. Furthermore, if any charge-offs related to loans or off-balance sheet credit exposures in future periods exceed our allowances for credit losses on loans or off-balance sheet credit exposures, we will need to recognize additional credit loss expense. Any increase in the ACL on loans and/or off-balance sheet credit exposures will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our business, financial condition and results of operations. See Note 1. Organization and Summary of Significant Accounting Policies to the consolidated financial statements for further discussion related to our process for determining the appropriate level of the ACL.

The valuation of our loans measured at fair value is based on estimates and subject to fluctuation based on market conditions and other factors that are beyond our control.

We have a large portfolio of loans measured at fair value. We determine fair value based on applicable accounting guidance which requires an entity to base fair value on exit price and to maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The fair value of these loans includes adjustments for historical credit losses, market liquidity, and economic conditions at the measurement date. This is an inherently uncertain process, and the fair value of our loans may be adversely impacted by factors that are beyond our control, which may in turn have a material adverse effect on our business, results of operations and financial condition.

The valuation of our servicing rights is based on estimates and subject to fluctuation based on market conditions and other factors that are beyond our control.

The fair value of our servicing rights is estimated based upon projections of expected future cash flows generated by the loans we service, historical prepayment rates, future prepayment estimates, portfolio characteristics, interest rates based on interest rate yield curves, volatility, market demand for servicing rights and other factors. While this evaluation process uses historical and other objective information, the valuation of our servicing rights is ultimately an estimate based on our experience, judgment and expectations regarding our servicing portfolio and the broader market. This is an inherently uncertain process and the value of our servicing rights may be adversely impacted by factors that are beyond our control, which may in turn have a material adverse effect on our business, results of operations and financial condition.

The recognition of gains on the sale of loans reflects certain assumptions.

We anticipate that gains on the sale of loans will continue to comprise a meaningful component of our revenue in 2025. The determination of gains is based on assumptions regarding the value of unguaranteed loans retained, servicing rights retained and deferred fees and costs. The value of retained unguaranteed loans and servicing rights is determined as described above. Deferred fees and costs are determined using internal analysis of the cost to originate loans. Significant errors in the assumptions used to compute gains on sale of loans could result in material revenue misstatements, which may have a material adverse effect on our business, results of operations and profitability.

Our rental equipment is subject to residual value risk upon disposition, and may not sell at the prices or in the quantities we expect.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

- the market price for new equipment of a like kind;

- the age of the equipment at the time it is sold, as well as wear and tear on the equipment relative to its age;

- the supply of used equipment on the market;

- technological advances relating to the equipment;

- demand for the used equipment; and

- general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections or in lesser quantities than we anticipate will have a negative impact on our results of operations and cash flows.

We are subject to liquidity risk in our operations.

Liquidity risk refers to the risks arising from the inability to pay obligations when they come due without incurring unacceptable losses to earnings and/or capital, to capitalize on growth opportunities as they arise, or to pay regular dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, loan originations, withdrawals by depositors, repayment of debt, dividends to shareholders, operating expenses, and capital expenditures. Our liquidity is derived primarily from retail deposit growth and retention, the sale of loans in the secondary market, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. A significant portion of our deposit base is gathered through our nationwide direct deposit platform, and we have historically also relied on brokered deposits. If our Bank were to become less than well capitalized, we would be subject to regulatory restrictions that could limit the effective yield we offer on deposits or disrupt our ability to accept brokered deposits. We also could not accept brokered deposits without FDIC approval. See "Capital Adequacy" under the heading "Supervision and Regulation" above for more details on these restrictions. If we became subject to these restrictions, they could have a material adverse effect on our liquidity, results of operations and financial condition.

Our access to funding sources in amounts adequate to finance our activities or at a reasonable cost could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could adversely affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, failures of or interruptions to our next-generation banking platform, our lack of access to a traditional branch banking network designed to generate core deposits, and adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Our access to borrowed funds could become limited in the future, and we may be required to pay above market rates for additional borrowed funds, if we are able to obtain them at all, which may adversely affect our business, results of operations and financial condition.

Changes in the interest rate environment could reduce our net interest income, which could reduce our profitability.

As a financial institution, our earnings depend in part on our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as loans and investment securities, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates affect the premiums we may receive in connection with the sale of SBA 7(a) and USDA loans in the secondary market, pre-payment speeds of loans for which we own servicing rights, our ability to fund our operations with customer deposits, and the fair value of securities in our investment portfolio. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, affects us more than non-financial companies and can have a significant effect on our net interest income and results of operations. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin, noninterest income and results of operations. In a rising interest rate environment, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans may be subject to increased interest rates, which could result in a greater rate of prepayment or default. Changes in interest rates may also present additional challenges to our business that we have not anticipated. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, inflationary trends, changes in government spending and debt issuance and policies of various governmental and regulatory agencies and, in particular, the Federal Open Market Committee.

The amount of other real estate owned, or OREO, may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations.

In connection with our banking business, we take title to real estate collateral from time to time through foreclosure or otherwise in connection with efforts to collect debts previously contracted. Such real estate is referred to as other real estate owned ("OREO"). As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate, likewise increase. The amount of OREO we hold may increase due to various economic conditions or other factors. Any additional increase in losses and maintenance costs and other expenses due to OREO may have a material adverse effect on our business, results of operations and financial condition. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and other expenses, and reduce our ultimate realization from any OREO sales. In addition, at the time of acquisition of the OREO we are required to reflect its fair market value in our financial statements. If the OREO declines in value subsequent to its acquisition, we are required to recognize a loss. As a result, declines in the value of our OREO will have a negative effect on our business, results of operations and financial condition. As of December 31, 2024, we had three OREO properties with an aggregate carrying value of $1.9 million.

We are subject to environmental liability risk associated with our lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, results of operations and financial condition.

Our use of appraisals in deciding whether to make a loan secured by real property or how to value the loan in the future may not accurately reflect the net value of the collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may experience changes in value in relatively short periods of time, especially during periods of heightened economic uncertainty, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of OREO, and our ACL on loans and leases may not reflect accurate loan impairments. The valuation of the properties securing the loans in our portfolio may negatively impact the continuing value of those loans and could materially adversely affect our business, results of operations and financial condition.

We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our borrowers, our employees and vendors.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished by or on behalf of customers and other third parties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information which may include information furnished by sellers to our borrowers in connection with business acquisitions that we finance. We may also rely on representations of clients and other third parties as to the accuracy and completeness of such information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information may not be detected prior to funding a loan or during our ongoing monitoring of outstanding loans. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

New lines of business or new products and services may subject us to additional risks.

We are focused on our long-term growth and have undertaken various new business initiatives, many of which involve activities that are new to us, or in some cases, are in the early stages of development. From time to time, we may develop, grow and/or acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets for these products and services are not fully developed. Given our evolving business and product diversification, these and other new initiatives may subject us to, among other risks, increased business, reputational and operational risk, as well as more complex legal, third-party, regulatory and compliance costs and risks.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition. All service offerings, including current offerings and those which may be provided in the future, may become more risky due to changes in economic, competitive and market conditions beyond our control.

We are subject to risk in connection with our strategic activities, including acquisitions, joint ventures, partnerships, and investments.

We are engaged, and may in the future engage, in strategic activities, including acquisitions, joint ventures, partnerships, investments or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

Our ability to execute strategic activities and new business initiatives successfully will depend on a variety of factors. These factors likely will vary based on the nature of the activity but may include our success in integrating an acquired company or a new internally developed growth initiative into our business, operations, services, products, personnel and systems, operating effectively with any partner with whom we elect to do business, meeting applicable regulatory requirements and obtaining applicable regulatory licenses or other approvals, hiring or retaining key employees, achieving anticipated synergies, meeting management's expectations, actually realizing the anticipated benefits of the activities, and overall general market conditions. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management's attention from ongoing business operations and may subject us to additional regulatory scrutiny and potential liability. If we do not successfully execute a strategic undertaking, it could adversely affect our business, financial condition, results of operations, reputation or growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in an impairment of goodwill charge to us, which would adversely affect our results of operations.

In addition, in order to finance future strategic undertakings, we might require additional financing, which might not be available on terms favorable to us, or at all. If obtained, equity financing could be dilutive and the incurrence of debt and contingent liabilities could have a material adverse effect on our business, results of operations or financial condition.

Our investments in financial technology companies and initiatives, including our investment in Apiture, subject us to material financial, reputational and strategic risks.

Our investments in various financial technology companies have had a significant impact on our results of operations, and we anticipate they will continue to have a significant impact on our results of operations in the future. Investments where we have the ability to exercise significant influence but not control over the operating and financial policies of the investee are accounted for using the equity method of accounting. For investments accounted for under the equity method, we increase or decrease our investment by our proportionate share of the investee's net income or loss. Those investments where we are not able to exercise significant influence over the investee are accounted for under the equity security accounting method, where changes in fair value resulting from observable price changes arising from orderly transactions are recognized in net income. We also periodically evaluate our investments for impairment. The results of this testing of our investments for potential impairment may be adversely affected by a variety of factors, including market conditions, general economic conditions and unfavorable changes in the businesses underlying the investments. Impairments or write-downs of these assets may result in charges that adversely affect our results of operations. See Note 1. Organization and Summary of Significant Accounting Policies under the subheading entitled "Investments" for more information.

Any earnings from our financial technology investments can be volatile and difficult to predict. Furthermore, we invest in many of these financial technology companies for strategic purposes. Where we are a minority shareholder, we may be unable to influence the activities of these organizations which could have an adverse impact on our ability to execute our strategic initiatives and successfully develop and implement the banking platform we are developing with these and other partners.

As of December 31, 2024, the carrying amount of our investment in Apiture was $53.1 million. Apiture's future success will depend on its ability to develop, sell and deliver new or enhanced solutions to financial institution clients; however, these solutions and related services may not be attractive to existing or prospective clients. In addition, promoting, selling and delivering these new and enhanced solutions may require increasingly costly sales, marketing and implementation efforts. We also anticipate that Apiture will face challenges from its current competitors, which in many cases are more established and enjoy greater resources than it does, as well as by new entrants into the industry. If Apiture is not able to successfully execute its business plan, then the value of our investment in Apiture could decrease, which could have a material adverse effect on our business, financial condition and results of operations. Apiture's digital banking solution requires sophisticated software and computing systems that may encounter development delays or software defects. Defects in Apiture's software offerings or delays in the development of such software could result in unforeseen costs, diversion of technical and other resources, loss of credibility with existing and potential clients or reputational harm, any of which could materially adversely affect our business, results of operations and financial condition.

Our subsidiary Canapi Advisors was an investment advisor to Canapi Ventures, a series of funds focused on providing venture capital to new and emerging financial technology companies. Canapi Ventures invests in early to growth-stage companies that may include companies that utilize advanced science, technology, engineering and/or mathematics to innovate in the financial technology market. Investments in these companies involve a high degree of business and financial risk that can result in substantial losses. These companies may be unseasoned, unprofitable or have no established operating histories or earnings and may lack technical, marketing, financial and other resources. These companies often have the need for substantial additional capital to support expansion or to achieve or maintain a competitive position. Less established companies tend to have lower capitalization and fewer resources and, therefore, are often more vulnerable to financial failure. These companies may be dependent upon the success of one product or service, a unique distribution channel, or the effectiveness of a manager or management team. The failure of this one product, service or distribution channel, or the loss or ineffectiveness of a key executive or executives within the management team may have a materially adverse impact on such companies. Such companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and service capabilities and a larger number of qualified managerial and technical personnel.

Many of the financial technology companies in which we invest directly present risks similar to those in which Canapi Ventures invests. The possibility that the companies in which we and Canapi Ventures invest will not be able to commercialize their technology or product concept presents significant risk to our business operations and financial results. These companies tend to lack management depth, to have limited or no history of operations and to not have attained profitability. Additionally, although some of these companies may already have a commercially successful product or product line at the time of investment, technology products and services often have a more limited market or life span than products in other industries. Thus, the ultimate success of these companies may depend on their ability to continually innovate in increasingly competitive markets. Most of the companies in which we and Canapi Ventures invest will require substantial additional equity financing to satisfy their continuing growth and working capital requirements. Each round of venture financing is typically intended to provide a company with enough capital to reach the next stage of development. The circumstances or market conditions under which such companies will seek additional capital is unpredictable. It is possible that one or more of such companies will not be able to raise additional financing or may be able to do so only at a price or on terms which are unfavorable.

Our investments in other companies may be illiquid.

The equity securities of the companies in which we and Canapi Ventures invest are at the time of acquisition unmarketable and illiquid, and there can be no assurance that a ready market for these securities will ever exist. Such securities generally cannot be sold publicly without prior agreement with the issuer to register the securities under the Securities Act or by selling such securities under Rule 144 or other provisions of the Securities Act which permit only limited sales under specified conditions. We generally will realize the value of such securities only if the issuer is able to make an initial public offering of its shares or enters into a business combination with another company which purchases our equity securities for cash or exchanges them for publicly traded securities of the acquirer. The feasibility of such transactions depends upon the company's financial results as well as general economic and equity market conditions. Furthermore, even if the equity securities owned become publicly traded, our ability to sell such securities may be limited by the lack of, or limited nature of, a trading market for such securities. There can be no assurance that the value at which we carry these assets will necessarily reflect the amount which could be realized upon a sale or other liquidity event.

Our investments and/or financings in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our financial results.

We invest in and/or finance certain tax-advantaged projects promoting renewable energy sources and affordable housing for low- and moderate-income tenants. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. We utilize an investment tax credit for the installation of certain solar power facilities. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be fully realized. The possible inability to realize these tax credits and other tax benefits can have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of our control, including changes in the applicable provisions of the tax code and the ability of the projects to be completed and properly managed. In addition, we make loans through the REAP of the USDA, which provides guaranteed loan financing and grant funding to agricultural producers and rural small businesses for renewable energy systems or to make energy-efficient improvements. Any changes to applicable provisions of the tax code or other developments could adversely impact demand for these loans even where we are not utilizing an investment tax credit.

Our loan portfolio may be affected by deterioration in real estate markets, including declines in the performance of loans.

Deterioration in real estate markets could result in declining prices and excess inventories. As a result, developers may experience financial deterioration and banking institutions may experience declines in the performance of construction, development and commercial loans. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If conditions are worse than forecast, we could experience higher charge-offs and delinquencies than is provided in the ACL on loans and leases, which could materially adversely affect our business, results of operations and financial condition.

Deterioration in the commercial soundness of our counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could create a market-wide liquidity crisis and could lead to losses or defaults by us or by other institutions. The deterioration or failure of our counterparties would have a material adverse effect on our business, results of operations and financial condition.

We have different lending risks than larger, more diversified banks.

Our ability to diversify our economic risks is limited. We lend primarily to small businesses in selected industries, which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories. Small businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have limited operating histories. If economic conditions negatively impact the verticals in which we operate, our business, results of operations and financial condition may be adversely affected.

We attempt to manage our credit exposure through careful monitoring of loan applicants and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our ACL on loans and leases. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, and the markets in which we and our borrowers operate, as well as the judgment of our regulators. This is an inherently uncertain process, and our allowance for credit losses may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, results of operations and financial condition.

Insiders have substantial control over us, and this control may limit our shareholders' ability to influence corporate matters and may delay or prevent a third party from acquiring control over us.

As of January 31, 2025, our directors and executive officers and their related entities own, in the aggregate, approximately 23.3% of our outstanding common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. This concentration of ownership could limit the ability of other shareholders to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other shareholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and related entities, see "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" in this Report.

Risks Related to Our Regulatory Environment

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including the declaration and payment of cash dividends to shareholders, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth and operations. See "Supervision and Regulation" above for more information on the federal and state laws, rules and regulations that apply to our business activities. Should we fail to comply with these regulatory requirements, federal and state regulators could impose additional restrictions on the activities of the Company and the Bank, which could materially and adversely affect our business, results of operations and financial condition.

The laws and regulations applicable to the banking industry change frequently and may continue to change, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our business, results of operations and financial condition.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could have an adverse effect on our deposit levels, loan demand, or business and earnings, as well as the value of our common stock.

We are required to maintain capital to meet regulatory requirements, and, if we fail to maintain sufficient capital, whether due to growth opportunities, losses or an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our compliance with regulatory requirements, would be adversely affected.

Both we and the Bank are required to meet regulatory capital requirements and otherwise need to maintain sufficient liquidity to support recent and future growth. We have continued to experience considerable growth recently. Asset growth, diversification of our business, expansion of our financial product offerings and other changes in our asset mix continue to require higher levels of capital. Our ability to raise additional capital, when and if needed in the future, to meet such regulatory capital requirements and liquidity needs will depend on conditions in the capital markets, general economic conditions, the performance and prospects of our business and a number of other factors, many of which are outside of our control. We cannot assure you that we will be able to raise additional capital if needed or raise additional capital on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations could be materially and adversely affected.

Although we comply with all current applicable capital requirements, we may be subject to more stringent regulatory capital requirements in the future, and we may need additional capital in order to meet those requirements. If we or the Bank fail to meet applicable minimum capital requirements or cease to be well capitalized, such failure would cause us and the Bank to be subject to regulatory restrictions and could adversely affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common stock and/or repurchase shares, our ability to make acquisitions, and our business, results of operations and financial condition, generally.

Because our total assets exceed $10 billion, we are subject to heightened regulatory requirements, which could have an adverse effect on our financial condition or results of operations.

Various federal banking laws and regulations, including rules adopted by the Federal Reserve pursuant to the requirements of the Dodd-Frank Act, impose additional requirements on bank holding companies with total assets of at least $10 billion. In addition, banks with total assets of at least $10 billion are primarily examined by the CFPB with respect to federal consumer protection laws and regulations. In the first quarter of 2023, the Company and the Bank each first exceeded $10 billion in total assets. As of December 31, 2024, the Company and the Bank had total assets of $12.94 billion and $12.86 billion, respectively. As a result, we are subject to additional requirements including, but not limited to, establishing a dedicated risk committee of our Board, calculating our FDIC deposit insurance assessment using the large bank pricing rule and more frequent regulatory examinations. We have incurred significant expenses in connection with these compliance obligations and expect to continue to incur expenses to address heightened regulatory requirements. These additional regulatory requirements and increased compliance expenses could have a material adverse effect on our business, financial condition and results of operations.

Our deposit operations are subject to extensive regulation, and we expect additional regulatory requirements to be implemented in the future.

We are subject to significant anti-money laundering, "know your customer" and other regulations under applicable law, including the Bank Secrecy Act and the USA PATRIOT Act, and we could become subject in the future to additional regulatory requirements beyond those that are currently adopted, proposed or contemplated. We expect that federal and state bank regulators will continue to increase their oversight, inspection and investigatory role over our deposit operations and the financial services industry generally. Furthermore, we intend to further increase our deposit product offerings and grow our customer deposit portfolio in the future and, as a result, we are, and will continue to be, subject to heightened compliance and operating costs that could adversely affect our business, results of operations and financial condition. In addition, legal and regulatory proceedings and other contingencies will arise from time to time that may have an adverse effect on our business practices and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of our Bank are insured by the FDIC up to legal limits and, accordingly, subject our Bank to the payment of FDIC deposit insurance assessments. The Bank's regular assessments are based on its ability to withstand asset- and funding-related stress, its regulatory ratings, and potential losses to the FDIC in the event of the Bank's failure, subject to discretionary adjustments by the FDIC. In order to maintain a strong funding position and restore the reserve ratios of the DIF, the FDIC has, in the past, increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have an adverse effect on our business, financial condition and results of operations.

Adverse developments or concerns affecting the financial services industry or specific financial institutions could adversely affect our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system, deposit volatility, liquidity issues, stock price volatility, increased regulatory scrutiny and other adverse developments.

Similarly, inflation and rapid increases in interest rates have led to a decline in the fair value of previously issued government securities with interest rates below current market interest rates. Any sale of investment securities that are held in an unrealized loss position by financial institutions for liquidity or other purposes will cause actual losses to be realized. There can be no assurance that there will not be bank failures or issues such as liquidity concerns in the broader financial services industry or in the U.S. financial system as a whole. Adverse financial market and economic conditions can exert downward pressure on stock prices, security prices, and credit availability for financial institutions without regard to their underlying financial strength.

Any of these impacts, or any other impacts resulting from the events described above, could have a material adverse effect on our liquidity and our current and/or projected business operations and financial condition and results of operations.

We may incur increased costs to comply with privacy and data security laws and regulations and, to the extent we fail to comply, we could be subject to government enforcement actions, private claims and litigation, adverse publicity, loss of customers, and other negative outcomes.

We are subject to complex and evolving laws and regulations governing the privacy and security of personal information associated with consumers, prospective, current, and former customers, employees and contractors, and other individuals. For example, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 and state financial services laws and regulations impose restrictions on our collection, use, and disclosure of personal information, as well as requirements for protecting personal information. There are federal and state laws and regulations governing our obligations in the event of data security breaches, computer-security incidents, and similar occurrences. States legislatures have also been actively debating and passing new comprehensive privacy laws. We expect that the body of privacy and data security laws and regulations that may apply to us will continue to grow.

These laws and regulations are continually evolving and are subject to potentially differing interpretations, including as to their scope and applicability to our business. The interpretation of these laws and regulations can be uncertain, and they may be applied inconsistently from one jurisdiction to another or may conflict with other laws and regulations or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws and regulations. Any failure, or perceived failure, by us to comply with these laws or regulations could have a materially adverse impact to our reputation and brand, and may result in government investigations and enforcement actions, as well as claims for damages and other forms of relief by affected individuals, business partners, and other parties. Any such investigations, enforcement actions, or claims could require us to change our operations, incur substantial costs and expenses in an effort to comply, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors, result in the imposition of monetary penalties, and otherwise adversely affect our business, financial condition, and results of operations.

Efforts intended to ensure that our collection, use, disclosure, maintenance, and protection of personal information complies with all applicable laws and regulations in all relevant jurisdictions, including where the laws of different jurisdictions are in conflict, may pose a variety of challenges, including the following:

- Our compliance and operating costs may increase.

- The development of new products or services may be hindered, our ability to offer existing products or services may be curtailed, and the manner in which we offer products and services to customers may be impacted.

- Our efforts may require significant time, attention, and oversite of management, which may result in reduced focus on other operations.

- We may be required to structure our business, operations, and systems in less efficient ways.

Risks Related to Our Common Stock

The low trading volume in our common stock may adversely affect your ability to resell shares at prices that you find attractive or at all.

Our common stock is listed for quotation on the NYSE under the ticker symbol "LOB". The average daily trading volume for our common stock is less than that of larger financial institutions. Due to its relatively low trading volume, sales of our common stock may place significant downward pressure on the market price of our common stock. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

Future sales of shares of our common stock by existing shareholders could depress the market price of our common stock.

Live Oak Bancshares, Inc. had 45,403,593 shares of common stock outstanding at January 31, 2025. In addition, as of January 31, 2025, there were outstanding options to purchase 287,671 shares of our common stock that, if exercised, will result in these additional shares becoming available for sale. Also, as of January 31, 2025, there were 2,016,375 outstanding restricted stock units that vest over time that, when vested, will result in additional shares becoming available for sale. A large portion of these shares, options and restricted stock units are held by a relatively small number of persons. Sales by these holders of a substantial number of shares could significantly reduce the market price of our common stock.

There can be no assurance that we will continue to pay cash dividends.

Although we have historically paid cash dividends, there is no assurance that we will continue to pay cash dividends. Future payment of cash dividends, if any, will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, economic conditions, and such other factors as the board may deem relevant.

Live Oak Bancshares, Inc. is subject to extensive regulation, and ownership of our common stock may have regulatory implications for its holders.

The Company is subject to extensive federal and state banking laws, including the BHCA and federal and state banking regulations, that impact the rights and obligations of owners of our common stock, including, for example, its ability to declare and pay dividends on its common stock.

Shares of Live Oak Bancshares, Inc.'s common stock are voting securities for purposes of the BHCA. The BHCA generally requires regulatory approval before any individual or company may acquire 25% or more of any class of Live Oak Bancshares, Inc.'s common stock, and such regulatory approval may be required under certain circumstances if a person, company or group acting in concert acquires 10% or more, but less than 25% of Live Oak Bancshares, Inc.'s common stock. Holders of our common stock should consult their own counsel with regard to regulatory implications.

Anti-takeover provisions could adversely affect Live Oak Bancshares, Inc. shareholders.

In some cases, shareholders would receive a premium for their shares if Live Oak Bancshares, Inc. were acquired by another company. However, state and federal law and Live Oak Bancshares, Inc.'s articles of incorporation and bylaws make it difficult for anyone to acquire the Company without approval of the Live Oak Bancshares, Inc.'s board of directors. For example, Live Oak Bancshares, Inc.'s articles of incorporation require a supermajority vote of two-thirds of our outstanding common stock in order to effect a sale or merger of the Company in certain circumstances. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities.

Shares of Live Oak Bancshares, Inc.'s common stock are not insured deposits and may lose value.

Shares of Live Oak Bancshares, Inc.'s common stock are not savings accounts, deposits or other obligations of any depository institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section. As a result, if you acquire shares of our common stock, you may lose some or all of your investment.

General Risk Factors

We face strong competition from a diverse group of competitors.

The banking business is highly competitive, and we experience strong competition from many other financial institutions, including some of the largest commercial banks headquartered in the country, as well as other federally and state chartered financial institutions such as community banks and credit unions, finance and business development companies, commercial and consumer finance companies, peer-to-peer and marketplace lenders, securities brokerage firms, insurance companies, money market and mutual funds and other non-bank lenders.

We compete with these institutions both in attracting deposits and in making loans, primarily on the basis of the interest rates we pay and yield on these products. We also compete with these institutions in our other business lines, including wealth management. Many of our competitors are well-established, much larger financial institutions. While we believe we can successfully compete with these other lenders in our industry verticals, we may face a competitive disadvantage as a result of our smaller size. Furthermore, nothing would prevent our competitors from developing or licensing a technology-based platform similar to the technology-based platform we currently use in our business. In addition, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation, legislative, regulatory and technological changes, and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

- our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

- the scope, relevance and pricing of products and services that we offer;

- customer satisfaction with our products and services;

- industry and general economic trends; and

- our ability to keep pace with technological advances and to invest in new technology to provide products and services that will satisfy customer demands, as well as create additional efficiencies in our operations.

Our competitors may have greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, our implementation of certain new technologies, such as those related to artificial intelligence, automation and algorithms, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively.

Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have a material adverse effect our business, results of operations and financial condition.

We rely heavily on our management team and depend on our ability to attract and retain key personnel, and the unexpected loss of any of those personnel could adversely affect our operations.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers and partners by our chief executive officer, president, and other senior officers. The unexpected loss of any of our key employees could have an adverse effect on our business, results of operations and financial condition. The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. We are not party to non-compete or non-solicitation agreements with any of our officers or employees. The market for qualified employees in the businesses in which we operate is competitive, and we may not be successful in attracting, hiring or retaining key personnel. Our inability to attract, hire or retain key personnel could have a material adverse effect on our business, results of operations and financial condition.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

We have implemented a risk management framework to manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance risks. Our framework also includes financial and other modeling methodologies which involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and it may fail to adequately identify or mitigate risk or loss to us. If our framework is not effective, we could suffer unexpected losses and be subject to potentially adverse regulatory consequences, and our business, results of operations and financial condition could be materially and adversely affected.

Hurricanes or other adverse weather events could disrupt our operations, which could have an adverse effect on our business or results of operations.

North Carolina's coastal region is affected, from time to time, by adverse weather events, particularly hurricanes, the nature and severity of which may be impacted by climate change. We cannot predict whether, or to what extent, damage caused by future hurricanes or other weather events will affect our operations. Weather events could cause a disruption in our day-to-day business activities and could have a material adverse effect on our business, results of operations and financial condition.

Changes in accounting standards and management's selection of accounting methods, including assumptions and estimates, could materially impact our financial statements.

From time to time, the SEC and the Financial Accounting Standards Board ("FASB") update accounting principles generally accepted in the United States ("GAAP") that govern the preparation of our financial statements. In addition, the FASB, SEC, bank regulators and the outside independent auditors may revise their previous interpretations regarding existing accounting regulations and the application of these accounting standards. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings. In addition, management is required to use certain assumptions and estimates in preparing our financial statements, including determining the fair value of certain assets and liabilities, among other items. If the assumptions or estimates are incorrect, we may experience unexpected material adverse consequences that could negatively affect our business, results of operations and financial condition.

Our business reputation is important and any damage to it could have a material adverse effect on our business.

Our reputation is very important to sustain our business, as we rely on our relationships with our current, former and potential customers, our technology and other strategic partners, our shareholders, and the industries that we serve. Any damage to our reputation, whether arising from legal, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, the conduct of our business or otherwise could have a material adverse effect on our business, results of operations and financial condition.

Item 1B.   UNRESOLVED STAFF COMMENTS

There were no unresolved comments received from the SEC regarding the Company's periodic or current reports.

Item 1C.   CYBERSECURITY

Risk Management and Strategy

The Company maintains a cybersecurity risk management program that is designed to enable us to assess, identify, and manage risk associated with cybersecurity threats (the "Cybersecurity Program"). Our Cybersecurity Program is based on the Cybersecurity Framework promulgated by the National Institute of Standards and Technology and other applicable industry standards. It includes the following elements:

- Identification and assessment of cybersecurity threats based on periodic internal and external assessments and monitoring, information from internal stakeholders, and external publications and resources.

- Technical and organizational safeguards designed to protect against identified threats, including documented policies and procedures, employee training and awareness, and technical controls.

- Processes to detect the occurrence of cybersecurity events and incidents, maintenance, and periodic testing of incident response and recovery and business continuity plans and processes.

- A third-party risk management program to manage cybersecurity risks associated with our service providers, suppliers, and vendors using a risk-based approach that focuses on cybersecurity risks associated with critical service providers, suppliers, and vendors.

Further, the Company's internal controls, various threat landscapes, internal events and incidents, and emerging risks are periodically reviewed to make adjustments to the Cybersecurity Program as needed. Additionally, annual risk assessments and penetration tests are performed.

Management of Material Risks & Integrated Overall Risk Management

Assessing, identifying, and managing cybersecurity risks is integrated into our overall risk management framework. The Cybersecurity Program is integrated into the Company's Enterprise Risk Management ("ERM") program and framework. Together, these programs are designed to foster a company-wide culture of cybersecurity risk management. Our Information Security team works closely with stakeholders across technology, legal, risk, and business units to implement and monitor controls. See "Governance" below for additional information on processes used by management to monitor cybersecurity incidents.

Engagement of Third Parties in Connection With Risk Management

The Company leverages various third parties to conduct evaluations of our Cybersecurity Program, including security controls. The Company engages a third party to audit its information technology function, which includes an assessment of the Company's cybersecurity efforts. The Company also maintains cybersecurity insurance; however, the costs related to cybersecurity threats or disruptions may not be fully insured. Additionally, the Company engages third parties to perform penetration tests on an annual basis. The Company also periodically engages third parties for assessments of specific products, services, or applications. The Company leverages various software and service providers as part of its Cybersecurity Program, including a managed security service provider and a service provider that helps monitor third-party suppliers. The Company also receives periodic threat intelligence reports from vendors, peers, and industry information sharing and analysis centers. The Company maintains a relationship with a leading incident response firm to assist the Company in responding to cybersecurity incidents, if appropriate.

Oversight of Third-party Risks

Our third-party service providers, suppliers, vendors, and partners face cybersecurity risks that could impact us. Therefore, the Company has developed and implemented processes to oversee and manage these risks. These processes include performing third-party onboarding due diligence such as risk assessments and information security reviews for critical service providers, suppliers, and vendors, seeking to have third-parties agree to contractual requirements designed to ensure cybersecurity and related matters are addressed, and conducting ongoing monitoring and due diligence in accordance with our vendor management and information security policies and standards. As noted above, we use a third-party to aid us in monitoring third-parties' cybersecurity risk.

Risks from Cybersecurity Threats

As of the date of this report, we have not encountered any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Governance

Managing cybersecurity risk is a key focus for the Board of Directors. The Company seeks to ensure effective governance in managing risks associated with cybersecurity threats, as more thoroughly described below.

Board of Directors Oversight

The Risk Committee of the Board of Directors is responsible for the oversight of risks from cybersecurity threats. As described below, where appropriate, strategic risk management decisions are escalated to the Risk Committee, and the Risk Committee receives periodic reports on cybersecurity matters from management.

Management's Role in Cybersecurity Risk Management

The Chief Information Security Officer ("CISO") of the Bank and a standing management Information Security Committee monitor, measure, and report key indicators, risk assessments, and security measures to the management Corporate Risk Committee. The CISO, in conjunction with the Corporate Risk Committee, makes quarterly reports to, the Risk Committee of the Board of Directors. Such quarterly reporting may include, but is not limited to, key metrics and risk indicators, penetration test results, risk assessment results, status of ongoing initiatives, incident and notable event reports, compliance with regulatory standards, and operational issues.

In addition to quarterly reporting to the Board's Risk Committee, the Company's incident response processes include escalation to management when an incident is suspected.

Risk Management Personnel

Primary responsibility for assessing, monitoring, and managing our Cybersecurity Program rests with the CISO, Mr. Richard Friedberg. With over 25 years of experience in the field of cybersecurity, his background includes extensive experience across the financial sector, technology sector, and U.S. government. Mr. Friedberg is also an adjunct faculty member at Carnegie Mellon University, teaching risk and cyber practices. Mr. Friedberg holds a Bachelor of Science from Carnegie Mellon University, a Master of Business Administration from George Washington University, and maintains certification as a Certified Information Systems Security Professional and Certified Information Security Manager.

Monitoring Cybersecurity Incidents

The CISO is continually informed of and monitors cybersecurity risks and incidents through real-time updates, including a partnership with a managed security service provider. Periodic Information Security Committee meetings cover key metrics and risk indicators, penetration test results, risk assessment results, status of ongoing initiatives, incident and notable event reports, compliance with regulatory standards, and operational issues. In the event of a cybersecurity incident, we have an established incident response plan that requires prompt notification of the CISO or the CISO's designee, who in turn engages with the corporate Incident Response Team (IRT) to respond to the incident. The CISO is also responsible for informing the Information Security Committee of cybersecurity incidents, which in turn reviews the impact of incidents and monitors the Company's mitigation and remediation efforts. Depending on the nature of the incident, this process also provides for escalating notice to the Risk Committee of the Board of Directors. These processes assist management and the Risk Committee in staying informed of and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Reporting to Board of Directors

The CISO, in his capacity, periodically informs the Information Security Committee, Corporate Risk Committee and Board's Risk Committee of cybersecurity risks and incidents. This enables the highest levels of management to be kept abreast of the Company's cybersecurity posture and potential risks facing the Company. Furthermore, significant cybersecurity matters and strategic risk management decisions are escalated to the Risk Committee of the Board of Directors, where appropriate.

Item 2.   **PROPERTIES**

The following table sets forth the location of the Company's main offices, as well as additional administrative offices and certain information relating to the facilities.

Office	Address	Year Opened	Approximate Square Footage	Owned or Leased
Wilmington, NC Main Offices	1741 Tiburon Dr	2013	36,000	Owned
	1757 Tiburon Dr	2015	55,000	
	1805 Tiburon Dr	2019	64,000	
	1811 Tiburon Dr	2019	24,000	
	1817 Tiburon Dr	2024	67,000	
Santa Rosa, CA Office	100 B St Ste. 100	2015	2,386	Leased
Roseville, CA Office	1223 Pleasant Grove Blvd Ste. 120	2016	1,416	Leased
Wilmington Flight Operations	1890 Trask Dr	2017	25,500	Owned
Rocky Mount, NC Office	210 Bryant St, Ste. A	2020	1,698	Leased
Wilmington, NC Office	106 Market Street, Ste. 200	2021	5,110	Leased
Charlotte, NC Office	1018 Jay Street, Ste. 300	2023	7,645	Leased

The Company believes that its properties are maintained in good operating condition and are suitable and adequate for its operational needs.

Item 3.   **LEGAL PROCEEDINGS**

In the ordinary course of operations, the Company is at times involved in legal proceedings. In the opinion of management, as of December 31, 2024, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject. In addition, the Company is not aware of any threatened litigation, unasserted claims or assessments that could have a material adverse effect on its business, operating results or financial condition.

Item 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

PART II

Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Bancshares' voting common stock is traded on the NYSE under the symbol "LOB." Quotations of the sales volume and the closing sales prices of the voting common stock of Bancshares are listed daily in the NYSE listings.

Holders

As of January 31, 2025, there were 45,403,593 voting shares outstanding and 207 holders of record for Bancshares' common stock.

Dividend Policy

The timing and amount of cash dividends paid depends on Bancshares' earnings, capital requirements, financial condition and other relevant factors. Although Bancshares has historically paid quarterly cash dividends to its shareholders in the past, and currently expects to pay comparable quarterly cash dividends in the future, shareholders are not entitled to receive dividends. Downturns in domestic and global economies and other factors could cause the Bancshares Board of Directors to consider, among other things, the elimination of or reduction in the amount and/or frequency of cash dividends paid on Bancshares' common stock. See "Supervision and Regulation" under Item 1 of this Report for more information on restrictions on Bancshares' ability to declare and pay dividends. Bancshares can offer no assurance that the Board of Directors will continue to declare or pay cash dividends in any future period.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance under Equity Compensation Plans

See Item 12 of this Report for disclosure regarding securities authorized for issuance under equity compensation plans required by Item 201(d) of Regulation S-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Stock Performance Graph

The stock performance graph required by Item 201(e) of Regulation S-K is incorporated into this Report by reference from Bancshares annual report to shareholders for the year ended December 31, 2024, which will be posted on the Company's website and furnished to the SEC subsequent to the date of this Report. The stock performance graph shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, nor shall it be deemed to be "soliciting material" subject to Regulation 14A or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 6.   [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following presents management's discussion and analysis ("MD&A") of the more significant factors that affected the Company's financial condition and results of operations for the year ended December 31, 2024 as compared to December 31, 2023. For a comparison of 2023 results to 2022 and other 2022 information not included herein, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II, Item 7 of the 2023 Form 10-K filed with the SEC on February 22, 2024. This discussion should be read in conjunction with the financial statements and related notes included elsewhere in this Annual Report on Form 10-K. Results of operations for the periods included in this review are not necessarily indicative of results to be obtained during any future period.

Dollar amounts in tables are stated in thousands, except for per share amounts.

Nature of Operations

Live Oak Bancshares, Inc. (collectively with its subsidiaries including Live Oak Banking Company, the "Company") is a financial holding company and a bank holding company headquartered in Wilmington, North Carolina, incorporated under the laws of North Carolina in December 2008. The Company conducts business operations primarily through its commercial bank subsidiary, Live Oak Banking Company (the "Bank"). The Bank was incorporated in February 2008 as a North Carolina-chartered commercial bank. The Bank specializes in providing lending and deposit related services to small businesses nationwide. A significant portion of the loans originated by the Bank are partially guaranteed by the U.S. Small Business Administration ("SBA") under the 7(a) Loan program and the U.S. Department of Agriculture ("USDA") Rural Energy for America Program ("REAP"), Water and Environmental Program ("WEP"), Business & Industry ("B&I") and Community Facilities loan programs. These loans are to small businesses and professionals with what the Bank believes are lower risk characteristics. Industries, or "verticals," on which the Bank focuses its lending efforts are carefully selected. The Bank also lends more broadly to select borrowers outside of those verticals.

As of December 31, 2024, the Company's wholly owned material subsidiaries were the Bank, Government Loan Solutions ("GLS"), Live Oak Grove, LLC ("Grove") and Live Oak Ventures, Inc. ("Live Oak Ventures"). GLS is a management and technology consulting firm that advises and offers solutions and services to participants in the government guaranteed lending sector. GLS primarily provides services in connection with the settlement, accounting, and securitization processes for government guaranteed loans, including loans originated under the SBA 7(a) loan programs and USDA guaranteed loans. The Grove provides Company employees and business visitors with on-site dining at the Company's Wilmington, North Carolina headquarters. Live Oak Ventures' purpose is investing in businesses that align with the Company's strategic initiative to be a leader in financial technology. Canapi Advisors, LLC ("Canapi Advisors") was a wholly owned subsidiary providing investment advisory services to a series of funds (the "Canapi Funds") focused on providing venture capital to new and emerging financial technology companies. During the third quarter of 2024, the Canapi Funds were restructured and Canapi Advisors voluntarily withdrew as an investment advisor to the funds. Canapi Advisors was subsequently dissolved in the fourth quarter of 2024. As of December 31, 2024, Live Oak Ventures consolidated its investment in Synply, Inc. as a result of its controlling interest in that entity. Synply is a cloud-based technology platform designed to simplify the loan syndication process for financial institutions and discloses the non-controlling interest according to the Company's consolidation policy.

As of December 31, 2024, the Bank's wholly owned subsidiaries were Live Oak Number One, Inc., Live Oak Clean Energy Financing LLC ("LOCEF"), Live Oak Private Wealth, LLC ("Live Oak Private Wealth") and Tiburon Land Holdings, LLC ("TLH"). Live Oak Number One, Inc. holds properties foreclosed on by the Bank. LOCEF provides financing to entities for renewable energy applications. Live Oak Private Wealth provides high-net-worth individuals and families with strategic wealth and investment management services. During the first quarter of 2022, Jolley Asset Management, LLC ("JAM") was merged into Live Oak Private Wealth. JAM was previously a wholly owned subsidiary of Live Oak Private Wealth. TLH holds land adjacent to the Bank's headquarters consisting of wetlands and other protected property for the use and enjoyment of the Bank's employees and customers.

The Company generates revenue primarily from net interest income and secondarily through the origination and sale of government guaranteed loans. Income from the retention of loans consists principally of interest income. Income from the sale of loans consists of loan servicing revenue and revaluation of related servicing assets along with net gains on sales of loans. Offsetting these revenues are the cost of funding sources, provision for credit losses, any costs related to foreclosed assets and other operating costs such as salaries and employee benefits, travel, professional services, advertising and marketing and tax expense. The Company also has less routinely generated gains and losses arising from its financial technology investments.

Executive Summary

The table below sets forth selected consolidated financial data as of the dates or for the periods indicated.

	As of and for the Year Ended December 31,		
	2024	**2023**	**2022**
Income Statement Data			
Net income attributable to Live Oak Bancshares, Inc.	$ 77,474	$ 73,898	$ 176,208
Per Common Share			
Net income, diluted	$ 1.69	$ 1.64	$ 3.92
Dividends declared	0.12	0.12	0.12
Book value	22.12	20.23	18.41
Tangible book value [1]	22.05	20.15	18.32
Performance Ratios			
Return on average assets	0.65 %	0.69 %	1.96 %
Return on average equity	7.94	8.66	21.92
Net interest margin	3.27	3.35	3.87
Efficiency ratio [1]	62.89	70.65	55.57
Noninterest income to total revenue	24.77	24.45	42.09
Dividend payout ratio	6.97	7.20	2.99
Selected Loan Metrics			
Loans and leases originated	$ 5,155,244	$ 3,946,873	$ 4,007,621
Outstanding balance of sold loans serviced	4,715,895	4,238,328	3,481,885
Asset Quality Ratios			
Allowance for credit losses to loans and leases held for investment [2]	1.69 %	1.53 %	1.41 %
Net charge-offs [2]	$ 46,692	$ 21,373	$ 7,961
Net charge-offs to average loans and leases held for investment [2][3]	0.52 %	0.28 %	0.14 %
Nonperforming loans and leases at historical cost [2]			
Unguaranteed	$ 81,412	$ 39,285	$ 18,784
Guaranteed	222,885	95,678	54,608
Total	304,297	134,963	73,392
Unguaranteed nonperforming historical cost loans and leases, to loans and leases held for investment [2]	0.82 %	0.48 %	0.27 %
Nonperforming loans at fair value [4]			
Unguaranteed	$ 9,115	$ 7,230	$ 6,678
Guaranteed	54,873	41,244	38,212
Total	63,988	48,474	44,890
Unguaranteed nonperforming fair value loans to loans held for investment [4]	2.77 %	1.86 %	1.35 %
Consolidated Capital Ratios			
Common equity tier 1 capital (to risk-weighted assets)	11.04 %	11.73 %	12.47 %
Tier 1 leverage capital (to average assets)	8.21	8.58	9.26

(1) See "Non-GAAP Measures" presented at the conclusion of this Item 7 for more information and a reconciliation to the most closely related GAAP measure.
(2) Loans and leases at historical cost only (excludes loans measured at fair value).
(3) Annual net charge-offs as a percentage of annual average loans and leases held for investment, at amortized cost.
(4) Loans accounted for under the fair value option only (excludes loans and leases carried at historical cost).

The following is a summary of the Company's financial highlights and events for 2024:

- Record year of loan production with total loans and leases held for sale and investment increasing by $1.56 billion, or 17.3%. Total loan originations in 2024 were $5.16 billion compared to $3.95 billion in 2023, an increase of 30.6%. Substantial loan production in 2024 was the primary driver of growth in total assets which increased to $12.94 billion at December 31, 2024 as compared to $11.27 billion at December 31, 2023, for an increase of $1.67 billion, or 14.8%.

- Supporting loan growth, total deposits increased by $1.49 billion, or 14.5%, to $11.76 billion at the end of 2024.

- Net income attributable to Live Oak Bancshares, Inc. increased $3.6 million, or 4.8%, from $73.9 million, or $1.64 per diluted share, to $77.5 million, or $1.69 per diluted share, largely due to the following items.

- Net interest income increased by $30.6 million, or 8.9%, largely the result of robust loan growth, partially offset by higher funding costs which were reflected in a decline in net interest margin to 3.27% for 2024 as compared to 3.35% for 2023.

- The provision for credit losses increased $44.9 million, or 87.5%, driven by record loan growth combined with the impacts of the current macroeconomic environment. Total nonperforming unguaranteed loans and leases as a percentage of total loans and leases held for investment, excluding loans measured at fair value, increased from 0.48% at the end of 2023 to 0.82% at the end of 2024. Net charge-offs as a percentage of average held for investment loans and leases carried at historical cost, for the years ended December 31, 2024 and 2023, were 0.52% and 0.28%, respectively.

- Increased total noninterest income of $12.0 million, or 10.8%, and decreased total noninterest expense of $8.6 million, or 2.7%. A detailed overview of key drivers of year-over-year changes in reported net income is outlined more fully in the opening to the section titled "Results of Operations."

Non-GAAP Financial Measures

Statements included in this management's discussion and analysis include non-GAAP financial measures and should be read along with the accompanying tables, which provide a reconciliation of non-GAAP financial measures to GAAP financial measures. The reconciliation of non-GAAP measures is presented at the conclusion of this Item 7.

Management believes that non-GAAP financial measures provide additional useful information that allows readers to evaluate the ongoing performance of the Company without regard to certain transactional activities. Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as reported under GAAP, and investors should consider the Company's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company's results or financial condition as reported under GAAP. Management's non-GAAP measures are not necessarily comparable to similarly named measures represented by other companies, as they may be calculated differently.

Results of Operations

The Company reported net income attributable to Live Oak Bancshares, Inc. of $77.5 million, or $1.69 per diluted share, for 2024 compared to $73.9 million, or $1.64 per diluted share, for 2023.

The increase in net income was largely due to the following items:

- Increased net interest income of $30.6 million, or 8.9%;

- Increased net gains on sales of loans of $14.4 million, or 30.8%, principally the result of higher loan sale volumes combined with improving premiums in 2024;

- Increased other noninterest income of $14.0 million, largely related to the combination of a $2.4 million gain from the sale of a building in the third quarter of 2024, a $6.7 million gain arising from the sale of one of the Company's aircraft in the second quarter of 2024 and a $5.7 million gain in the first quarter of 2024 arising from the increased fair value of a certain equity warrant asset.

- Decreased impairment charges of $14.1 million, arising from a fourth quarter of 2023 renewable energy tax credit investment.

Key factors partially offsetting the year-over-year increase in net income were a combination of increased provision for credit losses of $44.9 million, increased net loss on the loan servicing asset revaluation of $17.0 million and increased salaries and employee benefits of $8.2 million.

Net Interest Income and Margin

Net interest income represents the difference between the income that the Company earns on interest-earning assets and the cost of interest-bearing liabilities. The Company's net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates that the Company earns or pays on them, respectively. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume changes." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as "rate changes." As a bank without a branch network, the Bank gathers deposits over the Internet and in the community in which it is headquartered. Due to the nature of a branchless bank and the relatively low overhead required for deposit gathering, the rates the Bank offers are generally above the industry average.

For 2024, net interest income increased $30.6 million, or 8.9%, to $375.9 million compared to $345.3 million for 2023. This increase was principally due to the growth in the held for investment loan and lease portfolio outpacing growth in interest-bearing liabilities offset by an increase in average cost of funds which exceeded the increase in average yield on interest-earning assets. Average interest-earning assets increased by $1.20 billion, or 11.6%, to $11.50 billion for 2024, compared to $10.30 billion for 2023, while the yield on average interest-earning assets increased 39 basis points to 7.07%. The cost of funds on interest-bearing liabilities for 2024 increased 52 basis points to 4.11%, and the average balance of interest-bearing liabilities increased by $1.08 billion, or 11.3%, over 2023. The increase in cost of funds was largely influenced by repricing of short-term certificates of deposit with the average cost of funds increasing from 3.31% in 2023 to 4.17% for in 2024.

The increase in average interest-bearing liabilities was largely driven by funding for significant loan originations and growth as well as maintenance of the Company's target liquidity profile. As indicated in the rate/volume table below, the overall increase discussed above is reflected in increased interest income of $124.1 million outpacing growth in interest expense of $93.5 million for 2024 compared to 2023. The net interest margin decreased from 3.35% for 2023 to 3.27% for 2024.

In January 2025, the Federal Reserve decided to maintain the federal funds upper target rate at 4.5%. The Federal Reserve released its most current federal funds target rate midpoint projections at its previous meeting in December 2024 which implied a decrease of approximately 50 basis points to 3.9% by the end of 2025. There can be no assurance that any further decreases or increases in the Federal Funds rate will occur, and if they do, the amount and timing of actual adjustments are subject to change. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk for information about the Company's sensitivity to interest rates.

Average Balances and Yields. The following table presents information regarding average balances for assets and liabilities, the total dollar amounts of interest income from average interest-earning assets, the total dollar amount of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing the income or expense by the average balances for assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans.

	2024			2023			2022		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:									
Interest-earning balances in other banks	$ 556,108	$ 29,118	5.24 %	$ 584,691	$ 29,487	5.04 %	$ 228,866	$ 3,465	1.51 %
Federal funds sold	—	—	—	34,529	1,624	4.70	109,473	2,796	2.55
Investment securities	1,283,161	38,413	2.99	1,237,458	33,497	2.71	995,481	19,667	1.98
Loans held for sale	372,803	34,903	9.36	539,197	48,235	8.95	952,606	58,943	6.19
Loans and leases held for investment [(1)]	9,285,908	709,938	7.65	7,905,875	575,432	7.28	6,174,763	359,602	5.82
Total interest-earning assets	11,497,980	812,372	7.07	10,301,750	688,275	6.68	8,461,189	444,473	5.25
Less: Allowance for credit losses on loans and leases	(138,766)			(110,855)			(67,234)		
Noninterest-earning assets	557,297			493,968			576,524		
Total assets	$11,916,511			$10,684,863			$ 8,970,479		
Interest-bearing liabilities:									
Interest-bearing checking	$ 326,410	$ 17,692	5.42 %	$ 231,413	$ 12,718	5.50 %	$ —	$ —	— %
Savings	4,934,818	198,612	4.02	4,428,306	171,151	3.86	3,903,151	57,740	1.48
Money market accounts	131,636	739	0.56	125,279	721	0.58	100,684	303	0.30
Certificates of deposit	5,133,511	213,844	4.17	4,695,161	155,617	3.31	3,849,203	56,992	1.48
Total deposits	10,526,375	430,887	4.09	9,480,159	340,207	3.59	7,853,038	115,035	1.46
Other borrowings	94,512	5,580	5.90	61,743	2,763	4.48	122,946	1,937	1.58
Total interest-bearing liabilities	10,620,887	436,467	4.11	9,541,902	342,970	3.59	7,975,984	116,972	1.47
Noninterest-bearing deposits	239,078			215,327			125,062		
Noninterest-bearing liabilities	80,549			74,046			65,619		
Shareholders' equity	975,215			853,588			803,814		
Non-controlling interest	782			—			—		
Total liabilities and shareholders' equity	$11,916,511			$10,684,863			$ 8,970,479		
Net interest income and interest rate spread		$ 375,905	2.96 %		$ 345,305	3.09 %		$ 327,501	3.78 %
Net interest margin			3.27 %			3.35 %			3.87 %
Ratio of average interest-earning assets to average interest-bearing liabilities			108.26 %			107.96 %			106.08 %

(1)   Average loan and lease balances include non-accruing loans and leases.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior period volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior period rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	2024 vs. 2023			2023 vs. 2022		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Total	Rate	Volume	Total
Interest income:						
Interest-earning balances in other banks	$ 1,100	$ (1,469)	$ (369)	$ 14,356	$ 11,666	$ 26,022
Federal funds sold	—	(1,624)	(1,624)	1,547	(2,719)	(1,172)
Investment securities	3,613	1,303	4,916	8,165	5,665	13,830
Loans held for sale	1,900	(15,232)	(13,332)	20,573	(31,281)	(10,708)
Loans and leases held for investment	31,529	102,977	134,506	102,422	113,408	215,830
Total interest income	38,142	85,955	124,097	147,063	96,739	243,802
Interest expense:						
Interest-bearing checking	(211)	5,185	4,974	—	12,718	12,718
Savings	7,480	19,981	27,461	99,378	14,033	113,411
Money market accounts	(18)	36	18	310	108	418
Certificates of deposit	41,833	16,394	58,227	78,343	20,282	98,625
Other borrowings	1,116	1,701	2,817	2,678	(1,852)	826
Total interest expense	50,200	43,297	93,497	180,709	45,289	225,998
Net interest income	$ (12,058)	$ 42,658	$ 30,600	$ (33,646)	$ 51,450	$ 17,804

Provision for Credit Losses

The provision for credit losses represents the amount necessary to be charged against the current period's earnings to maintain the allowance for credit losses ("ACL") on loans and leases at a level that the Company believes is appropriate in relation to the estimated losses inherent in the loan and lease portfolio. Beginning in the second quarter of 2024, expense related to off-balance sheet credit exposures was also included in the provision for credit losses in response to growth in the amount of loans with applicable off-balance sheet credit risk. See Note 1 under the subheading *Allowance for Off-Balance Sheet Credit Exposures* for additional information.

Losses inherent in loan relationships are mitigated if a portion of the loan is guaranteed by the SBA or USDA. Typical SBA 7(a) and USDA guarantees range from 50% to 90% depending on loan size and type, which serve to reduce the risk profile of these loans. The Company believes that its focus on compliance with regulations and guidance from the SBA and USDA are key factors to managing this risk.

For 2024, the provision for credit losses was $96.2 million compared to $51.3 million in 2023, an increase of $44.9 million. The 2024 increase in provision was primarily the result of record loan growth combined with the impacts of the current macroeconomic environment, which adversely affected some borrowers' performance.

Loans and leases held for investment at historical cost were $9.90 billion as of December 31, 2024, an increase of $1.66 billion, or 20.1%, compared to December 31, 2023.

Net charge-offs for loans and leases carried at historical cost were $46.7 million, or 0.52% of average loans and leases held for investment at amortized cost, excluding loans measured at fair value, for 2024, compared to net charge-offs of $21.4 million, or 0.28%, for 2023, an increase of $25.3 million, or 118.5%. The increase in net charge-offs for 2024 was primarily related to an increase in activity within five verticals, Search Fund Lending, General Lending, Government Contracting, Community Facilities and Wine & Craft Beverage. The increase was largely due to the high interest rate environment and inflationary pressures, which increased financial strain on borrowers. Net charge-offs are a key element of historical experience in the Company's estimation of the allowance for credit losses on loans and leases.

In addition, nonperforming loans and leases not guaranteed by the SBA or USDA, excluding $9.1 million and $7.2 million accounted for under the fair value option at December 31, 2024 and 2023, respectively, totaled $81.4 million, which was 0.82% of the held for investment loan and lease portfolio carried at historical cost at December 31, 2024, compared to $39.3 million, or 0.48% of loans and leases held for investment carried at historical cost at December 31, 2023.

Noninterest Income

Noninterest income is principally comprised of net gains from the sale of SBA and USDA-guaranteed loans along with servicing revenue and related revaluation of the servicing asset. Revenue from the sale of loans depends upon the volume, maturity structure and rates of underlying loans as well as the pricing and availability of funds in the secondary markets prevailing in the period between completed loan funding and closing of sale. In addition, the loan servicing asset revaluation is significantly impacted by changes in market rates and other underlying assumptions such as prepayment speeds. Net gain (loss) on loans accounted for under the fair value option is also significantly impacted by changes in market rates, prepayment speeds and inherent credit risk. Other less consistent elements of noninterest income include gains and losses on investments.

The following table shows the components of noninterest income and the dollar and percentage changes for the periods presented.

	Years Ended December 31,			2023/2024 Increase (Decrease)		2022/2023 Increase (Decrease)	
	2024	2023	2022	Amount	Percent	Amount	Percent
Noninterest income							
Loan servicing revenue	$ 31,535	$ 27,399	$ 25,359	$ 4,136	15.1 %	$ 2,040	8.0 %
Loan servicing asset revaluation	(12,155)	4,886	(16,577)	(17,041)	(348.8)	21,463	129.5
Net gains on sales of loans	60,899	46,545	43,244	14,354	30.8	3,301	7.6
Net gain (loss) on loans accounted for under the fair value option	2,403	(3,539)	1,046	5,942	167.9	(4,585)	(438.3)
Equity method investments (loss) income	(10,921)	(5,994)	144,250	(4,927)	(82.2)	(150,244)	(104.2)
Equity security investments gains (losses), net	553	(969)	3,355	1,522	157.1	(4,324)	(128.9)
Lease income	9,756	10,007	10,084	(251)	(2.5)	(77)	(0.8)
Management fee income	7,658	13,324	10,090	(5,666)	(42.5)	3,234	32.1
Other noninterest income	34,053	20,074	17,141	13,979	69.6	2,933	17.1
Total noninterest income	**$ 123,781**	**$ 111,733**	**$ 237,992**	**$ 12,048**	**10.8 %**	**$ (126,259)**	**(53.1)%**

Years ended December 31, 2024 vs. 2023

For 2024, noninterest income increased by $12.0 million, or 10.8%, compared to 2023. The increase over the prior year is primarily a result of higher servicing revenue of $4.1 million, increased net gains on sales of loans of $14.4 million, a $5.9 million increase in the net gain on loans accounted for under the fair value option and increased other noninterest income of $14.0 million. The increase in other noninterest income was largely related to the previously mentioned $2.4 million gain from the sale of a building in the third quarter of 2024 combined with a $6.7 million gain arising from the sale of one of the Company's aircraft in the second quarter of 2024 and a $5.7 million gain in the first quarter of 2024 arising from the increased fair value of a certain equity warrant asset. Partially offsetting the increase in total noninterest income over the prior year-to-date period were higher losses of $17.0 million related to the servicing asset revaluation, $4.9 million in higher flow-through losses of equity method investments and a $5.7 million decrease in management fee income due to the restructuring of the Canapi Funds in the third quarter of 2024.

The tables below reflect loan and lease production, sales of guaranteed loans and the aggregate balance in guaranteed loans sold that are being serviced. These components are key drivers of the Company's noninterest income.

	Three months ended December 31,		Three months ended September 30,		Three months ended June 30,		Three months ended March 31,	
	2024	2023	2024	2023	2024	2023	2024	2023
Amount of loans and leases originated	$1,421,118	$ 981,703	$1,757,856	$1,073,255	$1,171,141	$ 861,033	$ 805,129	$1,030,882
Guaranteed portions of loans sold	277,546	239,066	266,307	225,585	250,466	245,074	186,654	167,826
Outstanding balance of guaranteed loans sold [1]	3,379,477	2,986,959	3,300,524	2,909,343	3,177,629	2,808,200	3,057,641	2,695,757

	Years ended December 31,				
	2024	2023	2022	2021	2020
Amount of loans and leases originated	$ 5,155,244	$ 3,946,873	$ 4,007,621	$ 4,480,725	$ 4,450,198
Guaranteed portions of loans sold	980,973	877,551	580,889	668,462	542,596
Outstanding balance of guaranteed loans sold [1]	3,379,477	2,986,959	2,668,110	2,756,915	2,819,625

(1)   This represents the outstanding principal balance of guaranteed loans serviced, as of the last day of the applicable period, which have been sold into the secondary market.

Changes in various components of noninterest income are discussed in more detail below.

Loan Servicing Asset Revaluation: The Company revalues its serviced loan portfolio at least quarterly. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as adequate compensation for servicing, the discount rate, the custodial earnings rate, ancillary income, prepayment speeds and default rates and losses, with prepayment speed and discount rate being the most sensitive assumptions. For 2024, there was a net loss on loan servicing asset revaluation of $12.2 million compared to a net gain of $4.9 million for 2023, resulting in a negative change of $17.0 million. The negative change in valuation of the servicing asset compared to 2023 was principally the result of the third quarter of 2023 change in valuation techniques used to estimate the fair value of servicing rights.

The fair value of servicing rights is highly sensitive to changes in underlying assumptions. Changes in prepayment speed and discount rate assumptions typically have the most significant impacts on the fair value of servicing rights. Generally, as interest rates rise on variable rate loans, loan prepayments increase due to an increase in refinance activity, which results in a decrease in the fair value of servicing assets, however, weakening economic conditions or significant declines in interest rates can also increase loan prepayment activity. The discount rate used in the estimation process is tied to a benchmark risk-free rate with a risk premium added using a build-up method. Measurement of fair value is limited to the conditions existing and the assumptions used as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different time.

At December 31, 2024, the key assumptions used to determine the fair value of the Company's servicing rights included a weighted average prepayment speed equal to 15.6% and a weighted average discount rate equal to 13.5%. The table below reflects the sensitivity of the current fair value of servicing assets to immediate adverse changes in the above key assumptions with all other assumptions remaining static:

	As of December. 31, 2024	As of December. 31, 2023
Fair value of servicing rights	$55,788	$48,186
	Incremental Increase (Decrease) in Value	Incremental Increase (Decrease) in Value
Prepayment Speed		
20% increase	($3,459)	($2,815)
10% increase	(1,785)	(1,452)
Discount Rate		
200 basis point increase	(2,603)	(2,186)
100 basis point increase	(1,331)	(1,117)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in fair value based on changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the servicing rights is calculated without changing any other assumption. Changes in one factor may result in changes in another.

See Note 5. Servicing Assets in the notes to consolidated financial statements for further details of the factors considered by the Company in estimating the fair value of servicing assets.

Net Gains on Sales of Loans: For 2024, net gains on sales of loans increased $14.4 million, or 30.8%, compared to 2023. The volume of guaranteed loans sold increased $103.4 million, or 11.8%, over 2023 while the average net gain on loan sale premium increased from 105% to 107% in 2023 and 2024, respectively. The increase in net gains on sales of loans over 2023 was principally related to a higher loan sale volume combined with improving premium.

Net Gain (Loss) on Loans Accounted for Under the Fair Value Option: For 2024, the Company had a net gain on loans accounted for under the fair value option of $2.4 million compared to a net loss of $3.5 million for 2023, a positive change of $5.9 million. The carrying amount of loans accounted for under the fair value option at December 31, 2024 and 2023 was $328.7 million (all classified as held for investment) and $388.0 million (all classified as held for investment), respectively, a decrease of $59.3 million, or 15.3%. The increased levels of net gains arising from the valuation of loans accounted for under the fair value option was principally due to the third quarter of 2023 change in valuation techniques used to estimate the fair value of loans.

Noninterest Expense

Noninterest expense comprises all operating costs of the Company, such as employee-related costs, travel, professional services, advertising and marketing expenses, exclusive of interest and income tax expense.

The following table shows the components of noninterest expense and the related dollar and percentage changes for the periods presented.

	Years Ended December 31,			2023/2024 Increase (Decrease)		2022/2023 Increase (Decrease)	
	2024	2023	2022	Amount	Percent	Amount	Percent
Noninterest expense							
Salaries and employee benefits	$ 183,268	$ 175,052	$ 170,822	$ 8,216	4.7 %	$ 4,230	2.5 %
Non-employee expenses:							
Travel expense	9,738	8,922	8,499	816	9.1	423	5.0
Professional services expense	11,023	7,737	11,737	3,286	42.5	(4,000)	(34.1)
Advertising and marketing expense	11,148	12,559	10,543	(1,411)	(11.2)	2,016	19.1
Occupancy expense	10,000	8,490	11,088	1,510	17.8	(2,598)	(23.4)
Technology expense	34,206	31,858	28,434	2,348	7.4	3,424	12.0
Equipment expense	13,826	14,997	15,120	(1,171)	(7.8)	(123)	(0.8)
Other loan origination and maintenance expense	17,254	14,804	13,168	2,450	16.5	1,636	12.4
Renewable energy tax credit investment impairment	530	14,644	16,217	(14,114)	(96.4)	(1,573)	(9.7)
FDIC insurance	10,835	16,670	9,756	(5,835)	(35.0)	6,914	70.9
Contributions and donations	—	—	6,462	—	—	(6,462)	(100.0)
Other expense	12,411	17,152	12,380	(4,741)	(27.6)	4,772	38.5
Total non-employee expenses	130,971	147,833	143,404	(16,862)	(11.4)	4,429	3.1
Total noninterest expense	$ 314,239	$ 322,885	$ 314,226	$ (8,646)	(2.7)%	$ 8,659	2.8 %

Total noninterest expense for 2024 decreased $8.6 million, or 2.7%, compared to 2023. The decrease in noninterest expense was predominately driven by the following items.

Salaries and employee benefits: Total personnel expense for 2024 increased by $8.2 million, or 4.7%, compared to 2023. The increase in salaries and employee benefits was principally related to continued investment in human resources to support strategic and growth initiatives. Total full-time equivalent employees increased from 952 at December 31, 2023 to 1,014 at December 31, 2024. Salaries and employee benefits expense included $26.4 million of stock-based compensation for 2024, compared to $17.9 million for 2023. Expenses related to the employee stock purchase program, stock grants, stock option compensation and restricted stock expense are all considered stock-based compensation.

Renewable energy tax credit investment impairment: Renewable energy tax credit investment impairment decreased $14.1 million which was the result of a renewable energy tax credit investment in the fourth quarter of 2023 which resulted in $14.6 million in impairment charges during that year. Investments of this type generate a return primarily through the realization of income tax credits and other benefits; accordingly, impairment of the investment amount is recognized in conjunction with the realization of related tax benefits

FDIC insurance: FDIC insurance decreased $5.8 million, or 35.0%, compared to 2023. This decrease is largely the product of favorable changes in the Company's FDIC assessment rates in 2024.

Other expense: Other expense decreased $4.7 million, or 27.6%, compared to 2023. This decrease was largely related to reserves for unfunded commitments, historically being presented in other expense. Beginning in the second quarter of 2024, this expense was classified in the provision for credit losses.

Income Tax Expense

Income tax expense and related effective tax rate in 2024 was $11.8 million and 13.2% compared to $8.9 million and 10.8% in 2023. The higher level of income tax expense for 2024 was primarily the result of lower levels of anticipated investment tax credits in 2024 as compared to the prior year.

Discussion and Analysis of Financial Condition

Total assets at December 31, 2024 were $12.94 billion, an increase of $1.67 billion, or 14.8%, compared to total assets of $11.27 billion at December 31, 2023. The growth in total assets was principally driven by the growth in total loans and leases held for investment of $1.60 billion, or 18.5%, from $8.63 billion at December 31, 2023, to $10.23 billion at December 31, 2024.

Total deposits were $11.76 billion at December 31, 2024, an increase of $1.49 billion, or 14.5%, from $10.28 billion at December 31, 2023. The increase in total deposits from the prior period was to support growth in the loan and lease portfolio as well as the Company's targeted liquidity levels. At December 31, 2024, the Bank's total uninsured deposits were approximately $1.71 billion, or 14.5%, of total deposits.

Borrowings increased to $112.8 million at December 31, 2024 from $23.4 million at December 31, 2023. This increase was principally due to entering into a new loan agreement in the first quarter of 2024 to strategically enhance Bank capital levels in order to accommodate future growth expectations. See Note 8. Borrowings in the accompanying Notes to Consolidated Financial Statements for a discussion of current sources of available debt capacity.

Shareholders' equity at December 31, 2024 was $1.00 billion as compared to $902.7 million at December 31, 2023. The book value per share was $22.12 at December 31, 2024 compared to $20.23 at December 31, 2023. Average equity to average assets was 8.2% for the year ended December 31, 2024 compared to 8.0% for the year ended December 31, 2023. The increase in shareholders' equity for 2024 was principally the result of $77.5 million in net income and stock-based compensation expense of $26.4 million.

Regulatory Impact of Asset Growth

General. In the first quarter of 2023, the Company and the Bank each first exceeded $10 billion in total assets. As of December 31, 2024, the Company and the Bank each had total assets of $12.94 billion and $12.86 billion. The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies and banks with $10 billion or more in total consolidated asset

Consumer Financial Laws. Under the Dodd-Frank Act, the Consumer Financial Protection Bureau (CFPB) has near-exclusive supervision authority, including examination authority, to assess compliance with federal consumer financial laws for a bank and its affiliates if the bank has total assets of more than $10 billion. This provision becomes applicable to a bank following the fourth consecutive quarter where the total assets of the bank, as reported in its quarterly Call Report, exceed $10 billion and afterwards remains applicable to the bank unless the bank has reported total assets of $10 billion or less in its quarterly Call Report for four consecutive quarters. This provision became applicable to the Bank in the first quarter of 2024.

Deposit Insurance Assessments. Also under the Dodd-Frank Act, the DIF reserve ratio was increased from 1.15 percent to 1.35 percent and the FDIC is required, in setting deposit insurance assessments, to offset the effect of the increase on institutions with assets of less than $10 billion, which results in institutions with assets greater than $10 billion paying higher assessments. In addition, following the fourth consecutive quarter where the total assets of a bank exceeds $10 billion, as reported in its quarterly Call Report, the FDIC utilizes a different method for determining deposit insurance assessments. This large bank method is based on a bank's ability to withstand asset- and funding-related stress, its regulatory ratings, and potential losses to the FDIC in the event of the bank's failure, subject to discretionary adjustments by the FDIC. The Bank became subject to the large bank method for determining its deposit insurance assessments in 2024.

Volcker Rule. Under provisions of the Dodd-Frank Act referred to as the "Volcker Rule," certain limitations are placed on the ability of insured depository institutions and their affiliates to engage in sponsoring, investing in and transacting with certain investment funds, known as "covered funds" under the rule. There are a number of exclusions from the definition of "covered funds," including for investments in Small Business Investment Companies, or SBICs, and certain qualifying venture capital funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities.

Limits on Interchange Fees. The Durbin Amendment to the Dodd-Frank Act gave the Federal Reserve Board the authority to establish rules regarding interchange fees charged for electronic debit transactions by a payment card issuer that, together with its affiliates, has assets of $10 billion or more, as of December 31 of the preceding calendar year, and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. The Federal Reserve Board has adopted rules under this provision that limit the swipe fees that a debit card issuer can charge a merchant for a transaction to the sum of 21 cents and five basis points times the value of the transaction, plus up to one cent for fraud prevention costs. The Bank exceeded $10 billion in assets at December 31, 2023. This triggered a reduction of annual pre-tax income from debit card interchange fees beginning July 1, 2024. Additional information regarding the Durbin Amendment is presented in Item 1A. Risk Factors.

Loans Held for Sale & Serviced Portfolio

Any loan or portion of a loan that the Company has the intent and ability to sell is classified as held for sale. The average age of the held for sale portfolio as of December 31, 2024 was 6.9 months from origination date. Approximately 3.3% of the current held for sale portfolio is older than two years. The majority of held for sale loans over one year old are composed of construction loans or other loans that have yet to fully fund. Construction loans typically have extended build out periods that inherently result in longer lead times between origination and the ultimate sale date. Approximately 27.0% of the held for sale portfolio is aged between one and two years.

As of December 31, 2024 and 2023, the cumulative total outstanding balance of loans sold since May 2007 totaled $4.72 billion and $4.24 billion, respectively. The Company generally continues to service loans after the date of sale. As of December 31, 2024 and 2023, the total outstanding balance of loans and leases, including those serviced for others, was $15.32 billion and $13.28 billion, respectively.

Loan and Lease Maturity

As of December 31, 2024, $13.10 billion, or 85.5%, of the total outstanding balance of loans and leases, including those at fair value and those serviced for others, were variable rate loans that adjust at specified dates based on the prime lending rate or other variable indices. As of December 31, 2024, $9.05 billion, or 59.1%, of total outstanding balance of loans and leases, including those at fair value and those serviced for others, were variable rate loans that adjust on either a calendar monthly or calendar quarterly basis using the prime lending rate or other variable indices.

At December 31, 2024, 88.1%, or $9.36 billion, of the combined held for sale and held for investment loan and lease portfolio, including those at fair value, were composed of variable rate loans.

At December 31, 2024, $3.75 billion, or 36.6%, of loans held for investment, including those at fair value, matures in less than five years. Loans and leases maturing in greater than five years total $6.51 billion of the total $10.26 billion. The variable rate portion of the total held for investment loans and leases is 87.9%, which reflects the Company's strategy to minimize interest rate risk through the use of variable rate products.

	At December 31, 2024				
	Remaining Contractual Maturity of Total Held for Investment Loans and Leases				
	One Year or Less	After One Year and Through Five Years	After Five Years and Through Fifteen Years	After Fifteen Years	Total [1]
Fixed rate loans and leases:					
Commercial & Industrial					
Small Business Banking	$ 6,499	$ 108,594	$ 177,111	$ 2,852	$ 295,056
Commercial Banking	9,130	78,156	82,485	187,154	356,925
Paycheck Protection Program	551	1,176	635	—	2,362
Total	**16,180**	**187,926**	**260,231**	**190,006**	**654,343**
Construction & Development					
Small Business Banking	5,732	6,161	431	2,132	14,456
Total	**5,732**	**6,161**	**431**	**2,132**	**14,456**
Commercial Real Estate					
Small Business Banking	5,759	65,736	22,945	140,098	234,538
Commercial Banking	228	33,303	3,059	5,558	42,148
Total	**5,987**	**99,039**	**26,004**	**145,656**	**276,686**
Commercial Land					
Small Business Banking	14,416	181,411	80,186	17,917	293,930
Total	**14,416**	**181,411**	**80,186**	**17,917**	**293,930**
Total fixed rate loans and leases	**42,315**	**474,537**	**366,852**	**355,711**	**1,239,415**
Variable rate loans and leases:					
Commercial & Industrial					
Small Business Banking	28,471	293,120	1,749,285	78,369	2,149,245
Commercial Banking	337,615	1,245,125	210,825	356,638	2,150,203
Total	**366,086**	**1,538,245**	**1,960,110**	**435,007**	**4,299,448**
Construction & Development					
Small Business Banking	6,006	29,386	38,055	431,051	504,498
Commercial Banking	—	85,456	—	—	85,456
Total	**6,006**	**114,842**	**38,055**	**431,051**	**589,954**
Commercial Real Estate					
Small Business Banking	53,093	148,621	397,025	2,147,731	2,746,470
Commercial Banking	172,821	737,398	42,314	80,187	1,032,720
Total	**225,914**	**886,019**	**439,339**	**2,227,918**	**3,779,190**
Commercial Land					
Small Business Banking	4,636	94,885	100,911	154,915	355,347
Total	**4,636**	**94,885**	**100,911**	**154,915**	**355,347**
Total variable rate loans and leases	**602,642**	**2,633,991**	**2,538,415**	**3,248,891**	**9,023,939**
Total held for investment loans and leases	**$ 644,957**	**$ 3,108,528**	**$ 2,905,267**	**$ 3,604,602**	**$ 10,263,354**

(1)   Excludes retained loan discount and net deferred costs.

Commercial Real Estate

Commercial real estate loans as indicated by the FDIC include loans secured by the following: construction, land development, multifamily property and nonfarm, nonresidential real property. The following table provides information with respect to commercial real estate loans as of December 31, 2024.

	Guaranteed	Unguaranteed	Total [1]
Held for Investment Loans:			
Owner Occupied			
Small Business Banking	$ 1,250,540	$ 1,124,834	$ 2,375,374
Commercial Banking	20,698	27,084	47,782
Total	1,271,238	1,151,918	2,423,156
Non-Owner Occupied			
Small Business Banking	388,242	595,426	983,668
Commercial Banking	38,246	1,075,267	1,113,513
Total	426,488	1,670,693	2,097,181
Total Held for Investment Commercial Real Estate	$ 1,697,726	$ 2,822,611	$ 4,520,337
Held for Sale Loans:			
Owner Occupied			
Small Business Banking	$ 47,730	$ —	$ 47,730
Total	47,730	—	47,730
Non-Owner Occupied			
Small Business Banking	168,033	—	168,033
Total	168,033	—	168,033
Total Held for Sale Commercial Real Estate	$ 215,763	$ —	$ 215,763
Total Commercial Real Estate Loans	$ 1,913,489	$ 2,822,611	$ 4,736,100
% of Total Commercial Real Estate Loans	40.4 %	59.6 %	100.0 %

(1)   Excludes retained loan discount and net deferred costs.

Asset Quality

Management considers asset quality to be of primary importance. A formal loan review function, independent of loan origination, is used to identify and monitor problem loans. This function reports directly to the Risk Committee of the Board of Directors.

Nonperforming Assets

The Bank places loans and leases on nonaccrual status when they become 90 days past due as to principal or interest payments, or prior to that if management has determined based upon current information available to them that the timely collection of principal or interest is not probable. When a loan or lease is placed on nonaccrual status, any interest previously accrued as income but not actually collected is reversed and recorded as a reduction of loan or lease interest and fee income. Typically, collections of interest and principal received on a nonaccrual loan or lease are applied to the outstanding principal as determined at the time of collection of the loan or lease.

Total nonperforming assets, including loans measured at fair value, at December 31, 2024 were $371.7 million, which represented a $179.5 million, or 93.4%, increase from December 31, 2023. These nonperforming assets, at December 31, 2024 were comprised of $369.8 million in nonaccrual loans and leases and $1.9 million in foreclosed assets. Of the $371.7 million of nonperforming assets, $280.1 million carried a government guarantee, leaving an unguaranteed exposure of $91.6 million in total nonperforming assets at December 31, 2024. This represents an increase of $40.4 million, or 78.9%, from an unguaranteed exposure of $51.2 million at December 31, 2023.

The following table provides information with respect to nonperforming assets, excluding loans measured at fair value, at the dates indicated.

		2024 [1]		2023 [1]
Nonaccrual loans and leases:				
Total nonperforming loans and leases (all on nonaccrual)	$	304,297	$	134,963
Foreclosed assets		1,944		6,481
Total nonperforming assets	**$**	**306,241**	**$**	**141,444**
Allowance for credit losses on loans and leases	**$**	**167,516**	**$**	**125,840**
Total nonperforming loans and leases to total loans and leases held for investment		3.07 %		1.64 %
Total nonperforming loans and leases to total assets		2.41 %		1.24 %
Allowance for credit losses on loans and leases to loans and leases held for investment		1.69 %		1.53 %
Allowance for credit losses on loans and leases to total nonperforming loans and leases		55.05 %		93.24 %
Nonaccrual loans and leases guaranteed by U.S. government:				
Total nonperforming loans and leases guaranteed by the U.S. government (all on nonaccrual)	$	222,885	$	95,678
Foreclosed assets guaranteed by the U.S. government		1,753		3,670
Total nonperforming assets guaranteed by the U.S. government	**$**	**224,638**	**$**	**99,348**
Allowance for credit losses on loans and leases	**$**	**167,516**	**$**	**125,840**
Total nonperforming loans and leases not guaranteed by the U.S. government to total held for investment loans and leases		0.82 %		0.48 %
Total nonperforming loans and leases not guaranteed by the U.S. government to total assets		0.65 %		0.36 %
Allowance for credit losses on loans and leases to total nonperforming loans and leases not guaranteed by the U.S government		205.76 %		320.33 %

(1)   Excludes loans measured at fair value.

Nonperforming assets, excluding loans measured at fair value, at December 31, 2024 were $306.2 million, which represented a $164.8 million, or 116.5%, increase from December 31, 2023. These nonperforming assets, at December 31, 2024 were comprised of $304.3 million in nonaccrual loans and leases and $1.9 million in foreclosed assets. Of the $306.2 million of nonperforming assets, $224.6 million carried a government guarantee, leaving an unguaranteed exposure of $81.6 million in total nonperforming assets at December 31, 2024. This represents an increase of $39.5 million, or 93.8%, from an unguaranteed exposure of $42.1 million at December 31, 2023.

See the below discussion related to the change in potential problem and impaired loans and leases for management's overall observations regarding the change in total nonperforming loans and leases.

As a percentage of the Bank's total capital, nonperforming loans and leases, excluding loans measured at fair value, represented 26.7% at December 31, 2024, compared to 14.6% at December 31, 2023. Adjusting the ratio to include only the unguaranteed portion of nonperforming loans and leases at historical cost to reflect management's belief that the greater magnitude of risk resides in this portion, the ratio at December 31, 2024 and 2023 was 7.2% and 4.3%, respectively.

As of December 31, 2024, and December 31, 2023, potential problem (also referred to as criticized) and classified loans and leases, excluding loans measured at fair value, totaled $1.04 billion and $785.2 million, respectively. The following is a discussion of these loans and leases. Risk Grades 50 through 80 represent the spectrum of criticized and classified loans and leases. For a complete description of the risk grading system, see "Credit Quality Indicators" in Note 3 to the notes to consolidated financial statements. At December 31, 2024, the portion of criticized and classified loans and leases guaranteed by the SBA or USDA totaled $518.7 million and total portfolio unguaranteed exposure risk was $523.3 million, or 7.8% of total held for investment unguaranteed exposure carried at historical cost. This compares to the December 31, 2023 portion of criticized and classified loans and leases guaranteed by the SBA or USDA which totaled $344.8 million and total portfolio unguaranteed exposure risk was $440.3 million, or 8.3% of total held for investment unguaranteed exposure carried at historical cost.

As of December 31, 2024 and December 31, 2023, loans and leases carried at historical cost within the following verticals comprise the largest portion of the total potential problem and classified loans and leases:

As of December 31, 2024		As of December 31, 2023	
Vertical	% of Criticized and Classified Loans and Leases	Vertical	% of Criticized and Classified Loans and Leases
General Lending	15.1%	Senior Housing	16.5%
Bioenergy	11.1	Bioenergy	14.4
Senior Housing	9.9	General Lending	12.2
Healthcare	6.9	Search Fund Lending	8.6
Sponsor Finance	5.5	Wine & Craft Beverage	5.6
Wine & Craft Beverage	5.3	Healthcare	3.9
Search Fund Lending	5.0	Hotels	3.3
Community Facilities	4.8	Self Storage	3.3
Self Storage	4.6	Senior Care	3.2
% of Total Criticized and Classified Loans	68.2%	% of Total Criticized and Classified Loans	71.0%

Of the above listed verticals, Bioenergy, Senior Housing, Sponsor Finance, Community Facilities and Hotels is within the Company's Commercial Banking division, the remainder of the above listed verticals are within the Small Business Banking division. Total criticized and classified loans and leases increased $256.8 million in 2024. This increase by loan and lease risk grade categories was comprised of a decrease of $69.3 million for those identified as criticized offset by an increase of $326.1 million for those identified as classified, of which $236.7 million is guaranteed and $89.4 million is unguaranteed. Additionally, the Company believes that its underwriting and credit quality standards have remained high and continues to consider changing economic conditions in a rising interest rate environment.

Loans and leases that experience insignificant payment delays and payment shortfalls are generally not individually evaluated for the purpose of estimating the allowance for credit losses. The Bank generally considers an "insignificant period of time" from payment delays to be a period of 90 days or less. The Bank would consider a modification for a customer experiencing what is expected to be a short-term event that has temporarily impacted cash flow. This could be due, among other reasons, to illness, weather, impact from a one-time expense, slower than expected start-up, construction issues or other short-term issues. Credit personnel will review the request to determine if the customer is experiencing financial stress and how the event has impacted the ability of the customer to repay the loan or lease long term. At December 31, 2024, the Company had a total of $26.5 million in loans modified in 2024 to borrowers experiencing financial difficulty, excluding loans measured at fair value, all of which remained current and none of which are on principal payment deferral.

Management endeavors to be proactive in its approach to identify and resolve problem loans and leases and is focused on working with the borrowers and guarantors of these loans and leases to provide loan and lease modifications when warranted. Management implements a proactive approach to identifying and classifying loans and leases as special mention (also referred to as criticized), Risk Grade 50. At December 31, 2024, and December 31, 2023, Risk Grade 50 loans and leases, excluding loans measured at fair value, totaled $529.9 million and $599.2 million, respectively, for a year-over-year decrease of $69.3 million. Relative to total held for investment unguaranteed exposure carried at historical cost at December 31, 2023 and 2024, unguaranteed Risk Grade 50 loans and leases decreased from $364.4 million, or 6.9%, to $357.9 million, or 5.3%, respectively.

The largest year-over-year changes in Risk Grade 50 loans and leases carried at historical cost were within the following verticals:

Vertical	$	%
December 31, 2024 vs. 2023 Increase (Decrease)		
Sponsor Finance	$ 29,229	42.2 %
Healthcare	29,110	42.0
Veterinary	18,413	26.6
Self Storage	13,972	20.2
Solar Energy	13,765	19.9
Wine & Craft Beverage	12,774	18.4
RV Parks	11,920	17.2
Venture Banking	(8,741)	(12.6)
Asset-Based Lending	(11,715)	(16.9)
Fitness Centers	(14,432)	(20.8)
Search Fund Lending	(16,328)	(23.6)
Senior Housing	(37,515)	(54.2)
Bioenergy	(107,125)	(154.6)
Total of largest changes in RG 50 loans and leases	$ (66,673)	(96.2)%

The decrease in Risk Grade 50 loans and leases, exclusive of loans measured at fair value, during 2024 was principally confined to 13 verticals, as reflected above. The primary driver for the decline in Risk Grade 50 loans and leases was a migration to improvement within the Senior Housing portfolio coupled with two large Bioenergy relationships moving to classified status in the third quarter of 2024. Of the above listed verticals, Sponsor Finance, Solar Energy, Venture Banking, Asset-Based Lending, Senior Housing, and Bioenergy are within the Company's Commercial Banking division, the remainder of the above listed verticals are within the Small Business Banking division.

At December 31, 2024, approximately 97.4% of loans and leases classified as Risk Grade 50 are performing with no relationships having payments past due more than 30 days. While the level of nonperforming assets fluctuates in response to changing economic and market conditions, in light of the relative size and composition of the loan and lease portfolio and management's degree of success in resolving problem assets, management believes that a proactive approach to early identification and intervention is critical to successfully managing a small business loan portfolio.

Allowance for Credit Losses on Loans and Leases

The ACL of $125.8 million at December 31, 2023, increased by $41.7 million, or 33.1%, to $167.5 million at December 31, 2024. The ACL as a percentage of loans and leases held for investment at historical cost amounted to 1.7% and 1.5% at December 31, 2024 and 2023, respectively. The increase in the ACL during 2024 was primarily due to record loan growth combined with the impacts of the current macroeconomic environment, as addressed more fully in the above section captioned "Provision for Credit Losses" in "Results of Operations."

Actual past due held for investment loans and leases, inclusive of loans measured at fair value, have increased by $197.4 million since December 31, 2023. Total loans and leases 90 or more days past due increased $131.0 million, or 105.1%, compared to December 31, 2023. This increase was comprised of a $6.4 million increase in unguaranteed exposure combined with a $124.6 million increase in the guaranteed portion of past due loans compared to December 31, 2023. At December 31, 2024 and December 31, 2023, total held for investment unguaranteed loans and leases past due as a percentage of total held for investment unguaranteed loans and leases, inclusive of loans measured at fair value, was 1.3% and 0.8%, respectively. Total unguaranteed loans and leases past due were comprised of $77.5 million carried at historical cost, an increase of $39.8 million, and $10.3 million measured at fair value, an increase of $447 thousand, as of December 31, 2024 compared to December 31, 2023. Management continues to actively monitor and work to improve asset quality. Management believes the ACL of $167.5 million at December 31, 2024 is appropriate in light of the risk inherent in the loan and lease portfolio. Management's judgments are based on numerous assumptions about current and expected events that it believes to be reasonable, but which may or may not prove to be valid. Accordingly, no assurance can be given that management's ongoing evaluation of the loan and lease portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the ACL, thus adversely affecting the Company's operating results. Additional information on the ACL is presented in Note 3. Loans and Leases Held for Investment and Credit Quality of the consolidated financial statements in this report.

The following table sets forth the breakdown of the allowance for credit losses on loans and leases carried at historical cost by category at the dates indicated.

	2024				2023			
	Allowance	Total Loans and Leases [1]	% of Total Allowance	% of Total Loans and Leases [1]	Allowance	Total Loans and Leases [1]	% of Total Allowance	% of Total Loans and Leases [1]
Commercial & Industrial								
Small Business Banking	$ 95,341	$ 2,324,924	56.9 %	23.4 %	$ 49,120	$ 2,125,163	39.0 %	25.7 %
Commercial Banking	33,666	2,457,359	20.1	24.8	38,453	1,981,250	30.6	23.9
Paycheck Protection Program	—	2,361	—	—	8	5,595	—	0.1
Total	129,007	4,784,644	77.0	48.2	87,581	4,112,008	69.6	49.7
Construction & Development								
Small Business Banking	4,157	518,953	2.5	5.2	3,320	415,094	2.7	5.0
Commercial Banking	786	85,456	0.5	0.9	1,397	54,960	1.1	0.7
Total	4,943	604,409	3.0	6.1	4,717	470,054	3.8	5.7
Commercial Real Estate								
Small Business Banking	22,196	2,873,260	13.2	28.9	14,743	2,465,576	11.7	29.8
Commercial Banking	7,305	1,055,843	4.4	10.6	14,121	685,429	11.2	8.3
Total	29,501	3,929,103	17.6	39.5	28,864	3,151,005	22.9	38.1
Commercial Land								
Small Business Banking	4,065	616,453	2.4	6.2	4,678	534,762	3.7	6.5
Total	4,065	616,453	2.4	6.2	4,678	534,762	3.7	6.5
Total	$ 167,516	$ 9,934,609	100.0 %	100.0 %	$ 125,840	$ 8,267,829	100.0 %	100.0 %

(1)   Excludes loans measured at fair value.

Analysis of Loan and Lease Loss Experience. The following table sets forth an analysis of net charge-offs for loans and leases carried at historical cost to average total loans and leases, carried at historical cost, by category for the years indicated.

	2024			2023			2022		
	Net Charge-offs [1]	Average Total Loans & Leases [1][2]	% of Average Total Loans & Leases [1][2]	Net Charge-offs [1]	Average Total Loans & Leases [1][2]	% of Average Total Loans & Leases [1][2]	Net Charge-offs [1]	Average Total Loans & Leases [1][2]	% of Average Total Loans & Leases [1][2]
Commercial & Industrial									
Small Business Banking	$ 34,341	$2,231,976	1.5 %	$ 13,705	$2,086,469	0.7 %	$ 5,423	$1,639,650	0.3 %
Commercial Banking	8,703	2,138,080	0.4	7,966	1,566,488	0.5	1,794	931,850	0.2
Paycheck Protection Program	—	3,922	—	—	8,283	—	5	81,250	—
Total	43,044	4,373,978	1.0	21,671	3,661,240	0.6	7,222	2,652,750	0.3
Construction & Development									
Small Business Banking	338	289,198	0.1	—	274,777	—	(3)	271,596	—
Commercial Banking	—	55,440	—	—	48,144	—	—	85,747	—
Total	338	344,638	0.1	—	322,921	—	(3)	357,343	—
Commercial Real Estate									
Small Business Banking	3,105	2,811,072	0.1	1,416	2,463,238	0.1	489	1,904,876	—
Commercial Banking	189	897,927	—	(1,714)	583,917	(0.3)	(388)	335,543	(0.1)
Total	3,294	3,708,999	0.1	(298)	3,047,155	—	101	2,240,419	—
Commercial Land									
Small Business Banking	16	592,007	—	—	505,692	—	641	422,886	0.2
Total	16	592,007	—	—	505,692	—	641	422,886	0.2
Total	$ 46,692	$9,019,622	0.5 %	$ 21,373	$7,537,008	0.3 %	$ 7,961	$5,673,398	0.1 %

(1)   Excludes loans measured at fair value.

(2)   Average loans and leases held for investment, at amortized cost.

Investment Securities

Investment securities totaled $1.25 billion at December 31, 2024, an increase of $122.0 million, or 10.8%, compared to $1.13 billion at December 31, 2023. The increase in the investment portfolio for 2024 was to support earnings through additional yield compared to cash alternatives, continue to provide a contingent funding source and act as a mechanism to manage the Company's interest rate risk. This also included purchases of $263.9 million in mortgage-backed securities, including $42.9 million for purposes of complying with the Community Reinvestment Act and purchases of $66.4 million in collateralized mortgage obligations to diversify the reinvestment of portfolio cash flows.

The investment securities portfolio consists entirely of available-for-sale securities. The Company purchases securities for the investment securities portfolio to manage interest rate risk, ensure a stable source of liquidity and to provide a steady source of income in excess of cost of funds.

At December 31, 2024, the effective duration of the overall available-for-sale securities portfolio was approximately 3.72 years.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2024. Weighted average yields were calculated using amortized cost and coupon rate at the balance sheet date. Yields are not presented on a tax-equivalent basis. Certain mortgage related securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the tables below.

	Total Amortized Cost	Within One Year		After One to Five Years		After Five to Ten Years		After Ten Years	
		Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
U.S. government securities	$ 18,196	$ 7,000	3.38 %	$ 4,272	2.92 %	$ 6,924	4.38 %	$ —	— %
Mortgage-backed securities	1,335,177	18,479	3.07	198,710	2.95	223,875	2.85	894,113	3.27
Municipal bonds	3,176	—	—	—	—	3,080	4.50	96	5.22
Total securities	$1,356,549	$ 25,479	3.16 %	$ 202,982	2.95 %	$ 233,879	2.92 %	$ 894,209	3.27 %

At December 31, 2024 and December 31, 2023, the Company had 98.4% and 98.3% of its total investment securities portfolio in mortgage-backed securities. The Company has continued to purchase mortgage-backed securities in order to obtain a favorable yield versus cash alternatives while still maintaining a low risk profile within the investment portfolio.

Deposits

The following table sets forth the composition of deposits.

	2024		2023		2022	
	Total	Percent	Total	Percent	Total	Percent
Period end:						
Noninterest-bearing demand deposits	$ 318,890	2.7 %	$ 259,270	2.5 %	$ 194,100	2.2 %
Interest-bearing deposits:						
Interest-bearing checking	351,284	3.0	301,006	2.9	—	—
Money market	147,533	1.3	135,551	1.3	128,443	1.4
Savings	5,282,812	44.9	4,497,376	43.8	4,096,576	46.1
Time deposits	5,659,975	48.1	5,081,816	49.5	4,465,809	50.3
Total	11,441,604	97.3	10,015,749	97.5	8,690,828	97.8
Total period end deposits	$ 11,760,494	100.0 %	$ 10,275,019	100.0 %	$ 8,884,928	100.0 %
Total uninsured deposits	$ 1,705,780	14.5 %	$ 1,457,800	14.2 %	$ 1,563,189	17.6 %

	2024			2023			2022		
	Total	Percent	Average Rate	Total	Percent	Average Rate	Total	Percent	Average Rate
Average:									
Noninterest-bearing demand deposits	$ 239,078	2.2 %	— %	$ 215,327	2.2 %	— %	$ 125,062	1.6 %	— %
Interest-bearing deposits:									
Interest-bearing checking	326,410	3.0	5.42	231,413	2.4	5.50	—	—	—
Money market	131,636	1.2	0.56	125,279	1.3	0.58	100,684	1.3	0.30
Savings	4,934,818	45.8	4.02	4,428,306	45.7	3.86	3,903,151	48.9	1.48
Time deposits	5,133,511	47.7	4.17	4,695,161	48.4	3.31	3,849,203	48.2	1.48
Total average deposits	$10,765,453	100.0 %	4.09 %	$9,695,486	100.0 %	3.59 %	$7,978,100	100.0 %	1.46 %

Deposits increased to $11.76 billion at December 31, 2024 from $10.28 billion at December 31, 2023, an increase of $1.49 billion, or 14.5%. This increase was primarily due to the growth of the Company's customer base in the savings and time deposit products, enhanced by a nationwide marketing campaign with attractive rates and additional wholesale funding, to support the significant loan growth in 2024. Noninterest-bearing deposits increased $59.6 million, or 23.0%, during 2024, and interest-bearing deposits increased $1.43 billion, or 14.2%, during the same period.

The aggregate amount of time deposits in denominations of $250 thousand or more at December 31, 2024 was approximately $695.9 million. Of those deposits, $293.1 million was uninsured and 98.6% of the uninsured time deposit accounts were scheduled to mature within one year. The maturity profile of uninsured time deposits at December 31, 2024 is as follows:

Maturity Period	Three months or less	More than three months to six months	More than six months to twelve months	More than twelve months
Amount of time deposits in uninsured accounts	$ 96,713	$ 63,987	$ 128,125	$ 4,247

Borrowings

Total borrowings increased $89.5 million at December 31, 2024 from December 31, 2023 as a result of the following:

In March 2024, the Company entered into a 60-month term loan agreement of $100.0 million with a third party correspondent bank. The loan accrues interest at a fixed rate of 5.95% with monthly interest payments until maturity on March 28, 2029, and $33.0 million of principal to be paid in year 4, and $67.0 million of principal to be paid in year 5. The Company paid the Lender a non-refundable $600 thousand loan origination fee upon signing of the Note that is represented as a direct deduction from the carrying amount of the loan and will be amortized into interest expense over the life of the loan.

In March 2021, the Company entered into a 60-month term loan agreement of $50.0 million with a third party correspondent bank. The loan accrues interest at a fixed rate of 2.95% with a monthly payment sufficient to fully amortize the loan, with all remaining unpaid principal and interest due at maturity on March 30, 2026. The Company paid the Lender a non-refundable $325 thousand loan origination fee upon signing of the Note that is presented as a direct deduction from the carrying amount of the loan and will be amortized into interest expense over the life of the loan.

In September 2024, the Company modified a $100.0 million revolving line of credit with a third party correspondent bank. The line of credit is unsecured and accrues interest at 30-day SOFR plus 1.25%, with an interest rate cap of 6.75% and an interest rate floor of 2.75%. The line of credit was extended 12 months to a maturity date of October 10, 2027. Payments are interest only with all principal and accrued interest due at maturity. The terms of this loan require the Company to maintain minimum capital and debt service coverage ratios. The Company paid the Lender a non-refundable $250 thousand renewal fee in September 2024 that will be amortized into interest expense over the life of the loan. As of December 31, 2024 and 2023 there was $100.0 million of available credit.

Liquidity Management

Liquidity management refers to the ability to meet day-to-day cash flow requirements based primarily on activity in loan and deposit accounts of the Company's customers. Liquidity is immediately available from four major sources: (a) cash on hand and on deposit at other banks; (b) the outstanding balance of federal funds sold; (c) the market value of unpledged investment securities; and (d) availability under lines of credit, FHLB advances and the Federal Reserve Discount Window. A primary tool in the Company's liquidity management process is the utilization of an Outflow Coverage Ratio ("OCR") model to stress outflows in various scenarios with targeted days of liquidity coverage. The OCR model output is then used by management to ensure adequate liquidity sources are available during those future periods. At December 31, 2024, the total amount of these four liquidity source items was $4.20 billion, or 32.4% of total assets, a decrease of 5.4% of total assets from $4.26 billion, or 37.8% of total assets, at December 31, 2023.

Loans and other assets are funded primarily by customer deposits, brokered deposits and loan sales. The Company maintains an investment securities portfolio that is available for both immediate and secondary contingent liquidity purposes, whether via pledging to the Federal Home Loan Bank, Federal Reserve Bank, or through liquidation. Additionally, the Company maintains a guaranteed and unguaranteed loan portfolio that is also a contingent liquidity source, whether via pledging to the Federal Reserve Discount Window or through liquidation.

At December 31, 2024, $621.4 million of the investment securities portfolio were pledged for unused borrowing capacity, leaving $626.8 million available to be pledged as collateral.

Contractual Obligations

The Company has entered into significant fixed and determinable contractual obligations for future payments. See the accompanying notes to the consolidated financial statements for expected timing of payments as of December 31, 2024. These include operating leases (Note 4. Leases), time deposits with stated maturity dates (Note 7. Deposits) and borrowings (Note 8. Borrowings). As of December 31, 2024, the Company also has $351.0 million in brokered deposits with $225.7 million scheduled to mature in less than a year and $125.3 million scheduled to mature within one to three years.

Off-Balance Sheet Arrangements

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with GAAP, are not recorded in the consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of commitments to extend credit and standby letters of credit. In 2022, the Company entered into airplane purchase agreement commitments and one airplane purchase agreement commitment was outstanding as of December 31, 2023, which was placed in service in 2024. For more information, see Note 2. Securities and Note 11. Commitments and Contingencies in the accompanying notes to the consolidated financial statements.

Asset/Liability Management and Interest Rate Sensitivity

One of the primary objectives of asset/liability management is to maximize the net interest margin while minimizing the earnings risk associated with changes in interest rates. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps. This method, however, addresses only the magnitude of timing differences and does not address earnings or market value. Therefore, management uses an earnings simulation model to prepare, on a regular basis, earnings projections based on a range of interest rate scenarios to more accurately measure interest rate risk. For more information, see Item 7A of this Report.

Capital

The maintenance of appropriate levels of capital is a management priority and is monitored on a regular basis. The Company's principal goals related to the maintenance of capital are to provide adequate capital to support the Company's risk profile consistent with the risk appetite approved by the Board of Directors; provide financial flexibility to support future growth and client needs; comply with relevant laws, regulations, and supervisory guidance; achieve optimal credit ratings for the Company and its subsidiaries; and provide a competitive return to shareholders. Management regularly monitors the capital position of the Company on both a consolidated and Bank level basis. In this regard, management's goal is to maintain capital at levels that are in excess of the regulatory "well capitalized" levels. Risk-based capital ratios, which include Tier 1 Capital, Total Capital and Common Equity Tier 1 Capital, are calculated based on regulatory guidance related to the measurement of capital and risk-weighted assets.

Capital amounts and ratios as of December 31, 2024, 2023 and 2022 are presented in the table below.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions [1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated - December 31, 2024						
Common Equity Tier 1 (to Risk-Weighted Assets)	$1,049,420	11.04 %	$ 427,941	4.50 %	N/A	N/A
Total Capital (to Risk-Weighted Assets)	$1,169,061	12.29 %	$ 760,784	8.00 %	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$1,049,420	11.04 %	$ 570,588	6.00 %	N/A	N/A
Tier 1 Capital (to Average Assets)	$1,049,420	8.21 %	$ 511,293	4.00 %	N/A	N/A
Bank - December 31, 2024						
Common Equity Tier 1 (to Risk-Weighted Assets)	$1,020,820	10.96 %	$ 418,992	4.50 %	$ 605,210	6.50 %
Total Capital (to Risk-Weighted Assets)	$1,138,006	12.22 %	$ 744,874	8.00 %	$ 931,093	10.00 %
Tier 1 Capital (to Risk-Weighted Assets)	$1,020,820	10.96 %	$ 558,656	6.00 %	$ 744,874	8.00 %
Tier 1 Capital (to Average Assets)	$1,020,820	8.04 %	$ 507,725	4.00 %	$ 634,657	5.00 %
Consolidated - December 31, 2023						
Common Equity Tier 1 (to Risk-Weighted Assets)	$ 960,433	11.73 %	$ 368,549	4.50 %	N/A	N/A
Total Capital (to Risk-Weighted Assets)	$1,063,157	12.98 %	$ 655,198	8.00 %	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$ 960,433	11.73 %	$ 491,399	6.00 %	N/A	N/A
Tier 1 Capital (to Average Assets)	$ 960,433	8.58 %	$ 447,561	4.00 %	N/A	N/A
Bank - December 31, 2023						
Common Equity Tier 1 (to Risk-Weighted Assets)	$ 823,478	10.40 %	$ 356,426	4.50 %	$ 514,837	6.50 %
Total Capital (to Risk-Weighted Assets)	$ 922,876	11.65 %	$ 633,646	8.00 %	$ 792,057	10.00 %
Tier 1 Capital (to Risk-Weighted Assets)	$ 823,478	10.40 %	$ 475,234	6.00 %	$ 633,646	8.00 %
Tier 1 Capital (to Average Assets)	$ 823,478	7.41 %	$ 444,480	4.00 %	$ 555,600	5.00 %
Consolidated - December 31, 2022						
Common Equity Tier 1 (to Risk-Weighted Assets)	$ 888,235	12.47 %	$ 320,446	4.50 %	N/A	N/A
Total Capital (to Risk-Weighted Assets)	$ 977,360	13.73 %	$ 569,681	8.00 %	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$ 888,235	12.47 %	$ 427,261	6.00 %	N/A	N/A
Tier 1 Capital (to Average Assets)	$ 888,235	9.26 %	$ 383,499	4.00 %	N/A	N/A
Bank - December 31, 2022						
Common Equity Tier 1 (to Risk-Weighted Assets)	$ 730,092	10.70 %	$ 307,179	4.50 %	$ 443,703	6.50 %
Total Capital (to Risk-Weighted Assets)	$ 815,577	11.95 %	$ 546,096	8.00 %	$ 682,620	10.00 %
Tier 1 Capital (to Risk-Weighted Assets)	$ 730,092	10.70 %	$ 409,572	6.00 %	$ 546,096	8.00 %
Tier 1 Capital (to Average Assets)	$ 730,092	7.70 %	$ 379,396	4.00 %	$ 474,245	5.00 %

(1)   Prompt corrective action provisions are not applicable at the bank holding company level.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with GAAP requires the Company to make estimates and judgments that affect reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. Estimates are evaluated on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The Company's accounting policies, including those for the Company's critical accounting estimates are described in detail in Note 1. Organization and Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements and are an integral part of the Company's consolidated financial statements. A thorough understanding of these accounting policies is essential when reviewing the Company's reported results of operations and financial position. The Company's most critical accounting estimate is listed below. This estimate requires the Company to make difficult, subjective or complex judgments about matters that are inherently uncertain.

Allowance for credit losses (ACL)

The Company's ACL at December 31, 2024 represents the Company's current estimate of the lifetime credit losses expected from its loan and lease portfolio. Management estimates the ACL by projecting probability of default, loss given default and exposure at default, conditional on economic parameter(s), for the remaining contractual term.

To determine the ACL as of December 31, 2024, the Company utilized an external baseline forecast to generate its quantitatively modeled expected losses and considered alternative economic forecast scenarios to qualitatively adjust the modeled ACL by loan portfolio in order to reflect management's reasonable expectations of current and future economic conditions. The baseline forecast at December 31, 2024 assumes the Federal Reserve Board will cut the policy rate twice in 2025, the CPI rising 2.9% in 2025, GDP ending the fourth quarter of 2025 at 1.7%, and the unemployment rate ending the fourth quarter of 2025 at 4.1%.

One of the most significant judgments influencing the ACL is the external macroeconomic forecasts. Changes in the economic forecasts could significantly affect the estimated credit losses which could potentially lead to materially different allowance levels from one reporting period to the next.

To illustrate a hypothetical sensitivity analysis, management calculated a quantitative allowance using a 100% weighting applied to an adverse scenario. This scenario contemplates elevated interest rates weakening credit-sensitive consumer spending, growing concerns about the impact of potential tariffs, and deepening fiscal disputes in Congress causing further sentiment decline. Increased geopolitical tensions between China and Taiwan briefly impact the supply chain for semiconductors and the threat of a wider conflict causes consumer confidence to fall. Additionally, the Russian invasion of Ukraine lasts longer than in the baseline scenario and concerns increase around the current conflict in the Middle East leading to a broader war in the region. The combination of still elevated interest rates, political tensions, and tightening lending standards cause the economy to fall into a recession in the first quarter of 2025. Despite the recession, rising inflation causes the Federal Reserve to reverse course and raise the federal funds rate further before resuming rate cuts in the third quarter as the recession persists, resulting in a fed funds rate below the baseline forecast. Under this scenario, as an example, the unemployment rate increases from baseline levels and remains elevated for an extended period. The estimated unemployment rate in this scenario reaches 8.2% at the end of 2025, approximately 4.1% higher than the baseline scenario projection.

To demonstrate the sensitivity to key economic parameters, management calculated the difference between a 100% baseline weighting and a 100% adverse scenario weighting for quantitative modeled results. This scenario would result in an incremental quantitative impact to the ACL of approximately $33.5 million at December 31, 2024. This resulting difference is not intended to represent an expected increase in ACL levels since (i) the Company may use a weighted approach applied to multiple economic scenarios for its ACL process, (ii) the highly uncertain economic environment, and (iii) the sensitivity analysis does not account for any qualitative adjustments incorporated by the Company as part of its overall ACL framework.

Other Considerations

While management utilizes its best judgment and information available, the ultimate adequacy of our ACL is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, and changes in interest rates. See Note 1. Organization and Summary of Significant Accounting Policies and Note 3. Loans and Leases Held for Investment and Credit Quality in the notes to consolidated financial statements for further details of the factors considered by the Company in estimating the necessary level of the ACL.

Non-GAAP Measures

Some of the financial measures included in our selected historical consolidated financial data and elsewhere in this Report are not measures of financial performance recognized by GAAP. These non-GAAP financial measures are: "tangible shareholders' equity;" "tangible assets;" "tangible shareholders' equity to tangible assets;" "tangible book value per share;" and "efficiency ratio." Management uses these non-GAAP financial measures in its analysis of the Company's performance.

- "Tangible shareholders' equity" is total shareholders' equity less goodwill and other intangible assets. Management has not considered loan servicing rights as an intangible asset for purposes of this calculation.

- "Tangible assets" is total assets less goodwill and other intangible assets. Management has not considered loan servicing rights as an intangible asset for purposes of this calculation.

- "Tangible shareholders' equity to tangible assets" is defined as the ratio of shareholders' equity less goodwill and other intangible assets, divided by total assets less goodwill and other intangible assets. Management believes this measure is important because it shows relative changes from period to period in equity and total assets, each exclusive of changes in intangible assets. Management has not considered loan servicing rights as an intangible asset for purposes of this calculation.

- "Tangible book value per share" is defined as total equity reduced by goodwill and other intangible assets divided by total common shares outstanding. Management believes this measure is important because it shows changes from period to period in book value per share exclusive of changes in intangible assets. Management has not considered loan servicing rights as an intangible asset for purposes of this calculation.

- "Efficiency ratio" is defined as total noninterest expense divided by the sum of net interest income and noninterest income. Management believes this measure is important as an indicator of productivity because it shows the amount of noninterest expense that was required to generate a dollar of revenue. While the efficiency ratio is a measure of productivity, its value reflects the unique attributes of the "high-touch business model" the Company employs.

The Company believes these non-GAAP financial measures provide useful information to management and investors that is supplementary to the financial condition, results of operations and cash flows computed in accordance with GAAP; however, the Company acknowledges that non-GAAP financial measures have a number of limitations. As such, you should not view these measures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following table provides a reconciliation of these non-GAAP financial measures to the most closely related GAAP measure.

	Years Ended December 31,		
	2024	2023	2022
Total shareholders' equity	$ 1,003,496	$ 902,666	$ 811,033
Less:			
Goodwill	1,797	1,797	1,797
Other intangible assets	1,568	1,721	1,873
Tangible shareholders' equity (a)	$ 1,000,131	$ 899,148	$ 807,363
Shares outstanding (c)	45,359,425	44,617,673	44,061,244
Total assets	$ 12,943,380	$ 11,271,423	$ 9,855,498
Less:			
Goodwill	1,797	1,797	1,797
Other intangible assets	1,568	1,721	1,873
Tangible assets (b)	$ 12,940,015	$ 11,267,905	$ 9,851,828
Tangible shareholders' equity to tangible assets (a/b)	7.73%	7.98%	8.20%
Tangible book value per share (a/c)	$ 22.05	$ 20.15	$ 18.32
Efficiency ratio:			
Noninterest expense (d)	$ 314,239	$ 322,885	$ 314,226
Net interest income	375,905	345,305	327,501
Noninterest income	123,781	111,733	237,992
Adjusted operating revenue (e)	$ 499,686	$ 457,038	$ 565,493
Efficiency ratio (d/e)	62.89%	70.65%	55.57%

Item 7A. **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

Interest rate risk is a significant market risk and can result from timing and volume differences in the repricing of rate-sensitive assets and liabilities, widening or tightening of credit spreads, changes in the general level of market interest rates and changes in the shape and level of market yield curves. The Company manages the interest rate sensitivity of interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Management of interest rate risk is carried out primarily through strategies involving available-for-sale securities, loan and lease portfolio, and available funding sources.

The Company has an Asset/Liability Committee to communicate, coordinate and control all aspects involving interest rate risk management. The Asset/Liability Committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals. Adherence to relevant policies is monitored on an ongoing basis by the Asset/Liability Committee.

The Company has a total cumulative gap in interest-earning assets and interest-bearing liabilities of 4.9% as of December 31, 2024, indicating that, overall, assets will reprice before liabilities during the expected life of the instruments. Cumulative gap is a useful measure to monitor balance sheet match-funding, yet economic value of equity and net interest income simulations, discussed below, are more useful in understanding potential impacts to earnings from a change in interest rates. As of December 31, 2023, the Company had a cumulative gap in interest-earning assets and interest-bearing liabilities of 5.0%, indicating that, overall, assets will reprice before liabilities during the expected life of the instruments.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The Company analyzes interest rate sensitivity position to manage the risk associated with interest rate movements through the use of two simulation models: economic value of equity ("EVE") and net interest income ("NII") simulations. The EVE simulation provides a long-term view of interest rate risk because it analyzes all of the Company's future cash flows. EVE is defined as the present value of the Company's assets, less the present value of its liabilities, adjusted for any off-balance sheet items. The results show a theoretical change in the economic value of shareholders' equity as interest rates change. The NII simulation provides a short-term view of interest rate risk over a 12-month and 24-month time horizon. NII simulations are prepared by calculating net interest income in a scenario where interest rates do not change (base case) and then recalculated in scenarios with higher and lower interest rates. The results of each variation are compared against the base case scenario to determine the potential change in earnings.

EVE and NII simulations are completed routinely and presented to the Asset/Liability Committee. The simulations provide an estimate of the impact of changes in interest rates on equity and net interest income under a range of assumptions, under instantaneous parallel interest rate shocks assuming a static balance sheet. The numerous assumptions used in the simulation process are provided to the Asset/Liability Committee on at least an annual basis. Changes to these assumptions can significantly affect the results of the simulation. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates. The simulation analysis incorporates management's current assessment of the risk that pricing margins will change adversely over time due to competition or other factors.

The table below sets forth an approximation of the Company's NII sensitivity exposure for the 12-month periods ending December 31, 2025 and 2026 and the Company's EVE sensitivity at December 31, 2024 under instantaneous parallel interest rate shocks assuming a static balance sheet. The simulation uses projected repricing of assets and liabilities at December 31, 2024 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Critical model assumptions such as loan and investment prepayment rates, deposit decay rates, deposit betas and lags and assumed replacement pricing can have a significant impact on interest income simulation. A static balance sheet is maintained to remove volume considerations and to place the focal point on the rate sensitivity of the Company's balance sheet. While management believes such assumptions to be reasonable, approximate actual future activity may differ from the results shown below as it will include growth considerations and management actions to mitigate the impacts of changing interest rates on the balance sheet's earnings profile.

Basis Point ("bp") Change in Interest Rates	Estimated Increase/Decrease in Net Interest Income		Estimated Percentage Change in EVE
	12 Months Ending December 31, 2025	12 Months Ending December 31, 2026	As of December 31, 2024
+300	10.3	6.8	(10.0)
+200	7.0	4.6	(6.2)
+100	3.5	2.3	(2.7)
-100	(3.2)	(2.1)	1.0
-200	(5.4)	(3.5)	0.9
-300	(6.6)	(4.3)	1.0

Rates are increased instantaneously at the beginning of the projection. Under this instantaneous parallel interest rate shock, with a static balance sheet NII simulation, the Company is moderately asset sensitive in the initial year, as the Company's large variable rate loan portfolio reprices the full amount of the assumed change in interest rates, while the large retail savings and short-term retail certificates of deposits portfolio will reprice with an assumed beta. The Company is slightly asset sensitive in the second year of the projection due to interest rates increasing or decreasing for the full year, the Company's loan portfolio continuing to reprice, and also due to the other assumptions used in the analysis as noted previously. Interest rates do not normally move all at once or evenly over time, but management believes that the analysis is useful to understanding the potential direction and magnitude of net interest income changes due to changing interest rates.

The EVE analysis shows that the Company would theoretically lose market value in a rising rate environment. This is largely driven by the Company's longer asset duration, primarily consisting of investments and loans, versus the shorter duration of its funding portfolio, primarily consisting of retail savings and short-term retail certificates of deposits.

The NII and EVE simulation analysis shown above is only an estimate of interest rate risk exposure at a particular point in time without growth considerations. The Company regularly models various forecasted rate projections with non-parallel shifts that are reflective of potential current rate environment outcomes using the Company's assumed growth projections. Under these scenarios, the Company's interest rate risk profile may increase in asset sensitivity, decrease in asset sensitivity, or depending on the scenario and timing of anticipated rate changes, may transition to a liability sensitive interest rate risk profile. Regular, robust modeling of various interest rate outcomes allows the Company to properly assess and manage potential risks from various rate shifts.

Item 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Live Oak Bancshares, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Live Oak Bancshares, Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statement of income, comprehensive income, shareholders' equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2025 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses evaluated on a collective basis

As discussed in Notes 1 and 3 to the consolidated financial statements, as of December 31, 2024, the Company had an allowance for credit losses on loans and leases (ACL) of $167.5 million of which a substantial portion is related to the allowance for credit losses on loans and leases on a collective basis (the collective ACL). The collective ACL on loans and leases is estimated using models that incorporate relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The Company's historical credit loss experience provides the basis for the estimation of expected credit losses. The ACL is measured on a pooled basis using a quantitative modeling process when similar risk characteristics are present in the portfolio. The Company has identified pools based on industry or market segment, and whether the receivable is secured by real estate or another form of collateral. Expected credit losses for pooled loans and leases are estimated using a discounted cash flow (DCF) methodology for each loan and lease which incorporates measurements of probability of default (PD), loss given default (LGD), prepayments, the estimated outstanding exposure at default (EAD), and the effective interest rate (EIR). PD rates are calculated using the number of defaults divided by the number of loans available to default for 1-year observation periods over the lifetime of data available for a certain pool. LGD rates are calculated by dividing the lifetime net charge-offs for each pool by the pool's EAD. PD and LGD rates are adjusted for forecasted national unemployment rates during a reasonable and supportable forecast period, using a single macroeconomic scenario. The Company has determined that four quarters represents a reasonable and supportable forecast period and adjusted loss rates revert back to historical loss rates over four quarters on a straight-line basis. Expected credit losses are estimated over the contractual term of the loan or lease, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions and renewals unless the extension or renewal options are included in the contract at the reporting date and are not unconditionally cancellable by the Company. The Company considers a variety of qualitative factors to reflect its current judgment of various events and risks that are not measured within the quantitative modeling. The qualitative framework is further informed by multiple alternative economic scenarios, as deemed applicable, to arrive at a scenario or a composite of scenarios supporting the period- end ACL balance. The evaluation of such factors is inherently imprecise and subjective as it requires management judgment based on underlying factors that are susceptible to changes.

We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant complexity, subjectivity and measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methods and models used to estimate the PD and LGD and their significant assumptions. Such significant assumptions include the selection of forecasted national unemployment rates as the sole economic variable. The assessment also included the evaluation of the qualitative framework, including the incorporation of the multiple alternative economic scenarios, and judgmental management adjustments. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL including controls related to the:

- development and continued appropriateness of the collective ACL methodology, including the qualitative framework

- continued use and appropriateness of the PD and LGD models, including the significant assumptions used in the PD and LGD models

- selection of forecasted national unemployment rates as the sole economic variable

- performance monitoring of the PD and LGD models

- determination of the judgmental management adjustments

- analysis of the collective ACL results, trends, and ratios.

We evaluated the Company's process to develop the collective ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

- assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic variable by comparing them to the Company's business environment and relevant industry practices

- evaluating the development of the qualitative framework and the effect of the resulting judgmental management adjustments on the collective ACL compared with relevant credit risk factors and consistency with credit trends associated with the Company's portfolio

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices

- potential bias in the accounting estimate

/s/ KPMG LLP

We have served as the Company's auditor since 2024.

Charlotte, North Carolina
March 18, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Live Oak Bancshares, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Live Oak Bancshares, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2024, the related consolidated statement of income, comprehensive income, shareholders' equity, and cash flows for the year then ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 18, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the following has been identified and included in management's assessment.

- The Company did not sufficiently maintain effective control activities related to the loan review process primarily due to insufficient oversight, inadequate training of employees, lack of effective risk assessment, and ineffective monitoring activities. The ineffective controls impacted the Company's ability to timely identify risk rating downgrades and the related impact to the allowance for credit losses ("ACL") on loans and leases and related disclosures.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Charlotte, North Carolina
March 18, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Live Oak Bancshares, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Live Oak Bancshares, Inc. (the "Company") as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments to the 2023 and 2022 consolidated financial statements to retrospectively apply the changes in accounting for business segments, as described in Note 1 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We served as the Company's auditor from 2010 to 2024.

Greenville, North Carolina
February 22, 2024 (except as to the changes in the reporting of the Company's business segments discussed in Note 1, as to which the date is March 18, 2025)

Live Oak Bancshares, Inc.
Consolidated Balance Sheets
(Dollars in thousands)

	December 31, 2024	December 31, 2023
Assets		
Cash and due from banks	$ 608,800	$ 582,540
Certificate of deposit with other banks	250	250
Investment securities available-for-sale	1,248,203	1,126,160
Loans held for sale	346,002	387,037
Loans and leases held for investment (includes $328,746 and $388,036 measured at fair value, respectively)	10,233,374	8,633,847
Allowance for credit losses on loans and leases	(167,516)	(125,840)
Net loans and leases	10,065,858	8,508,007
Premises and equipment, net	264,059	257,881
Foreclosed assets	1,944	6,481
Servicing assets (includes $55,788 and $48,186 measured at fair value, respectively)	56,144	48,591
Other assets	352,120	354,476
Total assets	$ 12,943,380	$ 11,271,423
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 318,890	$ 259,270
Interest-bearing	11,441,604	10,015,749
Total deposits	11,760,494	10,275,019
Borrowings	112,820	23,354
Other liabilities	66,570	70,384
Total liabilities	11,939,884	10,368,757
Shareholders' equity		
Preferred stock, no par value, 1,000,000 authorized, none issued or outstanding at December 31, 2024 and December 31, 2023	—	—
Class A common stock, no par value, 100,000,000 shares authorized, 45,359,425 and 44,617,673, shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	365,607	344,568
Class B common stock, no par value, 10,000,000 shares authorized, none issued or outstanding at December 31, 2024 and December 31, 2023	—	—
Retained earnings	715,767	642,817
Accumulated other comprehensive loss	(82,344)	(84,719)
Total shareholders' equity attributed to Live Oak Bancshares, Inc.	999,030	902,666
Non-controlling interest	4,466	—
Total shareholders' equity	1,003,496	902,666
Total liabilities and shareholders' equity	$ 12,943,380	$ 11,271,423

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share data)

		Years Ended December 31,				
		2024		**2023**		**2022**
Interest income						
Loans and fees on loans	$	744,841	$	623,667	$	418,545
Investment securities, taxable		38,413		33,497		19,667
Other interest earning assets		29,118		31,111		6,261
Total interest income		812,372		688,275		444,473
Interest expense						
Deposits		430,887		340,207		115,035
Borrowings		5,580		2,763		1,937
Total interest expense		436,467		342,970		116,972
Net interest income		375,905		345,305		327,501
Provision for credit losses		96,212		51,323		40,943
Net interest income after provision for credit losses		279,693		293,982		286,558
Noninterest income						
Loan servicing revenue		31,535		27,399		25,359
Loan servicing asset revaluation		(12,155)		4,886		(16,577)
Net gains on sales of loans		60,899		46,545		43,244
Net gain (loss) on loans accounted for under the fair value option		2,403		(3,539)		1,046
Equity method investments (loss) income		(10,921)		(5,994)		144,250
Equity security investments gains (losses), net		553		(969)		3,355
Lease income		9,756		10,007		10,084
Management fee income		7,658		13,324		10,090
Other noninterest income		34,053		20,074		17,141
Total noninterest income		123,781		111,733		237,992
Noninterest expense						
Salaries and employee benefits		183,268		175,052		170,822
Travel expense		9,738		8,922		8,499
Professional services expense		11,023		7,737		11,737
Advertising and marketing expense		11,148		12,559		10,543
Occupancy expense		10,000		8,490		11,088
Technology expense		34,206		31,858		28,434
Equipment expense		13,826		14,997		15,120
Other loan origination and maintenance expense		17,254		14,804		13,168
Renewable energy tax credit investment impairment		530		14,644		16,217
FDIC insurance		10,835		16,670		9,756
Contributions and donations		—		—		6,462
Other expense		12,411		17,152		12,380
Total noninterest expense		314,239		322,885		314,226
Income before taxes		89,235		82,830		210,324
Income tax expense		11,818		8,932		34,116
Net income		77,417		73,898		176,208
Net loss attributable to non-controlling interest		57		—		—
Net income attributable to Live Oak Bancshares, Inc.	$	77,474	$	73,898	$	176,208
Basic earnings per share	$	1.72	$	1.67	$	4.02
Diluted earnings per share	$	1.69	$	1.64	$	3.92

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.
Consolidated Statements of Comprehensive Income
(Dollars in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 77,417	$ 73,898	$ 176,208
Other comprehensive income (loss) before tax:			
Net unrealized gain (loss) on investment securities available-for-sale during the period	3,125	9,999	(124,032)
Reclassification adjustment for gain on sale of securities available- for-sale included in net income	—	—	—
Other comprehensive income (loss) before tax	3,125	9,999	(124,032)
Income tax (expense) benefit	(750)	(2,400)	29,768
Other comprehensive income (loss), net of tax	2,375	7,599	(94,264)
Total comprehensive income	79,792	81,497	81,944
Comprehensive loss attributable to non-controlling interest	57	—	—
Total comprehensive income attributable to Live Oak Bancshares, Inc.	$ 79,849	$ 81,497	$ 81,944

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Dollars in thousands, except per share data)

	Common stock Shares Class A	Class B	Amount	Retained earnings	Accumulated other comprehensive income (loss)	Non-Controlling Interest	Total equity
Balance at December 31, 2021	43,494,046	125,024	$ 312,294	$ 400,893	$ 1,946	$ —	$ 715,133
Net income	—	—	—	176,208	—	—	176,208
Other comprehensive loss	—	—	—	—	(94,264)	—	(94,264)
Issuance of restricted stock	211,235	—	—	—	—	—	—
Tax withholding related to vesting of restricted stock and other	—	—	(4,972)	—	—	—	(4,972)
Employee stock purchase program	29,383	—	1,067	—	—	—	1,067
Non-voting common stock converted to voting common stock in private sale	125,024	(125,024)	—	—	—	—	—
Stock option exercises	201,556	—	2,118	—	—	—	2,118
Stock option compensation expense	—	—	942	—	—	—	942
Restricted stock compensation expense	—	—	19,405	—	—	—	19,405
Transfer from retained earnings to other assets for pro rata portion of equity method investee stock compensation expense	—	—	—	662	—	—	662
Cash dividends ($0.12 per share)	—	—	—	(5,266)	—	—	(5,266)
Balance at December 31, 2022	44,061,244	—	$ 330,854	$ 572,497	$ (92,318)	$ —	$ 811,033
Net income	—	—	—	73,898	—	—	73,898
Other comprehensive income	—	—	—	—	7,599	—	7,599
Issuance of restricted stock	373,616	—	—	—	—	—	—
Tax withholding related to vesting of restricted stock and other	—	—	(6,725)	—	—	—	(6,725)
Employee stock purchase program	59,074	—	1,396	—	—	—	1,396
Stock option exercises	123,739	—	1,168	—	—	—	1,168
Stock option compensation expense	—	—	272	—	—	—	272
Restricted stock compensation expense	—	—	17,603	—	—	—	17,603
Adoption of ASU 2022-02	—	—	—	676	—	—	676
Transfer from retained earnings to other assets for pro rata portion of equity method investee stock compensation expense	—	—	—	1,072	—	—	1,072
Cash dividends ($0.12 per share)	—	—	—	(5,326)	—	—	(5,326)
Balance at December 31, 2023	44,617,673	—	$ 344,568	$ 642,817	$ (84,719)	$ —	$ 902,666
Net income (loss)	—	—	—	77,474	—	(57)	77,417
Other comprehensive income	—	—	—	—	2,375	—	2,375
Issuance of restricted stock	399,806	—	—	—	—	—	—
Tax withholding related to vesting of restricted stock and other	—	—	(8,926)	—	—	—	(8,926)
Employee stock purchase program	34,930	—	1,449	—	—	—	1,449
Stock option exercises	307,016	—	2,311	—	—	—	2,311
Restricted stock compensation expense	—	—	26,205	—	—	—	26,205
Transfer from retained earnings to other assets for pro rata portion of equity method investee stock compensation expense	—	—	—	881	—	—	881
Contributions of non-controlling interest	—	—	—	—	—	4,523	4,523
Cash dividends ($0.12 per share)	—	—	—	(5,405)	—	—	(5,405)
Balance at December 31, 2024	45,359,425	—	$ 365,607	$ 715,767	$ (82,344)	$ 4,466	$ 1,003,496

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income	$ 77,417	$ 73,898	$ 176,208
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	23,282	21,271	20,779
Provision for credit losses	96,212	51,323	40,943
(Accretion) amortization of (discount) premium on securities, net of accretion	(721)	8	3,420
Deferred tax (benefit) expense	(11,420)	(22,161)	27,129
Originations of loans held for sale	(1,037,474)	(877,083)	(1,042,061)
Proceeds from sales of loans held for sale	1,431,261	1,362,803	1,067,758
Net gains on sale of loans held for sale	(60,899)	(46,545)	(43,244)
Net (gain) loss on impairment and sale of foreclosed assets	(249)	751	(24)
Net (gain) loss on loans accounted for under fair value option	(2,403)	3,539	(1,046)
Net change in servicing assets	(7,553)	(22,268)	7,251
Net gain on sale or disposal of long lived asset	(9,079)	(4,411)	—
Net loss on disposal of premises and equipment	113	377	31
Impairment on premises and equipment, net	—	499	—
Equity method investments loss (income)	10,921	5,994	(144,250)
Equity security investments (gains) losses, net	(553)	969	(3,355)
Gain on equity warrant assets	(5,962)	—	—
Renewable energy tax credit investment impairment	530	14,644	16,217
Stock option compensation expense	—	272	942
Restricted stock compensation expense	26,205	17,603	19,405
Stock based compensation excess tax benefit (deficiency)	1,085	(1,004)	531
Business combination contingent consideration fair value adjustment	(125)	125	(86)
Lease right-of-use assets and liabilities, net	150	(59)	232
Changes in assets and liabilities:			
Other assets	(12,284)	35,556	(15,889)
Other liabilities	18,014	3,970	(6,406)
Net cash provided by operating activities	536,468	620,071	124,485
Cash flows from investing activities			
Purchases of investment securities available-for-sale	(269,631)	(215,595)	(397,346)
Proceeds from sales, maturities, calls, and principal paydowns of investment securities available-for-sale	151,435	114,145	161,227
Proceeds from SBA reimbursement/sale of foreclosed assets, net	8,322	—	1,837
Maturities of certificates of deposit with other banks	—	3,750	750
Purchases of loans previously sold	(116,903)	(51,172)	(16,765)
Loan and lease originations and principal collections, net	(1,835,442)	(1,574,912)	(1,252,106)
Proceeds from sale of long lived asset	43,598	18,588	—
Purchases of equity security investments	(7,020)	(3,390)	(9,283)
Purchases of equity method investments	(8,458)	(27,209)	(35,955)
Proceeds from sale of equity security investments	1,901	—	625
Proceeds from sale of equity method investments	1,361	7,612	148,423
Proceeds from sale of premises and equipment	1,043	100	—
Purchases of premises and equipment, net	(49,307)	(46,839)	(43,751)
Net cash used by investing activities	(2,079,101)	(1,774,922)	(1,442,344)

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.
Consolidated Statements of Cash Flows (Continued)
(Dollars in thousands)

		Years Ended December 31,				
		2024		**2023**		**2022**
Cash flows from financing activities						
Net increase in deposits	$	1,485,475	$	1,390,091	$	1,772,884
Proceeds from borrowings		99,703		2,906,071		62,096
Repayment of borrowings		(10,237)		(2,965,920)		(297,182)
Stock option exercises		2,311		1,168		2,118
Employee stock purchase program		1,449		1,396		1,067
Withholding cash issued in lieu of restricted stock and other		(8,926)		(6,725)		(4,972)
Contributions of non-controlling interest		4,523		—		—
Shareholder dividend distributions		(5,405)		(5,326)		(5,266)
Net cash provided by financing activities		1,568,893		1,320,755		1,530,745
Net increase in cash and cash equivalents		26,260		165,904		212,886
Cash and cash equivalents, beginning		582,540		416,636		203,750
Cash and cash equivalents, ending	$	608,800	$	582,540	$	416,636
Supplemental disclosure of cash flow information						
Interest paid	$	436,847	$	342,766	$	117,516
Income tax paid, net		38,907		5,303		24,708
Supplemental disclosures of noncash operating, investing, and financing activities						
Unrealized holding gains (losses) on investment securities available-for-sale, net of taxes	$	2,375	$	7,599	$	(94,264)
Transfers from loans and leases to foreclosed real estate and other repossessions or SBA receivable		16,676		39,901		18,496
Net transfers between foreclosed real estate and SBA receivable		497		—		(15)
Transfer asset from premises and equipment, net to held for sale assets		18,540		30,154		—
Transfer of loans held for sale to loans and leases held for investment		168,303		275,408		930,612
Transfer of loans and leases held for investment to loans held for sale		475,567		617,189		468,042
Transfer from retained earnings to other assets for pro rata portion of equity method investee stock compensation expense		881		1,072		662
Equity method investment commitments		(18,358)		7,715		17,022
Equity security investment commitments		(583)		—		394
Change related to accounting change for ASU 2022-02		—		676		—

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Live Oak Bancshares, Inc. (collectively with its subsidiaries including Live Oak Banking Company, the "Company") is a bank holding company headquartered in Wilmington, North Carolina incorporated under the laws of North Carolina in December 2008. The Company conducts business operations primarily through its commercial bank subsidiary, Live Oak Banking Company (the "Bank"). The Bank was organized and incorporated under the laws of the State of North Carolina on February 25, 2008 and commenced operations on May 12, 2008. The Bank has satellite sales offices across the United States. The Bank specializes in providing lending and deposit related services to small businesses nationwide. A significant portion of the loans originated by the Bank are partially guaranteed by the Small Business Administration ("SBA") under the 7(a) Loan Program and the U.S. Department of Agriculture's ("USDA") Rural Energy for America Program ("REAP"), Water and Environmental Program ("WEP"), Business & Industry ("B&I") and Community Facilities loan programs. These loans are to small businesses and professionals with what the Bank believes are lower risk characteristics. Industries, or "verticals," on which the Bank focuses its lending efforts are carefully selected. The Bank also lends more broadly to select borrowers outside of those verticals.

As of December 31, 2024, the Company's wholly owned material subsidiaries were the Bank, Government Loan Solutions ("GLS"), Live Oak Grove, LLC ("Grove") and Live Oak Ventures, Inc. ("Live Oak Ventures"). GLS is a management and technology consulting firm that advises and offers solutions and services to participants in the government guaranteed lending sector. GLS primarily provides services in connection with the settlement, accounting, and securitization processes for government guaranteed loans, including loans originated under the SBA 7(a) loan programs and USDA guaranteed loans. The Grove provides Company employees and business visitors with on-site dining at the Company's Wilmington, North Carolina headquarters. Live Oak Ventures' purpose is investing in businesses that align with the Company's strategic initiative to be a leader in financial technology. Canapi Advisors, LLC ("Canapi Advisors") was a wholly owned subsidiary providing investment advisory services to a series of funds (the "Canapi Funds") focused on providing venture capital to new and emerging financial technology companies. During the third quarter of 2024, the Canapi Funds were restructured and Canapi Advisors voluntarily withdrew as an investment advisor to the funds. Canapi Advisors was subsequently dissolved in the fourth quarter of 2024. As of December 31, 2024, Live Oak Ventures consolidated its investment in Synply, Inc. as a result of its controlling interest in that entity. Synply is a cloud-based technology platform designed to simplify the loan syndication process for financial institutions. The non-controlling interest in Synply is disclosed according to the Company's consolidation policy.

The Bank's wholly owned subsidiaries are Live Oak Number One, Inc., Live Oak Clean Energy Financing LLC ("LOCEF"), Live Oak Private Wealth, LLC ("Live Oak Private Wealth") and Tiburon Land Holdings, LLC ("TLH"). Live Oak Number One, Inc. holds properties foreclosed on by the Bank. LOCEF provides financing to entities for renewable energy applications. Live Oak Private Wealth provides high-net-worth individuals and families with strategic wealth and investment management services. During the first quarter of 2022, Jolley Asset Management, LLC ("JAM") was merged into Live Oak Private Wealth. JAM was previously a wholly owned subsidiary of Live Oak Private Wealth. TLH holds land adjacent to the Bank's headquarters consisting of wetlands and other protected property for the use and enjoyment of the Bank's employees and customers.

Basis of Presentation

Dollar amounts in all tables in the notes to consolidated financial statements have been presented in thousands, except percentage, time period, stock option, share and per share data. The accounting and reporting policies of the Company and the Bank follow United States generally accepted accounting principles ("GAAP") and general practices within the financial services industry. The following is a description of the significant accounting and reporting policies the Company follows in preparing and presenting its consolidated financial statements.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Consolidation Policy

The consolidated financial statements include the financial statements of the Company and its directly and indirectly wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity in a subsidiary not attributable, directly or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and the presentation of net income (loss) is modified to present the net income (loss) attributed to controlling and non-controlling interests.

The Company evaluates its relationships with other entities to identify whether they are a voting interest entity or variable interest entity ("VIE"). Voting interest entities are entities that generally (1) have sufficient equity to finance their activities and (2) provide the equity investors with power to make significant decisions relating to the entity's operations. A voting interest entity is consolidated if the Company holds majority voting rights.

The Company is considered to hold a controlling financial interest in a VIE when it is the primary beneficiary. A primary beneficiary has both (1) the power to direct the activities that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or right to receive benefits of a VIE that could potentially be significant to a VIE. The parties that make investment and investment decisions, or parties that can unilaterally remove those decision makers are deemed to have the power to direct the activities of a VIE. The Company considers all of its economic interests in the VIE when determining whether it has the obligation to absorb losses or the right to receive benefits from the VIE. For details on the Company's VIE investments refer to Note 2. Securities, "Variable Interest Entities."

Business Segment

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the President of Live Oak Bancshares, Inc. and the Bank. In determining the appropriateness of segment definition, the Company considers the components of the business about which financial information is available and components the chief operating decision maker regularly evaluates relative to resource allocation and performance assessment.

As of December 31, 2023, the Company disclosed two reportable operating segments: Banking and Fintech. Due to Canapi Advisors voluntarily withdrawing as an investment advisor to the Canapi Funds in the third quarter of 2024, the chief operating decision maker began evaluating the business on a consolidated basis. Therefore, the Company has one significant operating segment, which is providing a banking platform for small businesses nationwide. The banking platform generates revenue primarily from net interest income and secondarily through the origination and sale of government guaranteed loans. The chief operating decision maker assesses performance and decides how to allocate resources based on net income which is reported on the consolidated statements of income. The chief operating decision maker uses net income to evaluate income generated from total assets (return on assets) and profitability of the segment in relation to total shareholders' equity (return on equity). The measures of segment assets and equity are reported on the consolidated balance sheets as total assets and total shareholders' equity. Net income is also used to monitor budget versus actual results. All of these elements are used in assessing performance of the segment.

Significant segment expenses are reported on the consolidated statements of income.

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for credit losses is a material estimate that is particularly susceptible to significant change in the near term.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

During the first quarter of 2023, the Company refined its allowance for credit losses ("ACL") methodology for estimating probability of default ("PD") and loss given default ("LGD"). Additionally, the Company began using internally calculated prepayment rates based on its historical information. These changes, based on the continued maturity of internal data, resulted in a $1.5 million increase in the ACL in the first quarter of 2023.

The Company also refined its methodology for estimating its reserve on unfunded loan commitments by incorporating historical utilization rates on unused lines of credit and updating probability assumptions related to construction loan commitments. These changes resulted in a $2.4 million increase in the reserve on unfunded commitments in the first quarter of 2023.

During the third quarter of 2023, the Company changed the valuation techniques used to estimate the fair value of servicing rights and loans measured at fair value as a result of rising interest rates and their impacts on market conditions. The changes include aligning our net servicing income and loan fair value estimates with changes in forward interest rate curves. Loan fair value estimates were also revised to utilize market participant credit loss information. These revisions provide estimates that the Company believes are more representative of fair value while transitioning from unobservable inputs to those that are more observable. These estimate changes were implemented as of July 1, 2023 and resulted in an adjustment to increase the estimated value of the servicing asset by $13.7 million and loans measured at fair value by $1.3 million. This adjustment also increased noninterest income by a corresponding $15.0 million.

During the second quarter of 2024, the Company made enhancements to the qualitative framework of the allowance for credit losses. The enhanced framework leverages quantifiable credit risk metrics as well as current and forecasted economic conditions to determine possible portfolio outcomes that are not captured in quantitatively modeled results. The framework continues to consider risk factors which include, but are not limited to, changes in lending policies, economic and business conditions, nature and volume of portfolio, volume and severity of past due loans, value of underlying collateral, concentrations, and prepayment speeds. The result of these changes was not material.

These refinements have been accounted for as changes in accounting estimates under Financial Accounting Standards Board ("FASB") ASC 250, *Accounting Changes and Error Corrections*, with prospective application beginning in the period of change.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks" and "federal funds sold." Cash and cash equivalents have an initial maturity of three months or less.

Certificate of Deposit with other Banks

The certificate of deposit with other banks has a maturity of December 2025 and bears interest at a rate of 3.80%. All investments in certificates of deposit are with FDIC insured financial institutions and none exceed the maximum insurable amount of $250 thousand.

Investments

Debt Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities that may be sold prior to maturity are classified as available-for-sale and recorded at fair value. Unrealized gains and losses for available-for-sale investment securities, other than credit-related impairment losses, are excluded from earnings and reported in other comprehensive income. The Company's entire portfolio of debt securities is classified as available-for-sale for the periods presented.

Purchase premiums and discounts on debt securities are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sales of these securities are recorded on the trade date and are determined using the specific identification method.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

When debt securities are in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. Debt securities that do not meet the aforementioned criteria are evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected from the security is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income. Changes in the ACL are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Management has made the accounting policy election to exclude accrued interest receivable on available-for-sale debt securities from the estimate of credit losses. Securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Equity Investments

Equity investments are generally non-marketable investments and are included in the other assets line in the consolidated balance sheets. The Company generally accounts for equity investments either under the equity method or equity security accounting. Earnings impacts are reflected in the equity method investments (loss) income and equity security investments (losses) gains, net line items on the consolidated statements of income.

Investments in in-substance common stock through which there is significant influence but not control over the investee are accounted for under the equity method. The determination of whether the Company has significant influence over an investee requires judgement based on the facts and circumstances of each investment including, share type, level of ownership, power to control and legal structure. Significant influence is generally presumed to exist in privately held companies where the Company owns at least 20% of voting stock, or 5% interest in limited partnerships or limited liability companies. Qualitatively, significant influence can exist through the ability to influence the investee's operating and financial policies through board involvement or other influence. Under the equity method, the Company recognizes its proportionate share of the results of operations of the investee based on most current information available. In instances where cash distributions vary at different points and/or are not directly linked to the Company's ownership percentage, the investee's net income or loss is allocated using the hypothetical liquidation at book value ("HLBV") method.

Investments that do not qualify as in-substance common stock, or through which the Company is not able to exercise significant influence over the investee, are accounted for as equity securities, whereby investments are measured at fair value with changes in fair value recognized in net income, unless those investments have no readily determinable fair value. Investments without a readily determinable fair value are measured at cost minus impairment, if any, plus or minus changes in value resulting from observable price changes arising from orderly transactions. Management considers a range of factors when adjusting the fair value of these investments, including, but not limited to, the term and nature of the investment, market conditions, values for comparable securities, current and projected operating performance, exit strategies, financing transactions subsequent to the acquisition of the investment and a discount for certain investments that have lock-up restrictions or other features that indicate a discount to fair value is warranted.

For equity securities not accounted for at fair value, any impairment is recognized with the full charge recorded in earnings. To determine whether an equity security may be impaired, the Company considers various indicators of impairment, including, but not limited to (1) the financial condition and near-term prospects of the issuer, (2) adverse market conditions and (3) bona-fide offers to purchase an equity interest in the investee below the carrying amount.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Federal Home Loan Bank Stock

Membership in the Federal Home Loan Bank of Atlanta ("FHLB") requires ownership of FHLB stock. FHLB stock is restricted because it may only be sold to the FHLB and all sales must be at par. FHLB stock is carried at cost minus impairment, if any, and is recorded within other assets in the consolidated balance sheet. FHLB stock was $7.8 million and $6.8 million at December 31, 2024 and 2023, respectively.

Loans and Leases

Fair Value Option

Prior to 2021, management elected to account for the retained participating interests in government guaranteed loans under the fair value option. Those loans for which the fair value option were elected are measured at fair value and classified as either held for sale or held for investment, as outlined below. Not electing fair value generally results in a larger discount being recorded on the date of the sale. This discount is subsequently accreted into interest income over the underlying loan's remaining term using the effective interest method. Management made this change of election in alignment with its ongoing effort to reduce volatility and drive more predictable revenue. In accordance with accounting standards, any loans for which fair value was previously elected continue to be measured accordingly. Interest income is recognized in the same manner on loans reported at fair value as on non-fair value loans, except in regard to origination fees and costs which are recognized immediately upon fair value election. The changes in fair value of loans are reported in noninterest income. Fair value of loans includes adjustments for credit losses, market liquidity, and economic conditions.

Management estimates the fair value of loans accounted for under the fair value option using a discounted cash flow ("DCF") methodology. The estimate incorporates assumptions that market participants would use to estimate fair value of similar assets such as prepayment speeds, default and severity rates, and a discount rate. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Held for Sale

Management designates loans as held for sale based on its intent to sell loans, or portions of loans, in established secondary markets or to participant banks and credit unions. Salability requirements of government guaranteed portions include, but are not limited to, full disbursement of the loan commitment amount. Loans held for sale are carried at the lower of cost or fair value. Net unrealized losses, if any, on loans without a fair value election, are recognized through a valuation allowance and recorded as a charge to noninterest income. The cost basis of loans held for sale includes unamortized loan origination fees and costs. The pro-rata portion, based on the percent of the total loan sold, of the remaining deferred fees and costs are recognized as an adjustment to the gain on sale.

Transfers of loans, or portions of loans that meet the definition of a participating interest are accounted for as sales on the transaction settlement date when control has been surrendered. Control is deemed surrendered when the loans have been (1) legally isolated from the Company, (2) the transferee obtains the right to pledge or transfer the loans free of conditions that constrain it from using that right, and (3) the Company does not maintain effective control over the loans through a repurchase agreement or other means. If the transfer is accounted for as a sale, the loans are derecognized from the Company's consolidated balance sheet and a gain or loss is recognized in net gains on sales of loans line item on the consolidated statements of income. The gain on sale recognized in income is the sum of the premium on the guaranteed loan and the fair value of the servicing assets recognized, less the discount recorded on the unguaranteed portion of the loan retained. If the transfer does not satisfy the aforementioned control criteria, the transaction is recorded as a secured borrowing with the transferred loans remaining on the Company's consolidated balance sheet and proceeds recognized as a liability.

In accordance with SBA and USDA regulation, the Bank is required to retain 10% and 7.5% of the principal balance of any SBA 7(a) or USDA loan, respectively, comprised of unguaranteed dollars. With written consent from the SBA, the Bank may sell down to a 5% exposure comprised of unguaranteed dollars.

The Company occasionally transfers loans between the held for sale and held for investment classifications based on its intent and ability to hold or sell loans. Management's intent to sell may be impacted by secondary market conditions, loan credit quality, or other factors.

The following summarizes the activity pertaining to loans held for sale for the years ended December 31, 2024 and 2023:

	2024	2023
Balance at beginning of year	$ 387,037	$ 554,610
Originations	1,037,474	877,083
Proceeds from sale	(1,431,261)	(1,362,803)
Gain on sale of loans	60,899	46,545
Principal collections, net of deferred fees and costs	(15,411)	(70,179)
Non-cash transfers, net	307,264	341,781
Balance at end of period	$ 346,002	$ 387,037

Held for Investment

Loans and leases receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are classified as held for investment and generally reported at their outstanding principal amount, net of unearned income unless the fair value option has been elected. For such loans not carried at fair value, loan origination fees and direct origination costs are deferred and recognized as an adjustment of the loan yield using the interest method. Discounts and premiums on any purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Interest income on loans and leases is recognized as earned on a daily accrual basis at the applicable interest rate.

Loans and leases designated as held for investment include those identified as more beneficial to hold for the long term as well as the required retention amount defined by the SBA and USDA. Loans and leases held for investment also consist of certain guaranteed and unguaranteed credits including nonaccrual, non-marketable, and risk grade 50 or worse as defined by internal risk rating metrics.

Nonaccrual and Past Due Loans

Past due status of loans and leases is determined based on contractual terms. Loans and leases are placed in nonaccrual status and the accrual of interest is discontinued if they become 90 days delinquent or there is evidence that the borrower's ability to make the required payments is not probable. When interest accrual is discontinued, all unpaid accrued interest is reversed against current interest income. Loans and leases, or portions thereof, are charged off when deemed uncollectible.

Allowance for Credit Losses

The ACL is a valuation account that is deducted from the amortized cost basis of loans and leases to present a net amount expected to be collected. The ACL is not applicable to loans held for sale and loans accounted for under the fair value option. Loans and leases are charged-off against the ACL when management believes the uncollectibility of a loan or lease balance is confirmed. Expected recoveries, included in the ACL, do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company's ACL on loans and leases is estimated using models that incorporate relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The Company's historical credit loss experience provides the basis for the estimation of expected credit losses.

The ACL is measured on a pooled basis using a quantitative modeling process when similar risk characteristics are present in the portfolio. The Company has identified pools based on industry or market segment, and whether the receivable is secured by real estate or another form of collateral. Additional information related to the portfolio segments can be found in Note 3. Loans and Leases Held for Investment and Credit Quality. Expected credit losses for pooled loans and leases are estimated using a DCF methodology for each loan and lease which incorporates measurements of PD, LGD, prepayments, the estimated outstanding exposure at default ("EAD"), and the effective interest rate ("EIR"). PD rates are calculated using the number of defaults divided by the number of loans available to default for 1-year observation periods over the lifetime of data available for a certain pool. LGD rates are calculated by dividing the lifetime net charge-offs for each pool by the pool's EAD. PD and LGD rates are adjusted for forecasted national unemployment rates during a reasonable and supportable forecast period, using a single macroeconomic scenario. Management has determined that four quarters represents a reasonable and supportable forecast period and adjusted loss rates revert back to a historical loss rate over four quarters on a straight-line basis.

Expected credit losses are estimated over the contractual term of the loan or lease, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions and renewals unless the extension or renewal options are included in the contract at the reporting date and are not unconditionally cancellable by the Company.

The Company considers a variety of qualitative factors to reflect its current judgment of various events and risks that are not measured within the quantitative modeling, including lending policies and procedures, economic and business conditions, nature and volume of the loan and lease portfolio, experience of lending staff, volume and severity of credit risk metrics, quality of loan review, value of underlying collateral, loan and lease portfolio concentrations, and other external factors. The qualitative component of the ACL is further informed by multiple alternative economic scenarios, as deemed applicable, to arrive at a scenario or a composite of scenarios supporting the period-end ACL balance. The evaluation process is inherently imprecise and subjective as it requires management judgment based on underlying factors that are susceptible to changes.

In 2023, management adjusted historical loss information for differences in current risk characteristics that are not considered within the quantitative modeling processes but were relevant in assessing the expected credit losses within the loan and lease pools. These qualitative factor adjustments generally increased management's estimate of expected credit losses based upon the estimated level of risk. The various risk factors considered in qualitative adjustments included risk grading, delinquency levels, pool age, portfolio mix and growth rates, and the status of servicing efforts which may be impacted by natural disasters or health pandemics. This evaluation was inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Loans or leases that do not share risk characteristics are evaluated on an individual basis and are excluded from the pooled evaluation. This generally occurs when, based on current information and events, it is probable that the Company will be unable to collect all interest and principal payments due according to the originally contracted, or reasonably modified, terms of the loan or lease agreement. The Company has determined that loans and leases meeting the criteria defined below must be reviewed quarterly to determine if they should be evaluated for expected credit losses on an individual basis.

- All commercial loans and leases classified substandard or worse.

- Any loan or lease that is on nonaccrual.

- Prior to January 1, 2023, any loan or lease that was restructured with an interest rate concession and met the definition of a troubled debt restructuring ("TDR").

The Company estimates reserves on individually evaluated loans and leases using either a DCF methodology in conjunction with the evaluation of collateral values or strictly through the evaluation of collateral values.

Loan relationships which meet the criteria to be individually evaluated with unguaranteed exposure of less than $250 thousand are collectively evaluated using an average of loss rates applied to individually evaluated relationships with unguaranteed exposure between $250 thousand and $1.0 million.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Allowance for Off-Balance Sheet Credit Exposures

Expected credit losses on off-balance sheet credit exposures is estimated over the contractual period in which the Company is exposed to such losses. The estimate of off-balance sheet credit exposures includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated losses. The estimate is influenced by historical loss experience, adjusted for current risk characteristics, and economic forecasts. The balance of the allowance for off-balance sheet credit exposures was $13.6 million and $4.8 million at December 31, 2024 and 2023, respectively, and is recorded in other liabilities in the consolidated balance sheet. During the years ended December 31, 2024, 2023 and 2022, the Company recorded $8.8 million, $3.3 million and $794 thousand in expense related to the allowance for off-balance sheet credit exposures. Beginning in the second quarter of 2024, this expense was presented in the provision for credit losses. This expense was historically presented in other expense and that classification remains unchanged for prior periods.

Equipment Leasing

The Company may purchase new equipment for the purpose of leasing such equipment to customers within its verticals. Equipment purchased to fulfill commitments to commercial renewable energy projects is leased out under operating leases while leases of equipment outside of the renewable energy vertical are generally direct financing leases. Accordingly, leased assets under operating leases are included in premises and equipment while leased assets under direct financing leases are included in loans and leases held for investment in the consolidated balance sheet.

Direct Financing Leases

Interest income on direct financing leases is recognized when earned. Unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. The term of each lease is generally 3-7 years which is consistent with the useful life of the equipment with no residual value. The Company records expected credit losses on direct finance leases within the ACL.

Operating Leases

The term of each operating lease is generally 10 to 15 years. The Company retains ownership of the equipment and associated tax benefits such as investment tax credits and accelerated depreciation. At the end of the lease term, the lessee has the option to renew the lease for two additional terms or purchase the equipment at the then-current fair market value.

Rental revenue from operating leases is recognized on a straight-line basis over the term of the lease. Rental equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful life. The useful lives generally range from 20 to 25 years and residual values generally range from 20% to 50%, however, they are subject to periodic evaluation. Changes in useful lives or residual values will impact depreciation expense and any gain or loss from the sale of used equipment. The estimated useful lives and residual values of the Company's leasing equipment are based on industry disposal experience and the Company's expectations for future sale prices.

If the Company decides to sell or otherwise dispose of rental equipment, it is carried at the lower of cost or fair value less costs to sell or dispose. Repair and maintenance costs that do not extend the lives of the rental equipment are charged to direct operating expenses at the time the costs are incurred.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The Company evaluates the carrying value of rental equipment for impairment whenever events or circumstances have occurred that would indicate the carrying amount may not be fully recoverable. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value. The Company determines fair value based upon the condition of the rental equipment and the projected net cash flows from its rental and sale considering current market conditions. During the year ended December 31, 2023, the Company recognized impairment expense of $499 thousand related to rental equipment. No impairment expense was recorded during the years ended December 31, 2024 and 2022.

Premises and Equipment

All premises and equipment, excluding land, are carried at cost, less accumulated depreciation. Land is carried at cost. Additions and major replacements or improvements which extend useful lives of property or equipment are capitalized. Maintenance, repairs, and minor improvements are expensed as incurred. Upon retirement or other disposition of the assets, the cost and related depreciation are derecognized and any resulting gain or loss is reflected in income. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation is computed by the straight-line method over the following generally estimated useful lives:

	Years
Buildings	39
Transportation	5-10
Land improvements	10-15
Furniture and equipment	5-10
Hardware and software	3-5
Solar panels	20-25

Foreclosed Assets

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure, establishing a new cost basis. Any write down at the time of transfer to foreclosed assets is charged to the allowance for credit losses on loans and leases. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of the carrying amount or fair value, less cost to sell. Subsequent write downs are charged to other expense. Costs relating to improvement of the property are capitalized while holding costs of the property are charged to other loan origination and maintenance expense in the period incurred.

Servicing Assets

All sales of loans are executed on a servicing retained basis. The standard SBA loan sale agreement is structured to provide the Company with a "servicing spread" paid from a portion of the interest cash flow of the loan. SBA regulations require the Bank to retain a portion of the cash flow from the interest payments received for a sold loan. The SBA retention requirement is at least 100 basis points in servicing spread while the Company's standard USDA loan sale agreement specifies a servicing spread of 40 basis points. The portion of the servicing spread that exceeds adequate compensation for the servicing function is recognized as a servicing asset, while any that is less is considered a servicing liability. Industry practice recognizes adequate compensation for servicing SBA and USDA loans as 25 basis points.

Servicing assets related to SBA and USDA loan sales are recognized as separate assets measured at fair value when a loan is sold. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as adequate compensation for servicing, the discount rate, the custodial earnings rate, ancillary income, prepayment speeds and default rates and losses, with the prepayment speed and discount rate being the most sensitive assumptions. Servicing rights recognized through the sale of government guaranteed loans are carried at fair value as of the reporting date. Changes to fair value are reported in loan servicing asset revaluation in the consolidated statements of income. Servicing rights recognized through the sale of conventional loans are amortized over the period of estimated future net servicing life of the underlying assets and are evaluated quarterly for impairment by comparing the amortized cost to the estimated fair value. Servicing assets related to conventional commercial loans are carried at amortized cost.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

Derivative Financial Instruments

Equity Warrant Assets

In connection with negotiated credit facilities and certain other services, the Company may obtain equity warrant assets giving the Company the right to acquire stock in private companies in certain verticals. These assets are held for prospective investment gains and are not used to hedge any economic risks. Further, the Company does not use other derivative instruments to hedge economic risks stemming from equity warrant assets.

Equity warrant assets in certain private client companies are recorded as derivatives when they contain net settlement terms and other qualifying criteria. Equity warrant assets entitle the Company to purchase a specific number of shares of stock at a specific price within a specific time period, generally 10 years. Certain equity warrant assets contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events to prevent dilution of the Company's implied ownership represented by the warrants. Certain warrant agreements contain net share settlement provisions, which permit the receipt of, upon exercise, a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a "cashless" exercise). These equity warrant assets are recorded at fair value and are classified as derivative assets, a component of other assets, on the consolidated balance sheet at the time they are obtained.

The grant date fair values of equity warrant assets classified as derivatives received in connection with the issuance of a credit facility are deemed to be loan fees and recognized as an adjustment of loan yield through loan interest income. Similar to other loan fees, the yield adjustment related to grant date fair value of warrants is recognized over the life of that credit facility.

Any changes in fair value from the grant date fair value of equity warrant assets classified as derivatives are recognized as increases or decreases to other assets on the consolidated balance sheet and as net gains or losses on derivative instruments, in other noninterest income, a component of consolidated net income. When a portfolio company is acquired, the Company may exercise these equity warrant assets for shares or cash.

The fair value of equity warrant assets classified as derivatives is reviewed and updated quarterly using a Black-Scholes option pricing model.

For those equity warrant assets that do not contain net share settlement provisions, the Company considers these to be equity investments without readily determinable market values and records the asset at cost, subject to periodic impairment testing.

Goodwill and Intangible Assets

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the related reporting unit level. The goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; however, if the carrying value of the reporting unit exceeds its fair value, an impairment charge must be recorded. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

For intangible assets subject to amortization, the recoverability test is performed when a triggering event occurs and an impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets deemed to have indefinite useful lives are not subject to amortization. An impairment loss is recognized if the carrying value of the intangible asset with an indefinite life exceeds its fair value.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023, the Company had $1.8 million of goodwill. The carrying amounts and accumulated amortization of all intangible assets as of December 31, 2024 was $1.6 million and $726 thousand, respectively, while at December 31, 2023 the balances were $1.7 million and $573 thousand, respectively. Intangible assets are almost entirely comprised of customer relationships that are being amortized using the straight-line method over 15 years.

The Company had no impairment charges related to business combinations in 2024, 2023 or 2022.

Long-Lived Assets Impairment Evaluation

The Company evaluates the carrying value of long-lived assets for impairment whenever events or circumstances have occurred that would indicate the carrying amount may not be fully recoverable. A key element in determining the recoverability of long-lived assets is the Company's outlook as to the future market conditions. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value.

Long-Lived Assets Reclassified to Held for Sale

During 2024, the Company determined retention of an idle building and accompanying land adjacent to its main campus was not best suited to serve future expansion plans. As a result of this determination, the $18.5 million carrying amount of the building and land was considered held for sale, and reclassified from premises and equipment, net to other assets in the consolidated balance sheet. During the year, the building and land were sold for a gain of $2.4 million which is reflected in the 2024 consolidated statement of income in other noninterest income.

During 2023, the Company determined retention of two of its aircraft, was ineffective in serving the needs of an expanding nationwide customer base. As a result of this determination, the Company marketed the aircraft for sale and accordingly reclassified them from premises and equipment, net to other assets. The total amount reclassified out of premises and equipment, net was $30.2 million. Prior to December 31, 2023, one aircraft was sold for a $4.4 million gain and is reflected in the 2023 consolidated statement of income in other noninterest income with one aircraft remaining in other assets with a carrying amount of $16.0 million at December 31, 2023. During 2024, the Company sold the other aircraft for a gain of $6.7 million which is reflected in the 2024 consolidated statement of income in other noninterest income.

Common Stock

On June 11, 2014, the Company amended its Articles of Incorporation to create two classes of common stock. These two classes are identified as Class A and Class B or Voting Common Stock and Non-Voting Common Stock, respectively, in the accompanying consolidated balance sheet and statements of changes in shareholders' equity. Voting and Non-Voting Common Stock holders have identical rights and privileges, with the exception that Non-Voting Common shares have no voting power except in limited circumstances. Stock splits or dividends of Voting and Non-Voting Common Shares shall be in like stock (voting for voting and non-voting for non-voting). Any number of Non-Voting Common Stock may be converted to an equal number of Voting Common Stock at the option of the holder; provided that holder is not the initial transferee or an affiliate of initial transferee and other conditions are met.

During 2022, 125,024 shares of Class B common stock (non-voting) were converted to Class A common stock (voting) in connection with private sales. This conversion decreased the value of Class B common stock (non-voting) and increased the value of Class A common stock (voting) by $1.3 million.

Advertising Expense

Marketing costs are recognized in the month the event or advertisement takes place. These costs are included in advertising and marketing expense as presented in the consolidated statements of income.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The effect of a change in tax rates on deferred assets and liabilities is recognized in income taxes during the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount more likely than not to be realized. Realization of deferred tax assets is dependent upon the level of historical income, prudent and feasible tax planning strategies, reversals of deferred tax liabilities and estimates of future taxable income.

The Company uses the flow-through method of accounting for its solar investment tax credit investments, none of which qualify for proportional amortization. Under the flow-through method, investment tax credits are recognized as a reduction to income tax expense immediately in the period that the credit is generated, to the extent permitted by tax law. In accounting for any temporary difference that arise, the Company has elected the income statement method whereby deferred taxes are adjusted through income tax expense.

The Company evaluates uncertain tax positions at the end of each reporting period. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Interest and/or penalties related to income taxes are reported as a component of income tax expense.

Comprehensive Income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investment by and distributions to shareholders. The only components of other comprehensive income consist of realized and unrealized gains and losses related to investment securities available-for-sale.

Stock Compensation Plans

The Company recognizes compensation cost based on the fair value of the equity instruments issued. The expense measures the cost of employee services received in exchange for stock options and restricted stock based on the grant-date fair value of the award and recognizes the cost over the vesting period for all awards within an individual grant, including ones with graded vesting features. The fair value of restricted stock awards or units with a market price condition and implied service period are calculated using the Monte Carlo Simulation method. The impact of forfeitures on stock-based compensation expense is recognized as forfeitures occur. See Note 12. Benefit Plans for further discussion and detail.

Fair Value of Financial Instruments

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established per GAAP which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 10. Fair Value of Financial Instruments for further discussion and detail.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Earnings Per Share

Basic and diluted earnings per share are computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share reflects the potential dilution that could occur, upon the exercise of stock options or upon the vesting of restricted stock grants, any of which would result in the issuance of common stock that would then share in the net income of the Company.

	December 31,					
	2024		**2023**		**2022**	
Basic earnings per share:						
Net income attributable to Live Oak Bancshares, Inc.	$	77,474	$	73,898	$	176,208
Weighted-average basic shares outstanding		45,009,567		44,353,708		43,862,291
Basic earnings per share	$	1.72	$	1.67	$	4.02
Diluted earnings per share:						
Net income attributable to Live Oak Bancshares, Inc., for diluted earnings per share	$	77,474	$	73,898	$	176,208
Total weighted-average basic shares outstanding		45,009,567		44,353,708		43,862,291
Add effect of dilutive stock options and restricted stock grants		810,754		741,171		1,044,019
Total weighted-average diluted shares outstanding		45,820,321		45,094,879		44,906,310
Diluted earnings per share	$	1.69	$	1.64	$	3.92
Anti-dilutive stock options and restricted stock grants		494,481		1,233,230		1,413,738

Revenue Recognition

The Company offers various services to customers that generate revenue. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less. As of December 31, 2024, 2023 and 2022, remaining performance obligations consisted primarily of service based revenues for contracts with an original expected length of two years or less.

Service based revenues are included in other noninterest income in the consolidated statements of income and consist of other recurring revenue streams from GLS to its clients for settlement, accounting and valuation for government guaranteed loan sales and holdings, fund investment advisory services performed by Canapi Advisors, and investment management and financial planning services provided by Live Oak Private Wealth. Fund investment advisory services performed by Canapi Advisors ended in the third quarter of 2024 when Canapi Advisors voluntarily withdrew as an investment advisor.

Service Based Revenues

GLS provides services when requested by clients. Each requested service represents a specific performance obligation with a transaction price outlined by a fee schedule. Revenue is recognized as the requested services are completed and payment is generally received the following month.

Canapi Advisors provided investment advisory services to four financial technology venture funds where its performance obligations were satisfied over time. Fund management fees were based upon the contractual terms of the limited partnership agreements and were recognized as earned over the specified contract period, which was generally equal to the life of the individual fund. Fund management fees were calculated as a percentage of committed capital, net of any permitted offsets, and were collected in advance and recognized quarterly.

Live Oak Private Wealth's investment management and financial planning performance obligations are generally satisfied over time. Fees are recognized quarterly based on the quarter-end market value of the managed assets as valued by the custodian of the customer's assets and the applicable fee rate. Payment is generally received within a quarter of service delivery. The Company does not earn performance-based incentives from investment management and financial planning services. Contracts with customers may be terminated at any time by either party.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Reclassifications

Certain reclassifications have been made to the prior period's consolidated financial statements to place them on a comparable basis with the current year. Net income and shareholders' equity previously reported were not affected by these reclassifications.

Loan and Lease Classes

During the fourth quarter of 2024, management made changes to loan and lease classes to align the presentation in the credit quality disclosures in Note 3. Loans and Leases Held for Investment and Credit Quality with the Company's method for monitoring and assessing credit risk. As a result, loans and leases previously classified as Specialty Lending class and Energy & Infrastructure class in the 2023 financial statements were reclassified into the Commercial Banking class to reflect the current year classifications.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In March 2020, the FASB issued Accounting Standards Update ("ASU") No. 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). ASU 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. In December 2022, ASU 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" was issued deferring the sunset date of Topic 848. As subsequently amended, the ASU can be adopted by the Company through December 31, 2024. To address the discontinuance of LIBOR, the Company stopped originating variable LIBOR-based loans effective December 31, 2021 and started to negotiate loans using the preferred replacement index, the Secured Overnight Financing Rate ("SOFR") or a relevant duration U.S. Treasury rate. As of December 31, 2024, the Company has transitioned all its LIBOR-based loan exposure to an alternative index. The application of the standard did not have a material effect on the consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03 "Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Restrictions" ("ASU 2022-03"). ASU 2022-03 indicates a contractual sale restriction on equity securities should not be considered in measuring fair value, however, disclosure should be made about such restrictions. The Company adopted the standard on January 1, 2024, with no material effect on its consolidated financial statements.

In March 2023, the FASB issued ASU No. 2023-02 "Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method" ("ASU 2023-02"). ASU 2023-02 permits companies to account for tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. The Company adopted the standard on January 1, 2024 with no material effect on its consolidated financial statements.

In October 2023, the FASB issued ASU No. 2023-06 "Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative" ("ASU 2023-06"). ASU 2023-06 amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532 - Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company does not believe this standard will have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company adopted this standard on December 31, 2024 with no material effect on its consolidated financial statements. The amendments were applied retrospectively to all prior periods in the consolidated financial statements.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

In December 2023, the FASB issued ASU No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires enhanced income tax disclosures primarily related to the rate reconciliation and income taxes paid information to provide more transparency by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation table and (ii) income taxes paid, net of refunds, to be disaggregated by jurisdiction based on an established threshold. The amendments in this standard will be effective for the Company on January 1, 2025. The Company is currently evaluating the impact the amendments will have on the consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-01 "Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards" ("ASU 2024-01"). ASU 2024-01 adds an illustrative example to clarify how an entity should determine whether a profits interest or similar award is within the scope of ASC 718. The amendments in this standard will be effective for the Company on January 1, 2025. The Company does not believe this standard will have a material impact on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 "Codification Improvements - Amendments to Remove References to the Concepts Statements" ("ASU 2024-02"). ASU 2024-02 removes references to various Concepts Statements in the Codification. The amendments in this standard will be effective for the Company on January 1, 2025. The Company does not believe this standard will have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires disaggregation of certain expense captions into specified categories within the footnotes. The amendments in this standard will be effective for the Company on January 1, 2027. The Company is currently evaluating the impact the amendments will have on the consolidated financial statements and related disclosures.

Note 2. Securities

Available-for-Sale

The carrying amount of securities and their approximate fair values are reflected in the following table:

December 31, 2024	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value
U.S. government agencies	$	18,196	$	—	$	299	$ 17,897
Mortgage-backed securities		1,335,177		1,083		108,927	1,227,333
Municipal bonds		3,176		—		203	2,973
Total	$	1,356,549	$	1,083	$	109,429	$ 1,248,203
December 31, 2023							
U.S. government agencies	$	17,809	$	2	$	282	$ 17,529
Mortgage-backed securities		1,216,624		466		111,498	1,105,592
Municipal bonds		3,200		—		161	3,039
Total	$	1,237,633	$	468	$	111,941	$ 1,126,160

During the year ended December 31, 2024, one security totaling $3.0 million matured, one security totaling $2.5 million was called and ten securities totaling $27.0 million were settled. During the year ended December 31, 2023, three securities totaling $13.0 million were called and four securities totaling $7.0 million were settled. During the year ended December 31, 2022, two securities totaling $7.5 million matured and twenty securities totaling $36.5 million were settled.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The following tables show debt securities available-for-sale in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

December 31, 2024	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$ 8,036	$ 189	$ 9,861	$ 110	$ 17,897	$ 299
Mortgage-backed securities	265,934	4,173	859,819	104,754	1,125,753	108,927
Municipal bonds	—	—	2,973	203	2,973	203
Total	$ 273,970	$ 4,362	$ 872,653	$ 105,067	$ 1,146,623	$ 109,429

December 31, 2023	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$ —	$ —	$ 15,057	$ 282	$ 15,057	$ 282
Mortgage-backed securities	138,823	3,431	886,699	108,067	1,025,522	111,498
Municipal bonds	—	—	3,039	161	3,039	161
Total	$ 138,823	$ 3,431	$ 904,795	$ 108,510	$ 1,043,618	$ 111,941

At December 31, 2024, there were 404 mortgage-backed securities, three U.S. government agencies and two municipal bonds in unrealized loss positions for greater than 12 months. There were 59 mortgage-backed securities and two U.S. government agencies in unrealized loss positions for less than 12 months. Unrealized losses at December 31, 2023 consisted of 409 mortgage-backed securities, five U.S. government agencies and two municipal bond for greater than 12 months. There were 27 mortgage-backed securities in unrealized loss positions for less than 12 months.

These unrealized losses are primarily the result of non-credit-related volatility in the market and market interest rates. Since none of the unrealized losses relate to the issuer's ability to honor redemption obligations, and the Company does not intend to sell the related securities and does not believe it is more likely than not that it will be required to sell the securities before recovery of amortized cost, none of the losses have been recognized in the Company's consolidated statement of income.

All mortgage-backed securities in the Company's portfolio at December 31, 2024 and 2023 were backed by U.S. government sponsored enterprises ("GSEs").

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The following is a summary of investment securities by maturity:

| | December 31, 2024 | |
| | Available-for-sale | |
	Amortized Cost	Fair Value
U.S. government agencies		
Within one year	$ 7,000	$ 6,963
One to five years	4,272	4,180
Five to ten years	6,924	6,754
Total	18,196	17,897
Mortgage-backed securities		
Within one year	18,479	18,381
One to five years	198,710	190,071
Five to ten years	223,875	200,334
After 10 years	894,113	818,547
Total	1,335,177	1,227,333
Municipal bonds		
Five to ten years	3,080	2,890
After 10 years	96	83
Total	3,176	2,973
Total	$ 1,356,549	$ 1,248,203

The table above reflects contractual maturities. Actual results will differ as the loans underlying the mortgage-backed securities may repay sooner than scheduled.

At December 31, 2024, investment securities with a market value of $621.4 million and a carrying value of $695.1 million were pledged to support unused borrowing capacity. There were no investment securities pledged at December 31, 2023.

Equity Investments

Equity investments, largely comprised of non-marketable equity investments, are generally accounted for under either the equity method or equity security accounting. The below tables provide additional information related to investments accounted for under these two methods.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Equity Method Accounting

The carrying amount and ownership percentage of each equity method investment at December 31, 2024 and 2023 is reflected in the following table:

	2024		2023	
	Amount	Ownership %	Amount	Ownership %
Apiture, Inc.	$ 53,108	40.4 %	$ 60,682	40.4 %
Canapi Ventures SBIC Fund, LP [(1)](5)	11,504	2.9	18,190	2.9
Canapi Ventures Fund, LP [(2)](5)	1,438	1.5	2,267	1.5
Canapi Ventures Fund II, LP [(3)](5)	2,193	1.6	7,232	1.6
Canapi Ventures SBIC Fund II, LP [(4)](5)	1,238	2.9	7,611	2.9
Affordable housing [(6)]	14,724	Various	15,611	Various
Solar tax credit investments [(7)]	5,309	99.0	6,714	99.0
Other [(8)]	1,489	Various	607	Various
Total	$ 91,003		$ 118,914	

(1) Investment unfunded commitments of $5.0 million as of December 31, 2024 and December 31, 2023.

(2) Investment unfunded commitments of $492 thousand and $559 thousand as of December 31, 2024 and December 31, 2023, respectively.

(3) Investment unfunded commitments of $5.2 million and $6.3 million as of December 31, 2024 and December 31, 2023, respectively.

(4) Investment unfunded commitments of $6.5 million and $7.1 million as of December 31, 2024 and December 31, 2023, respectively.

(5) Investee is accounted for under equity method due to the Company's potential influence with investment advisor.

(6) Affordable Housing includes low income housing tax credit ("LIHTC") in Estrella Landing Apartments LLC ("Estrella Landing"), in which the Company holds a 99.9% limited member interest. Also included are Cape Fear Collective Impact Opportunity 1 LLC ("Cape Fear Collective 1") and Cape Fear Collective Impact Opportunity 2 LLC ("Cape Fear Collective 2") which the Company holds 91.0% and 32.3% of limited member interests, respectively. As of December 31, 2024 and December 31, 2023, there was an unfunded commitment of $1.7 million and $7.7 million, respectively for Estrella Landing.

(7) Solar tax credit investments includes Green Sun Tenant LLC ("Green Sun"), SVA 2021-2 TE Holdco LLC ("Sun Vest"), EG5 CSP1 Holding LLC ("HEP"), and HRE Lessee I, LLC ("Heelstone"), which the Company holds a 99.0% limited member interest in all investments.

(8) Other investments includes OTR Fund I, LLC ("OTR") which the Company holds 5.9% of limited member interests. As of December 31, 2024, this investment category also includes the carried interest security related to Canapi Ventures Fund I, L.P.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Equity Security Accounting

The carrying amount of the Company's investments in non-marketable equity securities with no readily determinable fair value and amounts recognized in earnings on a cumulative basis as of December 31, 2024 and for the years ended December 31, 2024, 2023 and 2022 is reflected in the following table:

	Cumulative Adjustments		2024		2023		2022
Carrying value [1]		$	79,662	$	77,825	$	76,438
Carrying value adjustments:							
Impairment	$	—	—		—		—
Upward changes for observable prices [2]		50,901	409		—		2,022
Downward changes for observable prices		(2,910)	(369)		(1,524)		—
Net upward (downward) change	$	47,991	$	40	$	(1,524)	$	2,022

(1) Investment unfunded commitments of $4.3 million, $2.3 million, and $3.0 million as of December 31, 2024, 2023, and 2022, respectively.

(2) Cumulative adjustments excludes $13.9 million in realized gains for sale of an investment in the second quarter of 2021.

For the twelve months ended December 31, 2024, 2023 and 2022, the Company recognized unrealized gains (losses) on all equity securities still held at the reporting date of $119 thousand, $(1.5) million, and $1.9 million, respectively.

Variable Interest Entities

Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in the fair value of an entity's net asset value. The primary beneficiary consolidates the VIE. The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

Solar Renewable Energy Tax Credit Investments

The Company has equity interests in several limited liability companies that own and operate solar renewable energy projects which are accounted for as equity method investments. Over the course of the investments, the Company will receive federal and state tax credits, tax-related benefits, and excess cash available for distribution, if any. The Company may be called to sell its interest in the limited partnerships through a call option once all investment tax credits have been recognized.

Affordable Housing

The Company has an equity investment in a limited liability company LIHTC that qualifies as an affordable housing project, managed by an unrelated general partner. The Company accounts for the investment under the proportional amortization method. Under this method an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance as a component of income tax expense. The Company also has equity interests in two limited liability companies that invest in the acquisition, rehabilitation, or new construction of local qualified housing projects which are accounted for as equity method investments.

Canapi Funds

The Company's limited partnership investments in the Canapi Funds focus on providing venture capital to new and emerging financial technology companies. After initial commitment and over the course of the investment period, the Company will make capital contributions and receive profit and return of capital distributions as a result of fund performance until the funds wind down.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Non-marketable and Other Equity Investments

The Company also has limited interests in several non-marketable funds, including Small Business Investment Company ("SBIC") and venture capital funds, which are accounted for as equity security investments. After the initial commitment and over the course of the investment period, the Company will make capital contributions and receive profit and return of capital distributions as a result of fund performance until the funds wind down. While the partnership agreements allow the Company to remove the general partner, this right is not deemed to be substantive as the general partner can only be removed for cause. All investments are generally non-redeemable and distributions are expected to be received through the liquidation of the underlying investments throughout the life of the investment fund. Investments may only be sold or transferred subject to the notice and approval provisions of the underlying investment agreement.

The above investments meet the criteria of a VIE, however, the Company is not the primary beneficiary of the entities, as it does not have the power to direct the activities that most significantly impact the economic performance of the entities. The Company's investment in the unconsolidated VIEs are carried in other assets.

The Company's maximum exposure to loss from unconsolidated VIEs includes the investment recorded on the Company's consolidated balance sheet and unfunded commitment. For solar tax credit investments, the balance sheet figures are net of any impairment recognized, and includes previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. While the Company believes the potential for loss from these investments is remote, the maximum exposure for solar tax credit investments was determined by assuming a scenario where related tax credits were recaptured.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The following table provides a summary of the VIEs that the Company has not consolidated as of December 31, 2024 and 2023:

December 31, 2024	Carrying Amount	Maximum Exposure to Loss	Liability Recognized	Classification
Solar tax credit investments	$ 5,309	$ 38,107	$ —	Other assets [1]
Affordable housing	12,940	15,463	—	Other assets [2]
Canapi Funds	17,104	34,269	—	Other assets [3]
Non-marketable and other equity investments	5,290	9,591	—	Other assets [4]

December 31, 2023	Carrying Amount	Maximum Exposure to Loss	Liability Recognized	Classification
Solar tax credit investments	$ 6,714	$ 38,228	$ —	Other assets [5]
Affordable housing	15,611	15,611	7,715	Other assets & other liabilities [6]
Canapi Funds	35,300	35,300	18,930	Other assets & other liabilities
Non-marketable and other equity investments	8,840	8,840	2,321	Other assets & other liabilities

(1) Maximum exposure to loss includes $5.3 million of current investments and a scenario in which related tax credits are recaptured, collectively totaling $32.8 million.

(2) Maximum exposure to loss includes $12.9 million of investments, $1.7 million in unfunded commitments and a scenario in which related tax credits are recaptured, collectively totaling $0.8 million.

(3) Maximum exposure to loss includes $17.1 million of current investments and $17.2 million in unfunded commitments.

(4) Maximum exposure to loss includes $5.3 million of current investments and $4.3 million in unfunded commitments.

(5) Maximum exposure to loss represents $6.7 million of current investments and a scenario in which related tax credits are recaptured, collectively totaling $31.5 million.

(6) Maximum exposure to loss represents $15.6 million of investments. As there are no tax credits allocated in 2023, there is no increase to the maximum exposure to loss related to recaptured tax credits on the $8.8 million LIHTC investment as of December 31, 2023.

The following table provides a summary of the tax benefits the Company has received from VIEs as of December 31, 2024, 2023, and 2022:

	The Year Ended December 31,		
	2024	2023	2022
Provision for income taxes:			
Amortization of tax credit investments under proportional amortization	$ 1,106	$ —	$ —
Tax credits from tax credit investments	(11,546)	(16,390)	(16,361)
Other tax benefits related to tax credit investments	—	—	—
Total	$ (10,440)	$ (16,390)	$ (16,361)

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 3. Loans and Leases Held for Investment and Credit Quality

Loan and Lease Portfolio Segments & Classes

The following describes the risk characteristics relevant to each of the portfolio segments.

Commercial and Industrial

Commercial and industrial loans ("C&I") receive similar underwriting treatment as commercial real estate loans in that the repayment source is analyzed to determine its ability to meet cash flow coverage requirements as set forth by Bank policies. Repayment of the Bank's C&I loans generally comes from the generation of cash flow as the result of the borrower's business operations. This business cycle itself brings a certain level of risk to the portfolio. In some instances, these loans may carry a higher degree of risk due to a variety of reasons – illiquid collateral, specialized equipment, highly depreciable assets, uncollectable accounts receivable, revolving balances, or simply being unsecured. As a result of these characteristics, the government guarantee on these loans, when applicable, is an important factor in mitigating risk. The Bank's lease portfolio is included in the C&I segment.

Construction and Development

Construction and development loans are for the purpose of acquisition and development of land to be improved through the construction of commercial buildings. Such loans are usually paid off through the conversion to permanent financing for the long-term benefit of the borrower's ongoing operations. At the completion of the project, if the loan is converted to permanent financing or if scheduled loan amortization begins, it is then reclassified to the Commercial Real Estate segment. Underwriting of construction and development loans typically includes analysis of not only the borrower's financial condition and ability to meet the required debt obligations, but also the general market conditions associated with the area and type of project being funded.

Commercial Real Estate

Commercial real estate loans are extensions of credit secured by owner occupied and non-owner occupied collateral. Underwriting generally involves intensive analysis of the financial strength of the borrower and guarantor, liquidation value of the subject collateral, and any available secondary sources of repayment, with the greatest emphasis given to a borrower's capacity to meet cash flow coverage requirements as set forth by Bank policies. Such repayment of owner occupied loans is commonly derived from the successful ongoing operations of the business occupying the property. These typically include small businesses and professional practices. Commercial real estate loans may also include government guaranteed loans secured by collateral in the form of residential real estate. Repayment of such loans generally comes from the generation of cash flow as the result of the borrower's business operations.

Commercial Land

Commercial land loans are extensions of credit secured by farmland. Such loans are often for land improvements related to agricultural endeavors that may include construction of new specialized facilities. These loans are usually repaid through the conversion to permanent financing, or if scheduled loan amortization begins, for the long-term benefit of the borrower's ongoing operations. Underwriting generally involves intensive analysis of the financial strength of the borrower and guarantor, liquidation value of the subject collateral, and any available secondary sources of repayment, with the greatest emphasis given to a borrower's capacity to meet cash flow coverage requirements as set forth by Bank policies.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The loan and lease portfolio is further grouped into one of the following classes (also referred to as divisions): Small Business Banking, Commercial Banking, or Paycheck Protection Program. Small Business Banking includes loans to customers in verticals that generally have traditional loan structures. Commercial Banking includes loans to customers in verticals that generally have atypical ownership structures as well as complex collateral arrangements, underwriting requirements, and servicing needs. Commercial Banking also includes loans to customers that operate renewable energy projects, lodging facilities, and municipalities, and often utilize USDA or tax-exempt loan structures. Paycheck Protection Program ("PPP") includes all loans originated under the PPP pursuant to the Coronavirus Aid, Relief, and Economic Security Act's ("CARES Act") economic relief program and carry a 100% government guarantee. These loans and lease classes were determined based on industry risk characteristics and management's method for monitoring credit risk and managing those lending divisions.

Past Due Loans and Leases

Loans and leases are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans and leases less than 30 days past due and accruing are included within current loans and leases shown below. The following tables show an age analysis of past due loans and leases as of the dates presented.

December 31, 2024	Current or Less than 30 Days Past Due	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Total Carried at Amortized Cost	Loans Accounted for Under the Fair Value Option [1]	Total Loans and Leases
Commercial & Industrial							
Small Business Banking	$ 2,182,596	$ 37,966	$ 104,362	$ 142,328	$ 2,324,924	$ 119,378	$ 2,444,302
Commercial Banking	2,418,078	15,282	23,999	39,281	2,457,359	49,767	2,507,126
Paycheck Protection Program	2,361	—	—	—	2,361	—	2,361
Total	4,603,035	53,248	128,361	181,609	4,784,644	169,145	4,953,789
Construction & Development							
Small Business Banking	514,997	1,488	2,468	3,956	518,953	—	518,953
Commercial Banking	85,456	—	—	—	85,456	—	85,456
Total	600,453	1,488	2,468	3,956	604,409	—	604,409
Commercial Real Estate							
Small Business Banking	2,773,306	42,058	57,896	99,954	2,873,260	107,751	2,981,011
Commercial Banking	1,040,065	5,000	10,778	15,778	1,055,843	19,025	1,074,868
Total	3,813,371	47,058	68,674	115,732	3,929,103	126,776	4,055,879
Commercial Land							
Small Business Banking	610,920	2,209	3,324	5,533	616,453	32,825	649,278
Total	610,920	2,209	3,324	5,533	616,453	32,825	649,278
Total	$ 9,627,779	$ 104,003	$ 202,827	$ 306,830	$ 9,934,609	$ 328,746	$ 10,263,355
Retained Loan Discount and Net Deferred Costs							$ (29,981)
Loan and Leases, Net							$ 10,233,374
Guaranteed Balance	$ 2,933,636	$ 58,235	$ 171,123	$ 229,358	$ 3,162,994	$ 77,514	$ 3,240,508
% Guaranteed	30.5%	56.0%	84.4%	74.8%	31.8%	23.6%	31.6%

December 31, 2023	Current or Less than 30 Days Past Due	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Total Carried at Amortized Cost	Loans Accounted for Under the Fair Value Option [1]	Total Loans and Leases
Commercial & Industrial							
Small Business Banking	$ 2,075,227	$ 16,570	$ 33,366	$ 49,936	$ 2,125,163	$ 151,887	$ 2,277,050
Commercial Banking	1,974,400	2,806	4,044	6,850	1,981,250	54,014	2,035,264
Paycheck Protection Program	5,595	—	—	—	5,595	—	5,595
Total	4,055,222	19,376	37,410	56,786	4,112,008	205,901	4,317,909
Construction & Development							
Small Business Banking	413,349	1,745	—	1,745	415,094	—	415,094
Commercial Banking	54,960	—	—	—	54,960	—	54,960
Total	468,309	1,745	—	1,745	470,054	—	470,054
Commercial Real Estate							
Small Business Banking	2,414,677	18,589	32,310	50,899	2,465,576	127,358	2,592,934
Commercial Banking	670,325	—	15,104	15,104	685,429	17,751	703,180
Total	3,085,002	18,589	47,414	66,003	3,151,005	145,109	3,296,114
Commercial Land							
Small Business Banking	531,331	1,521	1,910	3,431	534,762	37,026	571,788
Total	531,331	1,521	1,910	3,431	534,762	37,026	571,788
Total	$ 8,139,864	$ 41,231	$ 86,734	$ 127,965	$ 8,267,829	$ 388,036	$ 8,655,865
Retained Loan Discount and Net Deferred Costs							$ (22,018)
Loan and Leases, Net							$ 8,633,847
Guaranteed Balance	$ 2,877,105	$ 29,183	$ 61,107	$ 90,290	$ 2,967,395	$ 66,299	$ 3,033,694
% Guaranteed	35.3%	70.8%	70.5%	70.6%	35.9%	17.1%	35.0%

(1) Retained portions of government guaranteed loans sold prior to January 1, 2021 are carried at fair value under FASB ASC Subtopic 825-10, *Financial Instruments: Overall*. See Note 10. Fair Value of Financial Instruments for additional information.

Credit Quality Indicators

The Bank uses internal loan and lease reviews to assess the performance of individual loans and leases. Each loan and lease is assigned a risk grade during the origination and closing process. Subsequent to origination, loans and lease risk grades are continually evaluated as information becomes available. The Bank performs an annual review of each borrower's financial performance to validate the accuracy of the assigned risk grade. Additionally, the loan and lease portfolio is subject to annual independent review by an external firm.

Pass (Risk Grades 10-47): These loans and leases are not impaired and have no known issues that could significantly impact their quality. There are seven categories within the Pass classification depending on the strength of the borrower, including credits that warrant additional management attention but are not currently Special Mention.

Special Mention (Risk Grade 50): These loans and leases show signs of weaknesses in either adequate sources of repayment or collateral. These loans and leases may contain underwriting guidelines tolerances and/or exceptions with no mitigating factors; and/or instances where adverse economic conditions develop subsequent to origination that do not jeopardize liquidation of the debt but substantially increase the level of risk.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Substandard (Risk Grades 60-80): Loans and leases graded Substandard are inadequately protected by current sound net worth, paying capacity of the obligor, or pledged collateral. Loans and leases classified as Substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. These loans and leases are consistently not meeting the repayment schedule.

The following tables present credit quality indicators by portfolio class:

	Term Loans and Leases Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total [1]
December 31, 2024	2024	2023	2022	2021	2020	Prior			
Small Business Banking									
Pass	$1,112,351	$1,084,996	$1,323,982	$1,001,021	$ 528,008	$ 482,192	$ 124,370	$ 33,359	$5,690,279
Special Mention	7,041	46,047	77,638	61,906	31,575	83,693	22,729	2,790	333,419
Substandard	13,805	28,573	84,067	74,990	40,266	59,874	7,922	395	309,892
Total	1,133,197	1,159,616	1,485,687	1,137,917	599,849	625,759	155,021	36,544	6,333,590
Commercial Banking									
Pass	1,169,167	752,078	398,333	207,755	51,552	81,166	423,334	116,594	3,199,979
Special Mention	—	16,483	88,464	36,165	24,018	17,569	9,555	4,245	196,499
Substandard	—	—	31,461	136,818	27,905	—	2,902	3,094	202,180
Total	1,169,167	768,561	518,258	380,738	103,475	98,735	435,791	123,933	3,598,658
Paycheck Protection Program									
Pass	—	—	—	1,461	900	—	—	—	2,361
Total	—	—	—	1,461	900	—	—	—	2,361
Total	$2,302,364	$1,928,177	$2,003,945	$1,520,116	$ 704,224	$ 724,494	$ 590,812	$ 160,477	$9,934,609
Year-To-Date Gross Charge-offs									
Small Business Banking	$ 652	$ 4,198	$ 18,630	$ 4,954	$ 3,462	$ 3,481	$ 3,555	$ 170	$ 39,102
Commercial Banking	—	17	5,176	1,493	756	—	1,535	—	8,977
Total	$ 652	$ 4,215	$ 23,806	$ 6,447	$ 4,218	$ 3,481	$ 5,090	$ 170	$ 48,079

	Term Loans and Leases Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total [1]
December 31, 2023	2023	2022	2021	2020	2019	Prior			
Small Business Banking									
Pass	$ 990,349	$1,470,824	$1,255,664	$ 660,926	$ 363,377	$ 296,132	$ 63,963	$ 11,047	$5,112,282
Special Mention	7,744	72,913	60,115	37,390	42,095	50,705	7,174	1,407	279,543
Substandard	2,286	31,487	29,636	35,611	18,429	28,700	2,621	—	148,770
Total	1,000,379	1,575,224	1,345,415	733,927	423,901	375,537	73,758	12,454	5,540,595
Commercial Banking									
Pass	1,027,017	561,189	347,087	63,205	59,138	23,420	225,278	58,441	2,364,775
Special Mention	8,858	52,767	139,824	56,565	17,050	18,627	20,547	5,417	319,655
Substandard	—	4,024	18,335	3,619	—	—	7,203	4,028	37,209
Total	1,035,875	617,980	505,246	123,389	76,188	42,047	253,028	67,886	2,721,639
Paycheck Protection Program									
Pass	—	—	2,831	2,764	—	—	—	—	5,595
Total	—	—	2,831	2,764	—	—	—	—	5,595
Total	$2,036,254	$2,193,204	$1,853,492	$ 860,080	$ 500,089	$ 417,584	$ 326,786	$ 80,340	$8,267,829

Year-To-Date Gross Charge-offs									
Small Business Banking	$ —	$ 5,621	$ 6,435	$ 1,058	$ 1,225	$ 525	$ 1,097	$ —	$ 15,961
Commercial Banking	—	—	—	—	—	—	7,966	—	7,966
Total	$ —	$ 5,621	$ 6,435	$ 1,058	$ 1,225	$ 525	$ 9,063	$ —	$ 23,927

(1)   Excludes $328.7 million and $388.0 million of loans accounted for under the fair value option as of December 31, 2024 and December 31, 2023, respectively.

The following tables present guaranteed and unguaranteed loan and lease balances by asset quality indicator:

December 31, 2024	Loan and Lease Balance [1]		Guaranteed Balance		Unguaranteed Balance	% Guaranteed
Pass	$	8,892,619	$	2,644,310	$ 6,248,309	29.7 %
Special Mention		529,918		172,015	357,903	32.5
Substandard		512,072		346,669	165,403	67.7
Total	$	9,934,609	$	3,162,994	$ 6,771,615	31.8 %

December 31, 2023	Loan and Lease Balance [1]		Guaranteed Balance		Unguaranteed Balance	% Guaranteed
Pass	$	7,482,652	$	2,622,558	$ 4,860,094	35.0 %
Special Mention		599,198		234,845	364,353	39.2
Substandard		185,979		109,992	75,987	59.1
Total	$	8,267,829	$	2,967,395	$ 5,300,434	35.9 %

(1)   Excludes $328.7 million and $388.0 million of loans accounted for under the fair value option as of December 31, 2024 and 2023, respectively.

Nonaccrual Loans and Leases

As of December 31, 2024 and December 31, 2023 there were no loans greater than 90 days past due and still accruing. There was no interest income recognized on nonaccrual loans and leases during the twelve months ended December 31, 2024 and 2023. Nonaccrual loans and leases are generally included in the held for investment portfolio. Accrued interest receivable on loans totaled $80.7 million and $63.5 million at December 31, 2024 and December 31, 2023, respectively, and is included in other assets in the accompanying consolidated balance sheet.

Nonaccrual loans and leases as of December 31, 2024 and December 31, 2023 are as follows:

December 31, 2024	Loan and Lease Balance [1]		Guaranteed Balance		Unguaranteed Balance		Unguaranteed Exposure with No ACL
Commercial & Industrial							
Small Business Banking	$	141,674	$	116,596	$ 25,078	$	5,219
Commercial Banking		39,282		26,300	12,982		3,816
Total		180,956		142,896	38,060		9,035
Construction & Development							
Small Business Banking		3,955		3,379	576		372
Total		3,955		3,379	576		372
Commercial Real Estate							
Small Business Banking		81,847		55,290	26,557		17,736
Commercial Banking		26,888		13,981	12,907		11,907
Total		108,735		69,271	39,464		29,643
Commercial Land							
Small Business Banking		10,651		7,339	3,312		173
Total		10,651		7,339	3,312		173
Total	$	304,297	$	222,885	$ 81,412	$	39,223

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

December 31, 2023	Loan and Lease Balance [1]	Guaranteed Balance	Unguaranteed Balance	Unguaranteed Exposure with No ACL
Commercial & Industrial				
Small Business Banking	$ 47,558	$ 39,018	$ 8,540	$ 407
Commercial Banking	6,850	2,794	4,056	2,546
Total	54,408	41,812	12,596	2,953
Construction & Development				
Small Business Banking	1,745	1,309	436	—
Total	1,745	1,309	436	—
Commercial Real Estate				
Small Business Banking	57,140	44,426	12,714	8,199
Commercial Banking	15,104	2,799	12,305	12,032
Total	72,244	47,225	25,019	20,231
Commercial Land				
Small Business Banking	6,566	5,332	1,234	194
Total	6,566	5,332	1,234	194
Total	$ 134,963	$ 95,678	$ 39,285	$ 23,378

(1) Excludes loans accounted for under the fair value option. See Note 10. Fair Value of Financial Instruments for additional information.

When a loan or lease is placed on nonaccrual status, any accrued interest is reversed from loan interest income. The following table summarizes the amount of accrued interest reversed during the periods presented:

	Twelve Months Ended December 31,	
	2024 [1]	2023 [1]
Commercial & Industrial	$ 4,213	$ 2,212
Construction & Development	74	56
Commercial Real Estate	1,699	1,041
Commercial Land	218	—
Total	$ 6,204	$ 3,309

(1) Excludes loans accounted for under the fair value option. See Note 10. Fair Value of Financial Instruments for additional information.

The following tables present the amortized cost basis of collateral-dependent loans and leases which are individually evaluated to determine expected credit losses, as of December 31, 2024 and 2023:

December 31, 2024	Total Collateral-Dependent Loans			Unguaranteed Portion			Allowance for Credit Losses
	Real Estate	Business Assets	Other	Real Estate	Business Assets	Other	
Commercial & Industrial							
Small Business Banking	$ 6,693	$ 36,500	$ —	$ 2,738	$ 12,061	$ —	$ 8,299
Commercial Banking	101,001	26,788	—	13,704	11,350	—	4,374
Total	107,694	63,288	—	16,442	23,411	—	12,673
Commercial Real Estate							
Small Business Banking	53,306	6,327	—	22,239	1,061	—	890
Total	53,306	6,327	—	22,239	1,061	—	890
Commercial Land							
Small Business Banking	6,295	—	—	2,713	—	—	974
Total	6,295	—	—	2,713	—	—	974
Total	$ 167,295	$ 69,615	$ —	$ 41,394	$ 24,472	$ —	$ 14,537

December 31, 2023	Total Collateral-Dependent Loans			Unguaranteed Portion			Allowance for Credit Losses
	Real Estate	Business Assets	Other	Real Estate	Business Assets	Other	
Commercial & Industrial							
Small Business Banking	$ 2,737	$ 2,426	$ —	$ 421	$ 547	$ —	$ 277
Commercial Banking	—	7,733	—	—	4,938	—	—
Total	2,737	10,159	—	421	5,485	—	277
Commercial Real Estate							
Small Business Banking	21,211	—	—	6,298	—	—	—
Total	21,211	—	—	6,298	—	—	—
Commercial Land							
Small Business Banking	1,735	—	—	200	—	—	—
Total	1,735	—	—	200	—	—	—
Total	$ 25,683	$ 10,159	$ —	$ 6,919	$ 5,485	$ —	$ 277

Allowance for Credit Losses – Loans and Leases

The Company maintains the ACL at levels management believes represents the future expected credit losses in the loan and lease portfolios as of the balance sheet date. See Note 1. Organization and Summary of Significant Accounting Policies for a description of the methodologies used to estimate credit losses.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The following tables detail activity in the allowance for credit losses for the periods presented:

	Commercial & Industrial	Construction & Development	Commercial Real Estate	Commercial Land	Total
December 31, 2024					
Beginning Balance	$ 87,581	$ 4,717	$ 28,864	$ 4,678	$ 125,840
Charge offs	(43,785)	(338)	(3,932)	(24)	(48,079)
Recoveries	741	—	638	8	1,387
Provision	84,470	564	3,931	(597)	88,368
Ending Balance	$ 129,007	$ 4,943	$ 29,501	$ 4,065	$ 167,516
December 31, 2023					
Beginning Balance	$ 64,995	$ 5,101	$ 22,901	$ 3,569	$ 96,566
Adoption of ASU 2022-02	(25)	(166)	(83)	(402)	(676)
Charge offs	(22,510)	—	(1,417)	—	(23,927)
Recoveries	839	—	1,715	—	2,554
Provision	44,282	(218)	5,748	1,511	51,323
Ending Balance	$ 87,581	$ 4,717	$ 28,864	$ 4,678	$ 125,840
December 31, 2022					
Beginning Balance	$ 37,770	$ 3,435	$ 19,068	$ 3,311	$ 63,584
Charge offs	(8,262)	—	(1,463)	(652)	(10,377)
Recoveries	1,039	3	1,363	11	2,416
Provision	34,448	1,663	3,933	899	40,943
Ending Balance	$ 64,995	$ 5,101	$ 22,901	$ 3,569	$ 96,566

During the year ended December 31, 2024, the ACL increased primarily as a result of record loan growth combined with the impacts of the current and forecasted macroeconomic environment. Loss rates are adjusted for four quarters of forecasted unemployment followed by a four-quarter straight-line reversion period.

During the year ended December 31, 2023, the ACL increased primarily as a result of loan growth and charge-off related impacts. Additionally, during the first quarter of 2023, certain assumptions were refined, drawing more heavily on internal data, in the calculations of PD, LGD and prepayment rates. Loss rates are adjusted for twelve month forecasted unemployment followed by a twelve-month straight-line reversion period.

During the year ended December 31, 2022, the ACL increased primarily as a result of loan growth, charge-off experience impacts and changes in the macroeconomic outlook. Loss rates are adjusted for twelve month forecasted unemployment followed by a twelve-month straight-line reversion period.

Loan Modifications for Borrowers Experiencing Financial Difficulty

The Company may agree to modify the contractual terms of a loan to a borrower experiencing financial difficulty as a part of ongoing loss mitigation strategies. These modifications may result in an interest rate reduction, term extension, an other-than-insignificant payment delay, or a combination thereof. The Company typically does not offer principal forgiveness.

The following tables summarize the amortized cost basis of loans that were modified during the periods presented.

Twelve Months Ended December 31, 2024	Other-Than-Insignificant Payment Delay		Term Extension		Interest Rate Reduction		Combination - Term Extension & Interest Rate Reduction		% of Total Class of Financing Receivable
Small Business Banking	$	8,083	$	—	$	—	$	—	0.1 %
Commercial Banking		12,779		—		3,094		2,500	0.7
Total	$	20,862	$	—	$	3,094	$	2,500	0.8 %

Twelve Months Ended December 31, 2023	Other-Than-Insignificant Payment Delay		Term Extension		Interest Rate Reduction		Combination - Term Extension & Payment Delay		% of Total Class of Financing Receivable
Small Business Banking	$	10,090	$	5,127	$	3,330	$	361	0.3 %
Commercial Banking		—		14,193		—		4,133	1.7
Total	$	10,090	$	19,320	$	3,330	$	4,494	2.0 %

As of December 31, 2024 and December 31, 2023, the Company had commitments to lend additional funds to these borrowers totaling $6.3 million and $1.2 million, respectively.

The following table presents an aging analysis of loans that were modified within the twelve months ended December 31, 2024 and December 31, 2023, respectively:

Twelve Months Ended December 31, 2024	Current		30-89 Days Past Due		90 Days or More Past Due		Total Past Due	
Small Business Banking	$	8,083	$	—	$	—	$	—
Commercial Banking		18,373		—		—		—
Total	$	26,456	$	—	$	—	$	—

Twelve Months Ended December 31, 2023	Current		30-89 Days Past Due		90 Days or More Past Due		Total Past Due	
Small Business Banking	$	18,908	$	—	$	—	$	—
Commercial Banking		18,326		—		—		—
Total	$	37,234	$	—	$	—	$	—

The following tables summarize the financial impacts of loan modifications made to borrowers experiencing financial difficulty during the periods presented.

	Twelve Months Ended December 31, 2024	
	Weighted Average Interest Rate Reduction	Weighted Average Term Extension (in Months)
Small Business Banking	— %	0
Commercial Banking	5.00	7

	Twelve Months Ended December 31, 2023	
	Weighted Average Interest Rate Reduction	Weighted Average Term Extension (in Months)
Small Business Banking	1.41 %	67
Commercial Banking	—	29

There were no loans that were modified within the twelve months ended December 31, 2024 and December 31, 2023, respectively, that subsequently defaulted during the periods presented.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The Company's ACL is estimated using lifetime historical loan performance adjusted to reflect current conditions and reasonable and supportable forecasts. Upon determination that a modified loan, or portion of a modified loan, has subsequently been deemed uncollectible, the uncollectible portion is written off. The amortized cost basis is reduced by the uncollectible amount and the ACL is adjusted by the same amount. As a result, the impact of loss mitigation strategies is captured in the estimates of PD and LGD.

Prior to January 1, 2023, a loan or lease was accounted for as a TDR if the Company, for reasons related to the borrower's financial difficulties, restructured a loan or lease, and granted a concession to the borrower that it would not otherwise grant. A TDR typically involved a more than short-term modification of terms such as a reduction of the interest rate below the current market rate for a loan or lease with similar risk characteristics or the waiving of certain financial covenants without corresponding offsetting compensation or additional support.

The following table represents the types of TDRs that were made during the periods presented:

| | Twelve months ended December 31, 2022 | | | | | | | | | |
| | Interest Only | | Payment Deferral | | Extend Amortization | | Other [1] | | Total TDRs [2] | |
	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end
Commercial & Industrial										
Small Business Banking	—	$ —	7	$ 8,795	3	$ 1,442	1	$ 490	11	$ 10,727
Commercial Banking	—	—	1	4,183	1	13,517	—	—	2	17,700
Total	—	—	8	12,978	4	14,959	1	490	13	28,427
Commercial Real Estate										
Small Business Banking	1	3,677	1	797	1	4,364	—	—	3	8,838
Total	1	3,677	1	797	1	4,364	—	—	3	8,838
Construction & Development										
Small Business Banking	—	—	—	—	—	—	2	3,081	2	3,081
Total	—	—	—	—	—	—	2	3,081	2	3,081
Total	1	$ 3,677	9	$ 13,775	5	$ 19,323	3	$ 3,571	18	$ 40,346

(1) Includes one small business banking loan with extend amortization and a rate concession ($490 thousand) and two small business banking loans with extended amortization and interest only ($3.1 million).

(2) Excludes loans accounted for under the fair value option. See Note 10. Fair Value of Financial Instruments for additional information.

Restructurings made to improve a loan's performance have varying degrees of success. The following table presents TDRs that were modified within the twelve months ended December 31, 2022 that subsequently defaulted during the period:

| | Twelve months ended December 31, 2022 | | | | | | | | | |
| | Interest Only | | Payment Deferral | | Extend Amortization | | Other | | Total TDRs [1] | |
	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end
Commercial & Industrial										
Small Business Banking	—	$ —	2	$ 940	2	$ 318	—	$ —	4	$ 1,258
Total	—	$ —	2	$ 940	2	$ 318	—	$ —	4	$ 1,258

(1) Excludes loans accounted for under the fair value option. See Note 10. Fair Value of Financial Instruments for additional information.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 4. Leases

Lessor Equipment Leasing

The Company may purchase new equipment for the purpose of leasing such equipment to customers within its verticals. Equipment purchased to fulfill commitments to commercial renewable energy projects is rented out under operating leases while leases of equipment outside of the renewable energy vertical are generally direct financing leases. Accordingly, leased assets under operating leases are included in premises and equipment while leased assets under direct financing leases are included in loans and leases held for investment.

Direct Financing Leases

The gross lease payments receivable and the net investment included in loans and leases held for investment are as follows:

	As of December 31,		
	2024		**2023**
Gross direct finance lease payments receivable	$ 961	$	2,335
Less - unearned interest	(39)		(218)
Net investment in direct financing leases	$ 922	$	2,117

Future minimum lease payments receivable under direct finance leases are as follows:

As of December 31, 2024	**Amount**
2025	$ 854
2026	107
Total	$ 961

Interest income of $122 thousand, $253 thousand and $393 thousand was recognized in the twelve months ended December 31, 2024, 2023 and 2022, respectively.

Operating Leases

As of December 31, 2024 and 2023, the Company had a net investment of $93.4 million and $104.0 million, respectively, in assets included in premises and equipment, net in the consolidated balance sheet that are subject to operating leases. Of the net investment, the gross balance of the assets was $159.7 million and $162.3 million as of December 31, 2024 and 2023, respectively, and accumulated depreciation was $66.2 million and $58.3 million as of December 31, 2024 and 2023, respectively. Depreciation expense recognized on these assets for the twelve months ended December 31, 2024, 2023 and 2022 was $9.6 million, $9.6 million and $9.7 million, respectively.

Lease income of $9.4 million, $9.5 million and $9.5 million was recognized in the twelve months ended December 31, 2024, 2023 and 2022, respectively.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

A maturity analysis of future minimum lease payments receivable under non-cancelable operating leases is as follows:

As of December 31, 2024	Amount	
2025	$	9,657
2026		8,721
2027		8,483
2028		3,837
2029		2,399
Thereafter		7,309
Total	$	40,406

Lessee Lease Arrangements

The Company determines if an arrangement is or contains a lease at inception. If it is determined to be or contain a lease, then the lease is classified as an operating or finance lease.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the lease. When recognizing right-of-use assets and liabilities, the Company accounts for lease and non-lease components separately because such amounts are readily determinable under the lease contracts. Right-of-use assets and liabilities are measured on commencement date based on the present value of the lease payments over the lease term, discounted using the discount rate for the lease at commencement. The discount rate is the rate implicit in the lease, however, if that is not readily determinable, the Company will use its incremental borrowing rate. The right-of-use asset also includes any lease payments made before the commencement date and initial direct costs and excludes any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not apply the recognition and measurement requirements to any short-term leases (terms of twelve months or less).

Operating leases are included in other assets and other liabilities in the consolidated balance sheet. Finance leases are included in other assets and borrowings in the consolidated balance sheet. Lease expense for operating leases and finance leases is included in occupancy expense in the consolidated statements of income and interest expense for finance leases is included in borrowings interest expense in the consolidated statements of income.

The Company has operating leases for real property and land. These leases have remaining lease terms of 1 year to 22 years, some of which include options to extend the leases for up to 20 years, and some of which include options to terminate the leases. The Company has concluded that it is reasonably certain it will exercise the options to extend for only one lease, which was therefore recognized as part of the right-of-use asset and lease liability.

The Company has a finance lease for business equipment, and it has a remaining lease term of approximately 2.58 years. There are no options to extend or terminate this lease.

The components of lease expense are as follows:

	December 31, 2024		December 31, 2023	
Operating lease cost	$	891	$	820
Short-term lease cost		379		123
Finance lease cost:				
Amortization of right-of-use assets		22		—
Interest expense on lease liabilities		3		—
Sublease income		(40)		—
Total net lease cost	$	1,255	$	943

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Supplemental disclosure for the consolidated balance sheets related to leases is as follows:

	December 31, 2024	December 31, 2023
Operating lease right-of-use asset	$ 2,106	$ 2,799
Operating lease liability	2,636	3,180
Finance lease right-of-use asset	130	—
Finance lease liability	132	—

The weighted average remaining lease term and weighted average discount rate for leases are as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term (years)		
Operating leases	10.73	10.58
Finance lease	2.58	—
Weighted average discount rate		
Operating leases	3.76 %	3.64 %
Finance lease	4.40 %	— %

A maturity analysis of operating and finance lease liabilities is as follows:

As of December 31, 2024	Operating Leases	Finance Leases
2025	$ 603	$ 58
2026	539	54
2027	508	28
2028	333	—
2029	210	—
Thereafter	1,022	—
Total lease payments	3,215	140
Less: imputed interest	(579)	(8)
Total lease liabilities	$ 2,636	$ 132

Note 5. Servicing Assets

Loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of loans serviced for others requiring recognition of a servicing asset were $3.46 billion, $3.09 billion and $2.67 billion at December 31, 2024, 2023 and 2022, respectively. The unpaid principal balance for all loans serviced for others was $4.72 billion, $4.24 billion and $3.48 billion at December 31, 2024, 2023 and 2022, respectively.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The following summarizes the activity pertaining to servicing rights measured at fair value:

	2024	2023
Balance at beginning of period	$ 48,186	$ 26,323
Additions, net	19,757	16,977
Fair value changes:		
Due to changes in valuation inputs or assumptions [1]	3	14,297
Decay due to increases in principal paydowns or runoff	(12,158)	(9,411)
Balance at end of period	$ 55,788	$ 48,186

(1) The twelve month period ended December 31, 2023, includes a $13.7 million increase related to change in estimate implemented on July 1, 2023.

See Note 10. Fair Value of Financial Instruments for further details about servicing assets measured at fair value.

As of December 31, 2024 and 2023, the Company had servicing assets related to conventional commercial loans carried at amortized cost of $356 thousand and $405 thousand, respectively.

Note 6. Premises and Equipment

Components of Premises and Equipment

Components of premises and equipment and total accumulated depreciation at December 31, 2024 and 2023 are as follows:

	2024	2023
Buildings	$ 90,990	$ 54,746
Land improvements	6,829	5,213
Furniture and equipment	27,830	19,537
Hardware and software	26,847	16,698
Leasehold improvements	7,421	7,678
Land	16,870	17,998
Transportation	44,144	22,279
Solar panels	159,672	162,348
Deposits on fixed assets	1,390	48,518
Premises and equipment, total	381,993	355,015
Less accumulated depreciation	(117,934)	(97,134)
Premises and equipment, net of depreciation	$ 264,059	$ 257,881

Deposits on fixed assets at December 31, 2024 consist primarily of software development costs and campus improvement costs. Depreciation expense for the years ended December 31, 2024, 2023 and 2022 amounted to $23.4 million, $21.1 million and $20.6 million, respectively. Total capitalized interest of $769 thousand related to the Company's newly constructed building at its headquarters campus was recorded for the year ended December 31, 2024.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 7. Deposits

The types of deposits at December 31, 2024 and 2023 are:

	2024	2023
Noninterest-bearing deposits	$ 318,890	$ 259,270
Interest-bearing deposits:		
Interest-bearing checking	351,284	301,006
Money market	147,533	135,551
Savings	5,282,812	4,497,376
Time deposits	5,659,975	5,081,816
Total	11,441,604	10,015,749
Total deposits	$ 11,760,494	$ 10,275,019

The aggregate amount of time deposits in denominations of $250 thousand or more at December 31, 2024 and 2023 was approximately $695.9 million and $695.6 million, respectively. At December 31, 2024 the scheduled maturities of total time deposits are as follows:

Year	Amount
2025	$ 4,289,716
2026	680,765
2027	255,613
2028	155,951
2029	94,966
Thereafter	182,964
Total	$ 5,659,975

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 8. Borrowings

Total outstanding borrowings consisted of the following:

	December 31, 2024	December 31, 2023
Borrowings		
In March 2021, the Company entered into a 60-month term loan agreement of $50.0 million with a third party correspondent bank. The loan accrues interest at a fixed rate of 2.95% with a monthly payment sufficient to fully amortize the loan, with all remaining unpaid principal and interest due at maturity on March 30, 2026. The Company paid the Lender a non-refundable $325 thousand loan origination fee upon signing of the Note that is presented as a direct deduction from the carrying amount of the loan and will be amortized into interest expense over the life of the loan.	$ 13,184	$ 23,354
In March 2024, the Company entered into a 60-month term loan agreement of $100.0 million with a third party correspondent bank. The loan accrues interest at a fixed rate of 5.95% with monthly interest payments until maturity on March 28, 2029, and $33.0 million of principal to be paid in year 4, and $67.0 million of principal to be paid in year 5. The Company paid the Lender a non-refundable $600 thousand loan origination fee upon signing of the Note that is represented as a direct deduction from the carrying amount of the loan and will be amortized into interest expense over the life of the loan.	99,505	—
Other long term debt [1]	131	—
Total borrowings	$ 112,820	$ 23,354

(1) Includes finance leases.

As of December 31, 2024 and 2023, the Company's total unused borrowing capacity was $3.55 billion and $3.68 billion, respectively, based upon securities and loans identified as available for collateral. Unused borrowing capacity consists of access through the Federal Reserve Bank's discount window, available lines of credit with the Federal Home Loan Bank and other correspondent banks, access to a repurchase agreement, and the Federal Reserve Bank's Bank Term Funding Program which ended March 11, 2024. If additional collateral is available, the Company's aggregate approved borrowing capacity with all of the above sources is $6.10 billion and $6.28 billion as of December 31, 2024 and 2023, respectively. See further details below on each type of unused borrowing available to the Company.

The Company may borrow funds through the Federal Reserve Bank's discount window. These borrowings are secured by qualifying loans and investment securities with a balance of $3.25 billion and $2.74 billion as of December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, the Company had approximately $2.73 billion and $2.21 billion, respectively, in borrowing capacity available under these arrangements with no outstanding balance as of December 31, 2024 or 2023.

On June 18, 2018, the Company entered into a borrowing agreement with the Federal Home Loan Bank of Atlanta. These borrowings must be secured with eligible collateral approved by the Federal Home Loan Bank of Atlanta. As of December 31, 2024 and 2023, there was $3.13 billion and $2.72 billion, respectively, of stated potential borrowing capacity available under this agreement, of which approximately $587.8 million and $111.7 million of securities are available for collateral, respectively. There is no collateral pledged and no advances outstanding as of December 31, 2024 or 2023.

The Company may purchase federal funds through unsecured federal funds lines of credit with various correspondent banks, which totaled $130.0 million as of December 31, 2024 and 2023. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and terms of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had no outstanding balance on the lines of credit as of December 31, 2024 and 2023.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

In September 2024, the Company modified a $100.0 million revolving line of credit with a third party correspondent bank. The line of credit is unsecured and accrues interest at 30-day SOFR plus 1.25% with an interest rate floor of 2.75% and an interest rate cap of 6.75%. The line of credit was extended 12 months to a maturity date of October 10, 2027. Payments are interest only with all principal and accrued interest due at maturity. The terms of this loan require the Company to maintain minimum capital and debt service coverage ratios. The Company paid the Lender a non-refundable $250 thousand renewal fee upon modifying the Note that will be amortized into interest expense over the life of the loan. As of December 31, 2024 and 2023, there was $100.0 million of available credit.

The Company could borrow funds from the Bank Term Funding Program ("BTFP"). Under the BTFP, advances must be secured by pledging eligible securities owned by the Company on March 12, 2023. BTFP advances could be requested for a term of up to one year at a fixed market rate until the program ended March 11, 2024. As of December 31, 2024, there was no potential borrowing capacity available and no outstanding balance.

The Company has entered into a repurchase agreement with a third party for up to $5.0 million as of December 31, 2024 and 2023. At the time the Company enters into a transaction with the third party, the Company must transfer securities or other assets against the funds received. The terms of the agreement are set at market conditions at the time the Company enters into such transaction. The Company had no outstanding balance on the repurchase agreement as of December 31, 2024 and 2023.

Note 9. Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	2024	2023	2022
Current income tax expense:			
Federal	$ 16,700	$ 24,051	$ 3,686
State	6,538	7,042	3,301
Total current tax expense	23,238	31,093	6,987
Deferred income tax (benefit) expense:			
Federal	(9,439)	(20,914)	23,838
State	(1,981)	(1,247)	3,291
Total deferred tax (benefit) expense	(11,420)	(22,161)	27,129
Income tax expense, as reported	$ 11,818	$ 8,932	$ 34,116

Reported income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 21% in 2024, 2023 and 2022 to income before income taxes as follows:

	2024	2023	2022
Income tax expense computed at the statutory rate	$ 18,739	$ 17,394	$ 44,168
State income tax expense, net of federal	3,184	4,316	5,899
Stock-based compensation expense	(194)	2,084	73
Decrease in taxes due to investment tax credit	(10,440)	(16,390)	(16,361)
Amended return net benefits	—	—	(3,261)
Other	529	1,528	3,598
Total income tax expense	$ 11,818	$ 8,932	$ 34,116

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Components of deferred tax assets and liabilities are as follows:

	2024	2023
Deferred tax assets:		
Net unrealized losses on securities available for sale	$ 26,003	$ 26,753
Allowance for loan and lease losses	40,564	30,576
Stock-based compensation expense	2,701	2,599
Capitalized research and experimentation costs	6,205	4,726
Accrued expenses	4,029	1,283
Allowance for off-balance sheet credit exposures	3,293	1,178
Operating lease liabilities	638	773
Unguaranteed loan discount	—	319
Deferred loan fees and costs, net	—	101
Other	702	628
Total deferred tax assets	84,135	68,936
Deferred tax liabilities:		
Premises and equipment	35,831	37,381
Net unrealized gains on non-marketable and other equity securities	17,245	18,165
Mark to market on loans held for sale	11,968	6,294
Unguaranteed loan discount	34	—
Deferred loan fees and costs, net	1,415	—
Operating lease right-of-use assets	541	680
Goodwill and intangibles	34	19
Other	11	11
Total deferred tax liabilities	67,079	62,550
Net deferred tax asset	$ 17,056	$ 6,386

The Company assesses the realizability of deferred tax assets at each reporting period and considers whether it is more likely than not that a deferred tax asset will not be realized. The realization of a deferred tax asset is dependent upon the generation of future taxable income during periods in which the related temporary difference becomes deductible or realizable prior to its expiration. The Company considers projected future taxable income, scheduled reversal of deferred tax liabilities, cessation of investing in renewable energy assets that generate investment tax credits and tax planning strategies in making this assessment. Based on these considerations, management believes it is more likely than not that the deferred tax assets will be realized.

ASC 740, Income Taxes, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The Company does not have material uncertain tax positions, interest or penalties recorded in the consolidated balance sheets or statements of income as of or for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the Company was under audit by the Internal Revenue Service principally as it relates to prior energy credits. Due to the complexities of uncertainties, the ultimate resolution may result in a liability that is materially different from the current estimate.

The Company files a consolidated income tax return in the U.S. federal tax jurisdiction. Generally, the Company's federal and state tax returns are no longer subject to examination by the taxing authorities for years prior to 2015.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 10. Fair Value of Financial Instruments

Fair Value Hierarchy

There are three levels of inputs in the fair value hierarchy that may be used to measure fair value. Financial instruments are considered *Level 1* when valuation can be based on quoted prices in active markets for identical assets or liabilities. *Level 2* financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered *Level 3* when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

Recurring Fair Value

The following sections provide a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the fair value hierarchy:

Investment securities available-for-sale: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, discounted cash flow or at net asset value per share. Level 2 securities would include U.S. government agency securities, mortgage-backed securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Loans held for investment: The fair values of loans accounted for under the fair value option are determined using a DCF methodology. The estimate incorporates assumptions that market participants would use to estimate fair value of similar assets such as prepayment speeds, default and severity rates, and a discount rate. Due to the nature of the valuation inputs, loans held for investment are classified within Level 3 of the valuation hierarchy.

Servicing assets: Servicing rights do not trade in an active, open market with readily observable prices. While sales of servicing rights do occur, the precise terms and conditions typically are not readily available. Accordingly, the Company estimates the fair value of servicing rights using discounted cash flow models incorporating numerous assumptions from the perspective of a market participant including servicing income, ancillary income, servicing costs, discount rates and prepayment speeds. Due to the nature of the valuation inputs, servicing rights are classified within Level 3 of the valuation hierarchy.

Mutual fund: The mutual fund is registered with the Securities and Exchange Commission as a closed-end, non-diversified management investment company and operates as an interval fund. The fund primarily invests in the unguaranteed portion of SBA504 first lien loans secured by owner-occupied commercial real estate. This investment is valued using quoted prices in markets that are not active and is classified as Level 2 within the valuation hierarchy.

Equity warrant assets: Fair value measurements of equity warrant assets of private companies are priced based on a Black-Scholes option pricing model to estimate the asset value by using stated strike prices, option expiration dates, risk-free interest rates and option volatility assumptions. Option volatility assumptions used in the Black-Scholes model are based on public companies that operate in similar industries as the companies in the Company's private company portfolio. Values are further adjusted for a general lack of liquidity due to the private nature of the associated underlying company. The Company classifies equity warrant assets within Level 3 of the valuation hierarchy.

The table below provides a rollforward of the Level 3 equity warrant asset fair values.

		Twelve months ended December 31,		
Equity Warrant Assets		**2024**		**2023**
Balance at beginning of period	$	2,874	$	2,210
Issuances		798		1,005
Net gains on derivative instruments		5,962		19
Settlements		(2,472)		(360)
Balance at end of period	$	7,162	$	2,874

The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis.

December 31, 2024		**Total**		**Level 1**		**Level 2**		**Level 3**
Investment securities available-for-sale								
U.S. government agencies	$	17,897	$	—	$	17,897	$	—
Mortgage-backed securities		1,227,333		—		1,227,333		—
Municipal bonds [1]		2,973		—		2,890		83
Loans held for investment		328,746						328,746
Servicing assets [2]		55,788		—		—		55,788
Mutual fund		458		—		458		—
Equity warrant assets		7,162		—		—		7,162
Total assets at fair value	$	1,640,357	$	—	$	1,248,578	$	391,779

December 31, 2023		**Total**		**Level 1**		**Level 2**		**Level 3**
Investment securities available-for-sale								
U.S. government agencies	$	17,529	$	—	$	17,529	$	—
Mortgage-backed securities		1,105,592		—		1,105,592		—
Municipal bonds [1]		3,039		—		2,954		85
Loans held for investment		388,036		—		—		388,036
Servicing assets [2]		48,186		—		—		48,186
Mutual fund		1,645		—		1,645		—
Equity warrant assets		2,874		—		—		2,874
Total assets at fair value	$	1,566,901	$	—	$	1,127,720	$	439,181

(1) During the year ended December 31, 2024, the Company recorded a principal paydown of $1 thousand and a fair value adjustment loss of $1 thousand. During the year ended December 31, 2023, the Company recorded a principal paydown of $1 thousand and a fair value adjustment loss of $7 thousand.

(2) See Note 5 for a rollforward of recurring Level 3 fair values for servicing assets.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Fair Value Option

Until the first quarter of 2021, the Company had historically elected to account for retained participating interests of all government guaranteed loans under the fair value option in order to align the accounting presentation with the Company's viewpoint of the economics of the loans. Interest income is recognized in the same manner on loans reported at fair value as on non-fair value loans, except in regard to origination fees and costs which are recognized immediately upon fair value election. Not electing fair value generally results in a larger discount being recorded on the date of the sale. This discount is subsequently accreted into interest income over the underlying loan's remaining term using the effective interest method. Management made this change of election in alignment with its ongoing effort to reduce volatility and drive more predictable revenue. In accordance with GAAP, any loans for which fair value was previously elected continue to be measured as such.

There were no loans accounted for under the fair value option that were 90 days or more past due and still accruing interest at December 31, 2024 or 2023. The unpaid principal balance of unguaranteed exposure for nonaccruals was $10.0 million and $9.1 million at December 31, 2024 and 2023, respectively.

The following tables provide more information about the fair value carrying amount and the unpaid principal outstanding of loans accounted for under the fair value option at December 31, 2024 and December 31, 2023.

	December 31, 2024								
	Total Loans			Nonaccruals			90 Days or More Past Due		
	Fair Value Carrying Amount	Unpaid Principal Balance	Difference	Fair Value Carrying Amount	Unpaid Principal Balance	Difference	Fair Value Carrying Amount	Unpaid Principal Balance	Difference
Fair Value Option Elections									
Loans held for investment	$328,746	$342,150	$(13,404)	$ 63,386	$ 64,784	$ (1,398)	$ 51,272	$ 52,528	$ (1,256)
	$328,746	$342,150	$(13,404)	$ 63,386	$ 64,784	$ (1,398)	$ 51,272	$ 52,528	$ (1,256)

	December 31, 2023								
	Total Loans			Nonaccruals			90 Days or More Past Due		
	Fair Value Carrying Amount	Unpaid Principal Balance	Difference	Fair Value Carrying Amount	Unpaid Principal Balance	Difference	Fair Value Carrying Amount	Unpaid Principal Balance	Difference
Fair Value Option Elections									
Loans held for investment	$388,036	$407,544	$(19,508)	$ 48,474	$ 50,749	$ (2,275)	$ 36,490	$ 37,939	$ (1,449)
	$388,036	$407,544	$(19,508)	$ 48,474	$ 50,749	$ (2,275)	$ 36,490	$ 37,939	$ (1,449)

The following table presents the net gains (losses) from changes in fair value.

	Twelve Months Ended December 31,	
Gains (Losses) on Loans Accounted for under the Fair Value Option	**2024**	**2023**
Loans held for investment	$ 2,403	$ (3,539)
	$ 2,403	$ (3,539)

Losses related to borrower-specific credit risk were $0 and $3.5 million for the twelve months ended December 31, 2024 and 2023, respectively.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The following tables summarize the activity pertaining to loans accounted for under the fair value option.

Loans held for investment	Twelve Months Ended December 31,			
	2024		**2023**	
Balance at beginning of period	$	388,036	$	494,458
Repurchases and issuances		25,192		22,955
Fair value changes		2,403		(3,539)
Transfers		—		—
Settlements		(86,885)		(125,838)
Balance at end of period	$	328,746	$	388,036

Non-recurring Fair Value

The following sections provide a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis, as well as the general classification of such instruments pursuant to the fair value hierarchy:

Collateral-dependent loans: Loans are considered collateral-dependent when the Company has determined that foreclosure of the collateral is probable or when a borrower is experiencing financial difficulty and the loan is expected to be repaid substantially through the operation or sale of collateral. A collateral-dependent loan's ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. Fair value of the loan's collateral is determined by appraisals, independent valuation, or management's estimation of fair value which is then adjusted for the cost related to liquidation of the collateral. Collateral-dependent loans are generally classified as Level 3 based on management's judgment and estimation. Loans with agreed upon sales prices are classified as Level 1.

Foreclosed assets: Foreclosed real estate is adjusted to fair value less selling costs upon transfer of the loans to foreclosed real estate. Subsequently, foreclosed real estate is carried at the lower of carrying value or fair value less selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. Given the lack of observable market prices for identical properties and market discounts applied to appraised values, the Company generally classifies foreclosed assets as non-recurring Level 3.

The tables below present the recorded amount of assets measured at fair value on a non-recurring basis. The Company has no liabilities recorded at fair value on a non-recurring basis.

December 31, 2024	Total		Level 1		Level 2		Level 3	
Collateral-dependent loans	$	17,085	$	—	$	—	$	17,085
Foreclosed assets		1,944		—		—		1,944
Total assets at fair value	$	19,029	$	—	$	—	$	19,029

December 31, 2023	Total		Level 1		Level 2		Level 3	
Collateral-dependent loans	$	4,503	$	—	$	—	$	4,503
Foreclosed assets		6,481		—		—		6,481
Total assets at fair value	$	10,984	$	—	$	—	$	10,984

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Level 3 Analysis

For Level 3 assets measured at fair value on a recurring or non-recurring basis as of December 31, 2024 and December 31, 2023, the significant unobservable inputs used in the fair value measurements were as follows:

December 31, 2024

Level 3 Assets with Significant Unobservable Inputs	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average [1]
Recurring fair value					
Municipal bond	$ 83	Discounted expected cash flows	Discount rate	7.2%	N/A
			Prepayment speed	5.0%	N/A
Loans held for investment	$ 328,746	Discounted expected cash flows	Loss rate	0.0% - 6.3%	1.1 %
			Discount rate	7.0% - 18.0%	9.2 %
			Prepayment speed	14.3% - 30.1%	16.3 %
Servicing assets	$ 55,788	Discounted expected cash flows	Discount rate	13.5%	13.5 %
			Prepayment speed	11.9% - 18.3%	15.6 %
Equity warrant assets	$ 7,162	Black-Scholes option pricing model	Volatility	13.1% - 90.0%	32.1 %
			Risk-free interest rate	4.5% - 4.6%	4.5 %
			Marketability discount	10.0% - 25.0%	13.8 %
			Remaining life	2.91 - 12 years	4.5 years
Non-recurring fair value					
Collateral-dependent loans	$ 17,085	Discounted appraisals	Appraisal adjustments [2]	0.0% - 95.8%	45.4 %
Foreclosed assets	$ 1,944	Discounted appraisals	Appraisal adjustments [2]	10.0%	10.0 %

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

<u>December 31, 2023</u>

Level 3 Assets with Significant Unobservable Inputs	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average [1]
Recurring fair value					
Municipal Bond	$ 85	Discounted expected cash flows	Discount rate	7.0%	N/A
			Prepayment speed	5.0%	N/A
Loans held for investment	$ 388,036	Discounted expected cash flows	Loss rate	0.0% - 7.4%	1.2 %
			Discount rate	6.7% - 18.0%	9.6 %
			Prepayment speed	14.0% - 30.3%	16.0 %
Servicing assets	$ 48,186	Discounted expected cash flows	Discount rate	14.5 %	14.5 %
			Prepayment speed	11.8% - 17.8%	15.3 %
Equity warrant assets	$ 2,874	Black-Scholes option pricing model	Volatility	26.9% - 90.0%	35.8 %
			Risk-free interest rate	3.8% - 3.9%	3.9 %
			Marketability discount	20.0% - 25.0%	22.7 %
			Remaining life	3.9 - 10 years	7.6 years
Non-recurring fair value					
Collateral-dependent loans	$ 4,503	Discounted appraisals	Appraisal adjustments [2]	10.0% - 70.0%	38.7 %
Foreclosed assets	$ 6,481	Discounted appraisals	Appraisal adjustments [2]	10.0% - 17.4%	10.4 %

(1)   Weighted averages are determined by the relative fair value of the instruments or the relative contribution to the instruments fair value.

(2)   Appraisals may be adjusted by management for customized discounting criteria, estimated sales costs, and other qualitative adjustments.

Estimated Fair Value of Other Financial Instruments

GAAP also requires disclosure of fair value information about financial instruments carried at book value on the consolidated balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value to the Company.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of the Company's financial instruments not measured at fair value on a recurring or non-recurring basis are as follows:

December 31, 2024	Carrying Amount	Quoted Price In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets					
Cash and due from banks	$ 608,800	$ 608,800	$ —	$ —	$ 608,800
Certificates of deposit with other banks	250	250	—	—	250
Loans held for sale	346,002	—	—	367,993	367,993
Loans and leases held for investment, net of allowance for credit losses on loans and leases	9,737,112	—	—	9,556,981	9,556,981
Financial liabilities					
Deposits	11,760,494	—	11,317,639	—	11,317,639
Borrowings	112,820	—	—	121,026	121,026

December 31, 2023	Carrying Amount	Quoted Price In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets					
Cash and due from banks	$ 582,540	$ 582,540	$ —	$ —	$ 582,540
Certificates of deposit with other banks	250	250	—	—	250
Loans held for sale	387,037	—	—	402,096	402,096
Loans and leases held for investment, net of allowance for credit losses on loans and leases	8,119,971	—	—	8,600,046	8,600,046
Financial liabilities					
Deposits	10,275,019	—	10,080,182	—	10,080,182
Borrowings	23,354	—	—	22,844	22,844

Note 11. Commitments and Contingencies

Litigation

In the ordinary course of operations, the Company is at times involved in legal proceedings. In the opinion of management, as of December 31, 2024, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Financial Instruments with Off-balance-sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31, 2024	December 31, 2023
Commitments to extend credit [1] [2]	$ 3,597,937	$ 2,921,978
Standby letters of credit	7,365	20,487
Airplane purchase agreement commitments	—	9,000
Total unfunded off-balance sheet credit risk	$ 3,605,302	$ 2,951,465

(1) Includes unfunded overdraft protection.

(2) Includes $1.20 billion and $1.17 billion at December 31, 2024 and 2023, respectively, for which loan commitment letters have been issued. Such letters do not represent a present obligation to extend credit due to the variety of conditions contained in the letters.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

Other Commitments

See Note 2. Securities for unfunded commitments to provide capital contributions for equity fund investments as of December 31, 2024 and 2023.

As of December 31, 2023, the Company was in the final phase of constructing a new facility to accommodate expansion of its main campus. The total estimated cost to complete the construction program was approximately $37.0 million. At December 31, 2023, the Company paid and was committed to approximately $21.5 million of the total estimated amount. As of December 31, 2024, construction was complete and there was no additional committed balance.

Concentrations of Credit Risk

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Company does not have a significant number of credits to any single borrower or group of related borrowers whereby their retained exposure exceeds $20.0 million, except for fifty-one relationships that have a retained unguaranteed exposure of $2.15 billion of which $1.31 billion of the unguaranteed exposure has been disbursed.

Additionally, the Company has future minimum lease payments receivable under non-cancelable operating leases totaling $40.4 million, of which no relationships exceed $20.0 million.

The Company from time-to-time may have cash and cash equivalents on deposit with financial institutions that exceed federally-insured limits.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

*Geographic Concentration*s

The following table presents the geographic concentration of the Company's loan and lease portfolio at December 31, 2024:

	% of Total
Geographic Regions [1]	
Midwest	12.5 %
Northeast	17.1
Southeast	31.3
Southwest	13.1
West	25.5
Non-U.S.	0.5
Total	100.0 %

(1) Concentrations are stated as a percentage of total unguaranteed loans held for investment. Midwest consists of ND, SD, NE, KS, MN, IA,WI, MO, IL, IN, MI and OH. Northeast consists of MD, DE, PA, NJ, NY, CT, RI, MA, VT, ME and NH. Southeast consists of AR, LA, MS, TN, AL, GA, FL, SC, KY, NC, VA, WV, DC, PR and VI. Southwest consists of AZ, NM, TX and OK. West consists of WA, OR, CA, NV, ID, MT, WY, CO, UT, AK and HI. Non-U.S. includes addressees with foreign domicile. Domicile is determined by the principal resident or business address of the entity.

Note 12. Benefit Plans

Defined Contribution Plan

The Company maintains an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Company makes certain matching contributions and may make additional contributions at the discretion of the board of directors. Company expense relating to the plan for the years ended December 31, 2024, 2023 and 2022 amounted to $6.7 million, $6.5 million and $6.3 million, respectively.

Flexible Benefits Plan

The Company maintains a Flexible Benefits Plan which covers substantially all employees. Participants may set aside pre-tax dollars to provide for future expenses such as dependent care.

Employee Stock Purchase Plan

The Company adopted an Employee Stock Purchase Plan, or ESPP, on October 8, 2014, which was most recently amended and approved by the Company's shareholders on May 21, 2024, within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Under this plan, eligible employees are able to purchase available shares with post-tax dollars as of the grant date. In order for employees to be eligible to participate in this plan they must be employed or on an authorized leave of absence from the Company or any subsidiary immediately prior to the grant date. ESPP stock purchases cannot exceed $25 thousand in fair market value per employee per calendar year. Options to purchase shares under the ESPP are granted at a 15% discount to fair market value. Expense recognized in relation to the ESPP was $217 thousand, $246 thousand and $188 thousand for fiscal years 2024, 2023 and 2022, respectively.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Stock Option Plans

On March 20, 2015, the Company adopted the 2015 Omnibus Stock Incentive Plan (as amended and currently in effect, the "2015 Omnibus Stock Incentive Plan") which replaced the previously existing Amended Incentive Stock Option Plan and Nonstatutory Stock Option Plan. Subsequently on May 24, 2016, the 2015 Omnibus Stock Incentive Plan was amended and restated, and on May 15, 2018, the 2015 Omnibus Stock Incentive Plan was amended, to authorize awards covering a maximum of 7,000,000 and 8,750,000 common voting shares, respectively. On May 11, 2021, the Amended and Restated 2015 Omnibus Stock Incentive Plan was amended to authorize awards covering a maximum of 10,750,000 common voting shares. Subsequently on May 16, 2023, 2015 Omnibus Stock Incentive Plan was amended to authorize awards covering a maximum of 13,750,000 common voting shares. Options or restricted shares granted under 2015 Omnibus Stock Incentive Plan expire no more than 10 years from date of grant. Exercise prices under the 2015 Omnibus Stock Incentive Plan are set by the Board of Directors at the date of grant but shall not be less than 100% of fair market value of the related stock at the date of the grant. Forfeitures are recognized as they occur.

Compensation cost relating to share-based payment transactions are recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued. There was no compensation expense for stock options recognized for the year ended December 31, 2024. For the years ended December 31, 2023 and 2022, the Company recognized $25 thousand and $753 thousand in compensation expense for stock options, respectively.

Stock option activity under the 2015 Omnibus Stock Incentive Plan during the year ended December 31, 2024 is summarized below.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2023	676,563	$ 12.74		
Exercised	(336,197)	10.35		
Forfeited	(7,980)	4.40		
Outstanding at December 31, 2024	332,386	$ 15.35	0.70 years	$ 8,043,504
Exercisable at December 31, 2024	332,386	$ 15.35	0.70 years	$ 8,043,504

The following is a summary of non-vested stock option activity for the Company for the years ended December 31, 2024, 2023 and 2022.

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2021	382,850	$ 6.75
Vested	(336,464)	6.85
Forfeited	(8,626)	6.95
Non-vested at December 31, 2022	37,760	6.60
Vested	(37,760)	6.60
Non-vested at December 31, 2023	—	—
Vested	—	—
Non-vested at December 31, 2024	—	$ —

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $10.1 million, $2.8 million and $7.0 million, respectively.

At December 31, 2024, there was no unrecognized compensation costs relating to stock options.

There were no options granted in 2024, 2023 or 2022.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Restricted Stock Plan

In 2010, the Company adopted a Restricted Stock Plan. Under this plan, a total of 1,350,000 shares of Common Stock were available for issuance to eligible employees. Restricted stock grants vested in equal installments ranging from immediate vesting to over a seven year period from the date of the grant. Under the 2015 Omnibus Stock Incentive Plan, which replaced the previously existing Restricted Stock Plan, 885,939 restricted stock units were granted during 2022 to eligible employees and outside directors at a weighted average grant date fair value of $37.75. During 2023, 927,838 restricted stock units were granted to eligible employees and outside directors at a weighted average grant date fair value of $34.83. The vesting of these grants was time based and had no market price conditions. During 2024, 524,064 restricted stock units were granted to eligible employees and outside directors at a weighted average grant date fair value of $39.30, of which the vesting of all grants was time based.

The fair value of each restricted stock unit is based on the market value of the Company's stock on the date of the grant. Restricted stock awards are authorized in the form of restricted stock awards or units ("RSUs").

RSUs have a restriction based on the passage of time and may also have a restriction based on a non-market-related performance criteria. The fair value of the RSUs is based on the closing price on the date of the grant.

The following is a summary of non-vested RSU stock activity for the Company for the year ended December 31, 2024.

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2023	2,228,236 $	39.50
Granted	524,064	39.30
Vested	(613,979)	39.56
Forfeited	(111,799)	35.27
Non-vested at December 31, 2024	2,026,522 $	39.66

For the years ended December 31, 2024, 2023 and 2022, the Company recognized $26.2 million, $17.6 million and $19.4 million in compensation expense for RSUs, respectively.

At December 31, 2024, unrecognized compensation costs relating to RSUs amounted to $67.5 million which will be recognized over a weighted average period of 3.24 years.

Subsequently in February 2025, the Company granted 551,911 RSUs with a weighted average grant date fair value of $34.54 with unrecognized compensation expense of $19.1 million which will be recognized over a weighted average period of 5.01 years.

Employee Incentive Compensation

The Company has an incentive compensation framework whereby full-time employees are eligible to receive an annual cash bonus payment plus the opportunity for an annual long-term incentive ("LTI") equity grant in the form of RSUs. Both cash bonus and LTI equity grants are based on each individual's base pay and overall Company performance. LTI grants are generally influenced by each individual's tiered target as a percent of base pay. Total expenses related to the cash bonus for employees were $12.9 million, $1.0 million and $9.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. There were no discretionary special bonuses for December 31, 2024. In addition, for the years ended December 31, 2023 and 2022 the Company had discretionary special bonuses of $4.5 million and $10.5 million, respectively, to most full-time employees.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 13. Regulatory Matters

Dividends

The Bank, as a North Carolina banking corporation, may pay dividends to shareholders provided the bank does not make distributions that reduce its capital below its applicable required capital, pursuant to North Carolina General Statutes Section 53C-4-7. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. The Basel III Capital Rules, a comprehensive capital framework for U.S. banking organizations, includes quantitative measures designed to ensure capital adequacy. The Basel III Rules require the Company and the Bank to maintain (i) a minimum common equity Tier 1 ratio of 4.50 percent plus a 2.50 percent "capital conservation buffer" (effectively resulting in minimum common equity Tier 1 ratio of 7.00 percent), (ii) Tier 1 risk-based capital minimum of 6.00 percent plus the capital conservation buffer (effectively resulting in a minimum Tier 1 risk-based capital ratio of 8.50 percent), (iii) total risk-based capital ratio minimum of 8.00 percent plus the capital conservation buffer (effectively resulting in a minimum total risk-based capital ratio of 10.5 percent) and (iv) Tier 1 leverage capital ratio minimum of 4.00 percent. The capital conservation buffer is designed to absorb losses during periods of economic stress and effectively increases the minimum required risk-weighted capital ratios. Failure to meet minimum capital requirements may result in certain actions by regulators that could have a direct material effect on the consolidated financial statements.

Based on the most recent notification from the Federal Deposit Insurance Corporation, the Bank is well capitalized under the regulatory framework for prompt corrective action. As of December 31, 2024, the Company and the Bank met all capital adequacy requirements to which they are subject and were not aware of any conditions or events that would change each entity's well capitalized status.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Capital amounts and ratios as of December 31, 2024 and 2023, are presented in the following table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated - December 31, 2024						
Common Equity Tier 1						
(to Risk-Weighted Assets)	$ 1,049,420	11.04 %	$ 427,941	4.50 %	N/A	N/A
Total Capital						
(to Risk-Weighted Assets)	$ 1,169,061	12.29 %	$ 760,784	8.00 %	N/A	N/A
Tier 1 Capital						
(to Risk-Weighted Assets)	$ 1,049,420	11.04 %	$ 570,588	6.00 %	N/A	N/A
Tier 1 Capital						
(to Average Assets)	$ 1,049,420	8.21 %	$ 511,293	4.00 %	N/A	N/A
Bank - December 31, 2024						
Common Equity Tier 1						
(to Risk-Weighted Assets)	$ 1,020,820	10.96 %	$ 418,992	4.50 %	$ 605,210	6.50%
Total Capital						
(to Risk-Weighted Assets)	$ 1,138,006	12.22 %	$ 744,874	8.00 %	$ 931,093	10.00 %
Tier 1 Capital						
(to Risk-Weighted Assets)	$ 1,020,820	10.96 %	$ 558,656	6.00 %	$ 744,874	8.00 %
Tier 1 Capital						
(to Average Assets)	$ 1,020,820	8.04 %	$ 507,725	4.00 %	$ 634,657	5.00 %
Consolidated - December 31, 2023						
Common Equity Tier 1						
(to Risk-Weighted Assets)	$ 960,433	11.73 %	$ 368,549	4.50%	N/A	N/A
Total Capital						
(to Risk-Weighted Assets)	$ 1,063,157	12.98 %	$ 655,198	8.00%	N/A	N/A
Tier 1 Capital						
(to Risk-Weighted Assets)	$ 960,433	11.73 %	$ 491,399	6.00%	N/A	N/A
Tier 1 Capital						
(to Average Assets)	$ 960,433	8.58 %	$ 447,561	4.00%	N/A	N/A
Bank - December 31, 2023						
Common Equity Tier 1						
(to Risk-Weighted Assets)	$ 823,478	10.40 %	$ 356,426	4.50%	$ 514,837	6.50%
Total Capital						
(to Risk-Weighted Assets)	$ 922,876	11.65 %	$ 633,646	8.00%	$ 792,057	10.00%
Tier 1 Capital						
(to Risk-Weighted Assets)	$ 823,478	10.40 %	$ 475,234	6.00%	$ 633,646	8.00%
Tier 1 Capital						
(to Average Assets)	$ 823,478	7.41 %	$ 444,480	4.00%	$ 555,600	5.00%

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 14. Transactions with Related Parties

The Company has entered into transactions with its directors, officers, significant shareholders, their affiliates, and equity method investments ("related parties").

Related parties include the following equity method investments: Apiture, Inc. ("Apiture"), Canapi Funds, Cape Fear Collective 1 & 2, OTR, Estrella Landing, Green Sun, Sun Vest, HEP and Heelstone.

Apiture is a digital banking solution for financial institutions. The Canapi Funds are investment funds which focus on providing venture capital to new and emerging financial technology companies. Each of Cape Fear Collective 1 & 2 is a "qualified housing project" within the meaning of 12 CFR 362.3 and serves as a special purpose vehicle to purchase residential homes available for sale in the community. OTR is a Community Development Financial Institution ("CDFI") certified by the U.S. Department of the Treasury. CDFIs provide credit and financial services to underserved markets and populations to help low-income and other disadvantaged people join the economic mainstream. Estrella Landing is a LIHTC investment that qualifies as an affordable housing project located in Wilmington, NC. Green Sun, Sun Vest, HEP, and Heelstone are solar income tax credit projects. See Note 2. Securities, section captioned "Equity Method Accounting," for further detail on equity method investments.

The following table provides related party loan activity during 2024:

	Amount
Balance as of December 31, 2023	$ 22,924
Loan originations	—
Loan repayments	(1,716)
Balance as of December 31, 2024	$ 21,208

Deposits from related parties held by the Company as of December 31, 2024 and 2023 amounted to $41.1 million and $48.6 million, respectively.

Medical Park Hotels, LLC ("Medical Park Hotels") owns a hotel in the Wilmington, North Carolina area. One executive officer and one board member hold a combined total of 24% interest in Medical Park Hotels. During the year ended December 31, 2024, the Company paid Medical Park Hotels $183 thousand for room rentals to house employees, recruits and other business associates when visiting the Wilmington, North Carolina area.

During the years ended December 31, 2024, 2023 and 2022, the Company paid Apiture $3.8 million, $2.5 million and $2.0 million, respectively, for professional services. During 2024, 2023 and 2022, the Company recognized income from Apiture of $217 thousand, $385 thousand and $438 thousand, respectively, for shared services and rent.

As of December 31, 2024, Live Oak Bancshares, Inc. and two Company Directors held carried interest in Canapi Ventures Fund, L.P. The Company recognized $731 thousand of carried interest during the year ended December 31, 2024. No carried interest was recognized during 2023 and 2022.

During the year ended December 31, 2022, the Company made charitable contributions in the amount of $310 thousand, to Collective Impact in New Hanover County, a 501(c)(3) charitable organization ("Collective Impact"). There were no charitable contributions made during the years ended December 31, 2024 and 2023. Cape Fear Collective Ventures, LLC, a wholly owned subsidiary of Collective Impact, manages each of Cape Fear Collective 1 & 2.

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Note 15. Parent Company Only Financial Statements

The following balance sheets, statements of income and statements of cash flows are for Live Oak Bancshares, Inc.

Balance Sheets

	As of December 31,	
	2024	**2023**
Assets		
Cash and cash equivalents	$ 56,144	$ 81,897
Investment in subsidiaries	1,048,715	843,978
Other assets	17,916	14,518
Total assets	$ 1,122,775	$ 940,393
Liabilities and Shareholders' Equity		
Borrowings	$ 112,689	$ 23,354
Other liabilities	6,590	14,373
Total liabilities	119,279	37,727
Shareholders' equity:		
Common stock	365,607	344,568
Retained earnings	715,767	642,817
Accumulated other comprehensive loss	(82,344)	(84,719)
Total shareholders' equity attributed to Live Oak Bancshares, Inc.	999,030	902,666
Non-controlling interest	4,466	—
Total shareholders' equity	1,003,496	902,666
Total liabilities and shareholders' equity	$ 1,122,775	$ 940,393

Live Oak Bancshares, Inc.
Notes to Consolidated Financial Statements

Statements of Income

	Years ended December 31,					
	2024		**2023**		**2022**	
Interest income	$	281	$	581	$	73
Interest expense		5,577		1,182		1,648
Net interest loss		(5,296)		(601)		(1,575)
Noninterest income:						
Other noninterest income		757		(290)		(107)
Total noninterest income		757		(290)		(107)
Noninterest expense:						
Salaries and employee benefits		1,213		1,549		1,444
Professional services expense		1,657		1,540		1,163
Other expense		3,020		2,384		1,907
Total noninterest expense		5,890		5,473		4,514
Net loss before equity in undistributed income of subsidiaries		(10,429)		(6,364)		(6,196)
Income tax benefit		(3,907)		(1,010)		(1,358)
Net loss		(6,522)		(5,354)		(4,838)
Equity in undistributed income of subsidiaries in excess of dividends from subsidiaries		83,939		79,252		181,046
Net income		77,417		73,898		176,208
Net loss attributable to non-controlling interest		57		—		—
Net income attributable to Live Oak Bancshares, Inc.	$	77,474	$	73,898	$	176,208

Statements of Cash Flows

	Years ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income	$ 77,417	$ 73,898	$ 176,208
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed net income of subsidiaries in excess of dividends of subsidiaries	(83,939)	(79,252)	(181,046)
Subsidiary vesting of restricted stock and other	(16,978)	(10,474)	(14,862)
Deferred tax (benefit) expense	(680)	(15)	434
Stock option compensation expense	—	272	942
Restricted stock compensation expense	26,205	17,603	19,405
Business combination contingent consideration fair value adjustments	(125)	125	(86)
Net change in other assets	(9,631)	36,283	(2,846)
Net change in other liabilities	526	299	(1,626)
Net cash (used in) provided by operating activities	(7,205)	38,739	(3,477)
Cash flows from investing activities			
Capital (investment in) return on subsidiaries	(96,041)	(40,000)	121,750
Purchases of equity security investments	(90)	(132)	(182)
Purchases of equity method investments	(1,181)	(612)	(904)
Net cash (used in) provided by investing activities	(97,312)	(40,744)	120,664
Cash flows from financing activities			
Proceeds from borrowings	99,552	71	12,096
Repayment of borrowings	(10,217)	(9,920)	(29,627)
Stock option exercises	2,311	1,168	2,118
Employee stock purchase program	1,449	1,396	1,067
Withholding cash issued in lieu of restricted stock and other	(8,926)	(6,725)	(4,972)
Repurchase and retirement of shares	—	—	—
Shareholder dividend distributions	(5,405)	(5,326)	(5,266)
Net cash provided by (used in) financing activities	78,764	(19,336)	(24,584)
Net change in cash and cash equivalents	(25,753)	(21,341)	92,603
Cash and cash equivalents at beginning of year	81,897	103,238	10,635
Cash and cash equivalents at end of year	$ 56,144	$ 81,897	$ 103,238

Item 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 9A. **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as of the end of the period covered by this Annual Report on Form 10-K because of the material weakness in internal control over financial reporting described below. Notwithstanding the material weakness, based on additional analyses and other procedures performed, management believes that the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, the Company's financial position, results of operations, and cash flows as of and for the periods presented, in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company did not have a restatement of current or prior periods as a result of this material weakness in internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). the Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, with participation of the CEO and CFO, under the oversight of the Company's Board of Directors, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the framework established in "Internal Control-Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Based on the assessment, and subsequent to our filing of a Form 12b-25 on March 4, 2025, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2024, as management did not sufficiently maintain effective control activities related to the loan review process. The ineffective controls impacted the Company's ability to timely identify risk rating downgrades and the related impact to the allowance for credit losses ("ACL") on loans and leases and related disclosures.

Management concluded that this material weakness was primarily due to (1) insufficient oversight of the control environment as it relates to the loan review process by the Company's Risk Committee of the Board of Directors, (2) inadequate training of employees relative to internal controls over financial reporting over the loan review process, and (3) lack of effective risk assessment process and monitoring activities responsive to both risks in the loan portfolio and the current economic environment, including the continued appropriateness of control design and level of documentation.

These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore, we concluded that the deficiencies represent a material weakness in the Company's internal control over financial reporting and the Company's internal control over financial reporting was not effective as of December 31, 2024. The Company did not have a restatement of current or prior periods as a result of this material weakness in internal control over financial reporting.

KPMG LLP, the Company's independent registered public accounting firm, audited the 2024 consolidated financial statements of the Company included in this Annual Report on Form 10-K and has issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. KPMG LLP's report entitled "Report of Independent Registered Public Accounting Firm" appears in Item 8.

Remediation Status of Reported Material Weakness

The Company is currently working to remediate the material weakness described above, including assessing the need for additional remediation steps and implementing additional measures to remediate the underlying causes that gave rise to the material weakness. The Company is committed to maintaining a strong internal control environment and to ensuring that proper oversight and a consistent tone is communicated throughout the organization. The Company expects that existing deficiencies will be remediated through implementation of processes and controls designed to ensure compliance with GAAP.

Specifically, we are in the process of strengthening our internal control over financial reporting as follows:

- Enhancing the depth and breadth of our independent loan review function to make the appropriate changes to the scoping approach, timing, risk assessment, and related processes.

- Increasing the frequency and nature of reporting from our independent loan review function to the Risk Committee to support the Board of Directors' role in overseeing risk.

- Enhancing internal control training, including focus on risk assessment, design, monitoring, and documentation with regards to the Company's loan review process.

We believe that these actions will remediate the material weakness. The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control over Financial Reporting

Except for the material weakness in internal control over financial reporting described above, there have not been any changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   OTHER INFORMATION

Insider Trading Arrangements - During the quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement: as such terms are defined in Item 408 of Regulation S-K).

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 will be included in the Company's definitive proxy statement for the 2025 Annual Meeting of Shareholders (the "Proxy Statement"), under the headings "Proposal 1: Election of Directors," "Qualifications of Directors," "Code of Ethics and Conflict of Interest Policy," "Director Relationships," "Committees of the Board or Directors," "Executive Officers," "Report of the Audit Committee," "Insider Trading Policy," and "Delinquent Section 16(a) Reports" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the end of our 2024 fiscal year.

Item 11.   EXECUTIVE COMPENSATION

The information required by Item 11 will be included in the section of the Proxy Statement entitled "Executive Compensation and Other Matters" under the following headings and is incorporated herein by reference: "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation and Other Tables," "Potential Payments upon Termination or Change in Control," "Principal Executive Officer Pay Ratio," and "Director Compensation," and in the section of the Proxy Statement entitled "Corporate Governance" under the heading "Compensation Committee Interlocks and Insider Participation."

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 will be included in the Proxy Statement under the headings "Beneficial Ownership of Our Common Stock" and "Executive Compensation and Other Matters - Equity Compensation Plan Information" and is incorporated herein by reference.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 will be included in the Corporate Governance section of the Proxy Statement under the headings "Director Independence," "Director Relationships," "Indebtedness of and Transactions with Management," and "Certain Relationships and Related Person Transactions" and is incorporated herein by reference.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 will be included in the Proxy Statement under the heading "Proposal 3: Ratification of Independent Auditors" and is incorporated herein by reference.

The Independent Registered Public Accounting Firm for 2024 is KPMG LLP (Public Company Accounting Oversight Board Firm ID No. 185) located in Charlotte, North Carolina.

The Independent Registered Public Accounting Firm for 2023 was Forvis Mazars, LLP (Public Company Accounting Oversight Board Firm ID No. 686) located in Greenville, North Carolina.

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements. The following financial statements are filed as part of this Report.

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statements of Income for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules. All applicable financial statement schedules required under Regulation S-X have been included in the Notes to the Consolidated Financial Statements.

(a)(3) Exhibits. The exhibits listed below are filed or furnished as a part of this Annual Report on Form 10-K.

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation of Live Oak Bancshares, Inc. (incorporated by reference to Exhibit 3.1 of the registration statement on Form S-1, filed on June 19, 2015)
3.2	Amended Bylaws of Live Oak Bancshares, Inc. (incorporated by reference to Exhibit 3.2 of the amended registration statement on Form S-1, filed on July 13, 2015)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the registration statement on Form S-1, filed on June 19, 2015)
4.2	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.3 of the annual report on Form 10-K, filed on February 27, 2020)
10.1	2008 Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-1, filed on June 19, 2015) #
10.2.1	2008 Nonstatutory Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-1, filed on June 19, 2015) #
10.2.2	Amendment to 2008 Nonstatutory Stock Option Plan effective July 1, 2019 (incorporated by reference to Exhibit 10.2 of the quarterly report on Form 10-Q, filed on August 6, 2019) #
10.3.1	Second Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed on May 12, 2021) #
10.3.2	Amendment to Second Amended and Restated 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-8, filed on August 6, 2024) #
10.4.1	2015 Omnibus Stock Incentive Plan as Amended and Restated effective May 24, 2016 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on May 27, 2016) #
10.4.2	Amendment to 2015 Omnibus Stock Incentive Plan dated May 15, 2018 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on May 18, 2018) #
10.4.3	Amendment to 2015 Omnibus Stock Incentive Plan dated May 11, 2021 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on May 12, 2021) #
10.4.4	Amendment to 2015 Omnibus Stock Incentive Plan dated November 23, 2023 (incorporated by reference to Exhibit 10.4.4 of the annual report on Form 10-K, filed on February 22, 2024) #
10.5.1	Form of Stock Option Award Agreement for executive officers under the 2015 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.8 of the 2015 10-K) #

10.5.2   Form of RSU Award Agreement for certain executive officers (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed on February 14, 2020) #

10.5.3   Form of RSU Award Agreement for certain executive officers (incorporated by reference to Exhibit 99.2 of the current report on Form 8-K filed on February 24, 2021) #

10.5.4   RSU Award Agreement for William C. Losch, III (incorporated by reference to Exhibit 10.2 of the quarterly report on Form 10-Q filed on November 3, 2021) #

10.5.5   Form of RSU Award Agreement for certain executive officers (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed on February 18, 2022) #

10.5.6   Form of RSU Award Agreement for certain executive officers (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed on February 17, 2023) #

10.5.7   Form of RSU Award Agreement for certain executive officers (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed on February 16, 2024) #

10.5.8   Letter Amendment to Form of RSU Award Agreements for certain executive officers (incorporated by reference to Exhibit 10.6.9 of the annual report on Form 10-K filed February 22, 2024) #

10.5.9   Form of 2024 RSU Award Agreement for non-employee directors (incorporated by reference to Exhibit 10.1 of the quarterly report on Form 10-Q filed on August 6, 2024) #

10.5.10 Form of RSU Award Agreement for certain executive officers (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed on February 14, 2025)

16.1   Letter from Forvis Mazars, LLP dated August 9, 2024 (incorporated by reference to Exhibit 16.1 of the current report on Form 8-K filed on August 9, 2024)

19.1   Live Oak Bancshares, Inc. Insider Trading Policy*

21.1   Subsidiaries of the Registrant*

23.1   Consent of the Independent Registered Public Accounting Firm - KPMG, LLP*

23.2   Consent of the Independent Registered Public Accounting Firm - Forvis Mazars, LLP*

31.1   Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2   Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32   Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

97   Live Oak Bancshares, Inc. Clawback Policy (incorporated by reference to Exhibit 97 to the annual report on Form 10-K filed February 22, 2024)

101.INS   Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH   Inline XBRL Taxonomy Extension Schema Document

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*   Indicates a document being filed with this Form 10-K.

**   Furnished herewith. This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that Section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

\#   Denotes management contract or compensatory plan.

Item 16.   **FORM 10-K SUMMARY**

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Live Oak Bancshares, Inc.
(Registrant)

Date: March 18, 2025   By: /s/ James S. Mahan III

                                        James S. Mahan III
                                        Chairman and Chief Executive Officer
                                        (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	Date
/s/ James S. Mahan III	
James S. Mahan III	March 18, 2025
Chairman and Chief Executive Officer (Principal Executive Officer)	
/s/ Walter J. Phifer	
Walter J. Phifer	March 18, 2025
Chief Financial Officer (Principal Financial Officer)	
/s/ J. Wesley Sutherland	
J. Wesley Sutherland	March 18, 2025
Chief Accounting Officer (Principal Accounting Officer)	
/s/ William L. Williams III	
William L. Williams III	March 18, 2025
Vice Chairman of the Board of Directors	
/s/ Tonya W. Bradford	
Tonya W. Bradford	March 18, 2025
Director	
/s/ William H. Cameron	
William H. Cameron	March 18, 2025
Director	
/s/ Diane B. Glossman	
Diane B. Glossman	March 18, 2025
Director	
/s/ Glen F. Hoffsis	
Glen F. Hoffsis	March 18, 2025
Director	
/s/ David G. Lucht	
David G. Lucht	March 18, 2025
Director	
/s/ Miltom E. Petty	
Miltom E. Petty	March 18, 2025
Director	
/s/ Neil L. Underwood	
Neil L. Underwood	March 18, 2025
Director	
/s/ Yousef A. Valine	
Yousef A. Valine	March 18, 2025
Director	

Stock Performance Graph

The Stock Performance Graph set forth below compares the cumulative total stockholder return on our common stock for the period from December 31, 2019, through December 31, 2024, with the cumulative total return of the Russell 2000 Index and the KBW Nasdaq Regional Banking Index over the same period. The comparison assumes $100 was invested on December 31, 2019, in the common stock of Live Oak Bancshares, Inc., in the Russell 2000 Index and in the KBW Nasdaq Regional Banking Index and assumes reinvestment of dividends, if any.



Comparison of Total Return from 12/31/2019 – 12/31/2024

	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Live Oak Bancshares, Inc.	$ 100	$ 251	$ 463	$ 161	$ 243	$ 212
Russell 2000 Index	100	118	135	106	121	134
KBW Nasdaq Regional Banking Index	100	88	117	106	102	112

CORPORATE INFORMATION

EXECUTIVE OFFICERS

James S. Mahan III, Chief Executive Officer & Chairman

William C. Losch III, President

Walter J. Phifer, Chief Financial Officer

Michael J. Cairns, Chief Credit Officer

Micah S. Davis, Chief Marketing & Communications Officer*

Renato Derraik, Chief Information & Digital Officer*

Stephanie A. Mann, Chief Strategy Officer

Gregory W. Seward, Chief Risk Officer & General Counsel

Courtney C. Spencer, Chief Experience Officer

J. Wesley Sutherland, Chief Accounting Officer

DIRECTORS

Tonya W. Bradford

William H. Cameron

Diane B. Glossman

Glen F. Hoffsis

David G. Lucht

Miltom E. Petty

Neil L. Underwood

Yousef A. Valine

William L. Williams III

CORPORATE HEADQUARTERS

Live Oak Bancshares, Inc.

1741 Tiburon Drive

Wilmington, NC 28403

STOCK INFORMATION

The voting common stock of Live Oak Bancshares, Inc. is traded on the New York Stock Exchange under the symbol "LOB."

TRANSFER AGENT

Broadridge Corporate Issuer Solutions, Inc.

51 Mercedes Way

Edgewood, NY 11717

INDEPENDENT AUDITORS

KPMG LLP

*Live Oak Banking Company



1741 Tiburon Drive | Wilmington, NC 28403 | liveoak.bank

All content included in this Annual Report, including graphics, logos and other materials, is the property of Live Oak Bancshares, Inc., and/or its affiliates, or others as noted herein, and is protected by copyright and other laws. All trademarks and logos displayed in this Annual Report are the property of their respective owners.

IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS: This report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements generally relate to the Company's financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking terminology, such as "believes," "expects," or "are expected to," "plans," "projects," "goals," "estimates," "may," "should," "could," "would," "intends to," "outlook" or "anticipates," or variations of these and similar words. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in the company's most recent Form 10-K and subsequent SEC filings.